As filed with the Securities and Exchange Commission


                               on April 28, 2006

                                                   1933 ACT FILE NO.333-32798

                                                   1940 ACT FILE NO.  811-8727
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-2
                        (Check appropriate box or boxes)

                             REGISTRATION STATEMENT
                                      Under

                         THE SECURITIES ACT OF 1933          [X]
                         PRE-EFFECTIVE AMENDMENT NO.         [_]

                        POST-EFFECTIVE AMENDMENT NO. 15      [X]
                                     AND/OR

                             REGISTRATION STATEMENT
                                      Under

                     THE INVESTMENT COMPANY ACT OF 1940      [X]



                               AMENDMENT NO. 15              [X]


                   SunAmerica Senior Floating Rate Fund, Inc.

               (Exact name of registrant as specified in Charter)


                             Harborside Financial Center
                                  3200 Plaza 5
                          Jersey City, New Jersey 07311


                    (Address of Principal Executive Officers)

                         Registrant's telephone number,
                               including area code

                                 (800) 858-8850


                               Gregory N. Bressler
                                 General Counsel
                      AIG SunAmerica Asset Management Corp.
                             Harborside Financial Center
                                  3200 Plaza 5
                          Jersey City, New Jersey 07311


                     (Name and Address of agent for service)

                                   Copies to:

                             Margery K. Neale, Esq.
                          Willkie Farr & Gallagher, LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099

Approximate Date of Public Offering: Not Applicable

If any of the securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [_]


It is proposed that this filing will become effective:

[_] when declared effective pursuant to section 8 (c).
[_] immediately upon filing pursuant to paragraph (b).
[X] on May 1, 2006 pursuant to paragraph (b).
[_] 60 days after filing pursuant to paragraph (a).
[_] on (date) pursuant to paragraph (a) of Rule 486.
[_] This  post-effective  amendment  designates  a  new  effective  date  for  a previously filed registration statement.
[_] This  Form is  filed  to  register  additional  securities  for an  offering pursuant to Rule 462(b)  under the  Securities  Act and the  Securities  Act
    registration   statement  number  of  the  earlier  effective   registration
    statement for the same offering is ______.


This registration statement incorporates a combined prospectus pursuant to Rule 429, which relates to earlier registration statements filed by the Registrant on August 6, 1998, March 29, 1999 (See File No. 333-49273), April 13, 1999 (See
File No.  333-76157);  August 4, 1999 (See File No.  333-84429),  March 17, 2000
(See File No. 333-32798),  January 17, 2001 (See File No.  333-53840),  March 1,
2001 (See File No. 333-56408),  April 24, 2001 (See File No.  333-59432),  April
29, 2002 (see File No.  333-32798) and April 29, 2003 (see File No.  333-32798).
This prospectus may also be used in connection with sales of securities registered by the Registrant under those registration statements.

SunAmerica
--------------------------------------------------------------------------------

[GRAPHIC OMITTED]

--------------------------------------------------------------------------------

     Senior Floating Rate Fund


                                                  PROSPECTUS 2006



                                              [AIG SUNAMERICA MUTUAL FUNDS LOGO]

THIS IS A PRIVACY STATEMENT AND NOT PART OF THE PROSPECTUS

PRIVACY STATEMENT


AIG SunAmerica Asset Management Corp. ("SunAmerica") collects nonpublic personal information about you from the following sources:


o  Information we receive from you on applications or other forms; and

o Information about your AIG SunAmerica Mutual Funds transactions with us or others, including your financial advisor.


AIG SunAmerica will not disclose any nonpublic personal information about you or your account(s) to anyone unless one of the following conditions is met:

o  AIG SunAmerica receives your prior written consent;

o  AIG SunAmerica believes the recipient is your authorized representative;

o AIG SunAmerica is permitted by law to disclose the information to the recipient in order to service your account(s); or

o  AIG SunAmerica is required by law to disclose information to the recipient.

If you decide to close your account(s) or become an inactive customer, AIG SunAmerica will adhere to the privacy policies and practices as described in this notice.

AIG SunAmerica restricts access to your personal and account information to those employees who need to know that information to provide products or services to you. We maintain physical, electronic, and procedural safeguards to guard your nonpublic personal information.

The SunAmerica Senior Floating Rate Fund, Inc. (the "Fund"), a closed-end investment company, seeks to provide as high a level of current income as is consistent with the preservation of capital by investing primarily in senior secured floating rate loans. The Fund is engaged in a continuous public offering of its shares at the next determined net asset value per share without an initial sales charge. Class B and Class C shares are subject to an Early Withdrawal Charge. AIG SunAmerica Asset Management Corp. ("AIG SunAmerica" or the "Adviser") is the Fund's investment adviser. AIG SunAmerica has engaged AIG Global Investment Corp. ("AIGGIC" or the "Subadviser") as subadviser to manage the investment of the Fund's assets.


In order to provide liquidity to shareholders, the Fund will make monthly Repurchase Offers at net asset value for a percentage of its outstanding shares, which we generally expect will be 10%. See "Repurchase Offers" on page 18.

SHARES OF THE FUND INVOLVE INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF SOME OR ALL OF THE PRINCIPAL INVESTMENT. THE FUND MAY INVEST ALL OR SUBSTANTIALLY ALL OF ITS ASSETS IN SECURITIES THAT ARE RATED BELOW INVESTMENT GRADE BY A NATIONALLY RECOGNIZED STATISTICAL RATING ORGANIZATION, OR IN COMPARABLE UNRATED SECURITIES. SEE "Risk Factors" on page 14. THE FUND MAY BORROW, PRIMARILY IN CONNECTION WITH THE FUND'S MONTHLY REPURCHASE OFFERS FOR ITS SHARES. SEE "Repurchase Offers" on page 18, and "Borrowing by the Fund" on page 17.

NO MARKET PRESENTLY EXISTS FOR THE FUND'S SHARES AND WE DO NOT CURRENTLY ANTICIPATE THAT A SECONDARY MARKET WILL DEVELOP FOR THE FUND'S SHARES. FUND SHARES MAY NOT BE READILY MARKETABLE.

SHARES OF THE FUND ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK OR OTHER INSURED DEPOSITORY INSTITUTION, AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.


This Prospectus sets forth important information about the Fund that you should know before investing; you should read and retain it for future reference. The Fund has filed a Statement of Additional Information dated May 1, 2006 with the Securities and Exchange Commission (the "Commission"), which is incorporated by reference herein. The Table of Contents of the Statement of Additional Information appears at the end of this Prospectus. The Statement of Additional Information is available without charge from the Fund or its distributor, AIG SunAmerica Capital Services, Inc. ("SACS" or the "Distributor"), at Harborside Financial Center, 3200 Plaza 5, Jersey City, NJ 07311. The Statement of Additional Information and other information about the Fund also are available on the Commission's website (http://www.sec.gov).


The Repurchase Request Date will be the last business day of each month. The Repurchase Price will be the Fund's net asset value as determined after the close of business on the Pricing Date, which, under normal circumstances, we expect will be the Repurchase Request Date. The Fund generally will pay repurchase proceeds on the next business day following the Pricing Date, and, in any event, within five business days (or seven calendar days, whichever is shorter) of the Pricing Date.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED ON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                          PROSPECTUS DATED MAY 1, 2006

--------------------------------------------------------------------------------
                                TABLE OF CONTENTS
--------------------------------------------------------------------------------


Fund Expenses ............................................................     3
Summary ..................................................................     5
Financial Highlights .....................................................     7
The Fund .................................................................    10
Investment Objective .....................................................    10
Use of Proceeds ..........................................................    10
Investment Policies ......................................................    10
Investments ..............................................................    11
Risk Factors .............................................................    14
Repurchase Offers ........................................................    18
Management of the Fund ...................................................    20
Valuing Fund Shares ......................................................    23
Performance Information ..................................................    25
Multiple Pricing System ..................................................    25
How to Buy Fund Shares ...................................................    27
Shareholder Services .....................................................    33
Distributions ............................................................    33
Taxes ....................................................................    34
Description of Shares ....................................................    35
Reports to Shareholders ..................................................    37
Statement of Additional Information Table of Contents ....................    37

--------------------------------------------------------------------------------
                                  FUND EXPENSES
--------------------------------------------------------------------------------


     The following table and Example are intended to help you understand the direct and indirect expenses applicable to each class of shares of the Fund. This information is based on fees and expenses for the fiscal year ended December 31, 2005.


SHAREHOLDER TRANSACTION EXPENSES                         CLASS B                         CLASS C         CLASS D
---------------------------------                        -------                         -------         -------
Sales Charge Imposed on Purchases of Shares
   (as a percentage of offering price) ..............     None                            None            None
Sales Charge Imposed on Dividend Reinvestment .......     None                            None            None
Early Withdrawal Charges
   (as a percentage of original purchase price or
   repurchase, whichever is lower) ..................     3% first year
                                                          2.5% second year
                                                          2% third year
                                                          1% fourth year           1% first year
                                                          0% after fourth year     0% after first year    None
Exchange fee ........................................     None                     None                   None

ANNUAL FUND OPERATING EXPENSES
(as a percentage of average net assets attributable to common shares)(1)


                                               CLASS B     CLASS C    CLASS D
                                               -------     -------    -------
Management Fee (2) .........................    0.85%       0.85%      0.85%
Interest Payments on Borrowed Funds ........    0.00%       0.00%      0.00%
Service Fee ................................    0.25%       0.25%      0.00%
Distribution Fee ...........................    0.50%       0.50%      0.00%
Administration Fee(2) ......................    0.40%       0.40%      0.40%
Other Expenses .............................    0.38%       0.32%      0.35%
--------------------------------------------------------------------------------
Total Fund Operating Expenses ..............    2.38%       2.32%      1.60%
--------------------------------------------------------------------------------
Expense Reimbursement ......................    0.63%       0.57%        --
--------------------------------------------------------------------------------
Net Expenses ...............................    1.75%(4)    1.75%(4)   1.60%(3)
--------------------------------------------------------------------------------


(1) See "Management of the Fund" for additional information.
(2) The management fee and administration fee are based on a percentage of the Fund's average daily net assets (net assets are total gross assets minus all liabilities except debt).
(3) The Fund's investment adviser and distributor have agreed to voluntarily waive or reimburse the Fund's expenses to the extent necessary so that total annualized Fund expenses do not exceed 1.25% for Class D shares. The expense waiver and fee reimbursement will continue indefinitely, but may be terminated at any time.
(4) The Board of Directors, including a majority of the Independent Directors, approved the Investment Advisory and Management Agreement subject to the net expense ratios set forth above. SunAmerica will waive fees and reimburse expenses should the Total Annual Fund Operating Expenses be higher than the net expense ratio. SunAmerica may not increase such ratios, which are contractually required by agreement with the Board of Directors. The expense waivers and fee reimbursements will continue indefinitely, subject to termination by the Directors, including a majority of the Independent Directors.


     The Fund also has Class A shares, which are available only through a conversion of Class B shares and not offered to the public. Class B shares automatically convert into Class A shares eight years after purchase. Class C shares do not have a conversion feature (except that Class C shares purchased before August 18, 1999 automatically convert into Class A shares ten years after purchase). See "Multiple Pricing System--Conversion Feature." Class A shares are not subject to any shareholder transaction expenses on conversion. The estimated annual Fund operating expenses of Class A shares are: management fee of 0.85%, interest payments on borrowed funds of 0.00%, administration fee of 0.40%, service fee of 0.25%, and other expenses of 2.82%, with total annual expenses of 4.32%. For Class A shares "Other Expenses" and "Total Annual Expenses" are estimates for the current fiscal year. SAAMCo and SACS have agreed to voluntarily waive or reimburse the Fund's expenses to the extent necessary so that total annualized Fund expenses do not exceed 1.45% of average daily net assets minus monies borrowed.


     Service and distribution fees include an asset-based sales charge; as a result, long-term shareholders of the Fund may pay more than the economic equivalent of the maximum front-end sales charges permitted by the National Association of Securities Dealers, Inc. ("NASD"). See "How to Buy Fund Shares."

EXAMPLE
--------------------------------------------------------------------------------

     An investor would pay the following expenses on a $1,000 investment, assuming a 5% annual return.



                                1 YEAR       3 YEARS      5 YEARS      10 YEARS
                               --------     ---------    ---------    ----------
Class B Shares ...........        $48          $75         $ 95          $198
Class C Shares ...........        $28          $55         $ 95          $206
Class D Shares* ..........        $16          $51         $ 87          $190


     The Fund also has Class A shares, which are available only through a conversion of Class B shares and not offered to the public. An investor would pay the following expenses on a $1,000 investment, assuming a 5% annual return.



                                1 YEAR       3 YEARS      5 YEARS      10 YEARS
                               --------     ---------    ---------    ----------
Class A Shares* ..........        $43         $131         $220          $447


     Federal regulations require the Example to assume a 5% annual return, but actual return will vary. The Example assumes reinvestment of all dividends and distributions at net asset value and repurchase at the end of each period.

     The Example should not be considered a representation of future expenses. Actual expenses may be higher or lower than the amounts shown in the fee table and, consequently, the actual expenses incurred by an investor may be greater (in the event the expense limitations are removed) or less than the amounts shown in the Example. Moreover, while the Example assumes a 5% annual return, performance will vary and may result in a return greater or less than 5%.


     * The Fund's adviser and distributor are voluntarily waiving fees and/or reimbursing expenses for these classes. This fee waiver and/or expense reimbursement is not reflected in the Example above. These waivers and reimbursements will continue indefinitely, but may be terminated any time. The following are your costs after these fee waivers and/or expenses reimbursements:


                                1 YEAR       3 YEARS      5 YEARS      10 YEARS
                               --------     ---------    ---------    ----------
     Class D Shares ......        $13          $40          $69          $151
     Class A Shares ......        $15          $46          $79          $174

--------------------------------------------------------------------------------
                                     SUMMARY
--------------------------------------------------------------------------------

INVESTMENT OBJECTIVE

     The Fund's investment objective is to provide as high a level of current income as is consistent with the preservation of capital by investing primarily in senior secured floating rate loans and other senior secured floating rate debt obligations ("Loans"). See "Investment Objective" on page 10.

THE LOANS

     The Loans are generally direct debt obligations undertaken by U.S. corporations in connection with recapitalizations, acquisitions, leveraged buyouts, and refinancings. The Loans have floating rates of interest that reset periodically and generally are tied to a rate such as the London Interbank Offered Rate ("LIBOR") for 90-day dollar deposits. Generally, the Loans are secured and hold the most senior position in the borrower's capitalization structure. In selecting Loans, the Fund will employ credit standards that AIGGIC, the Fund's subadviser, has established.

     Under normal market conditions, the Fund will invest at least 80% of its net assets plus any borrowing for investment purposes in Loans. The Fund may hold up to 20% of its assets in cash, investment grade short-term debt and medium term obligations, and unsecured senior floating rate loans. There is no assurance that the Fund's objective will be achieved. See "Investment Policies" on page 10.

REPURCHASE OFFERS

     The Fund is a closed-end investment company and, as such, does not redeem its shares. We do not anticipate that a secondary market for Fund shares will develop. In order to provide shareholders with liquidity and the ability to receive net asset value on a disposition of shares, the Fund will conduct monthly offers to repurchase at net asset value a percentage of its outstanding shares, which we generally expect will be 10%. If a Repurchase Offer is oversubscribed, the Fund will repurchase shares pro rata, and may repurchase up to an additional 2% of outstanding shares during any three-month period. Repurchases will be subject to any applicable Early Withdrawal Charge.

     The Repurchase Request Date will be the last business day of each month. The Repurchase Price will be the Fund's net asset value as determined after the close of business on the Pricing Date, which, under normal circumstances, we expect will be the Repurchase Request Date. The Fund expects to distribute payment on the next business day; in any event, the Fund will pay repurchase proceeds no later than five business days (or seven calendar days, whichever period is shorter) after the Pricing Date (the "Repurchase Payment Deadline"). Shareholders will be sent notification of each upcoming Repurchase Offer 7 to 14 days before the next Repurchase Request Date. See "Repurchase Offers" on page 18.

INVESTMENT MANAGEMENT


     AIG SAAMCo is the Fund's manager. AIGGIC, as subadviser to the Fund, is responsible for managing the investment and reinvestment of the Fund's assets. See "Management of the Fund" on page 20.


     AIGGIC, a New Jersey corporation, is a registered investment adviser. AIGGIC is an indirect wholly owned subsidiary of American International Group, Inc. ("AIG") and is part of AIG Global Investment Group ("AIGGIG"). AIGGIG comprises a group of international companies (including AIGGIC), which provide investment advice and market asset management products and services to clients around the world.

RISK FACTORS

     The Fund's net asset  value is  expected  to be  relatively  stable  during normal market conditions because the Fund's assets will consist primarily of floating rate Loans and short-term instruments. Nevertheless, there are circumstances that could cause a decline in the Fund's net asset value. The Fund is not a money market fund and its net asset value will fluctuate.

     Investments in Loans involve certain risks, including, among others, risks of nonpayment of principal and interest; collateral impairment; nondiversification and borrower industry concentration; and lack of full liquidity, which may impair the Fund's ability to obtain full value for Loans sold. In addition, your ability to liquidate your investment will be subject to the limits on monthly Repurchase Offers. See "Risk Factors" on page 14.

     The Fund may invest all or substantially all of its assets in Loans or other securities that are rated below investment grade, or in comparable unrated securities. Loans made in connection with recapitalizations, acquisitions, leveraged buyouts, and refinancings are subject to greater credit risks than other Loans in which the Fund may invest.

     It is expected that the Fund's Loans will consist primarily of such Loans. These credit risks include the possibility of a default on the Loan or bankruptcy of the Borrower. The value of these Loans is subject to a greater degree of volatility in response to interest rate fluctuations and these Loans may be less liquid than other Loans.

DISTRIBUTIONS

     The Fund will declare distributions daily and pay distributions monthly. Substantially all of the Fund's investment income, less Fund expenses, will be declared daily as a distribution to shareholders of record at the time of the declaration. Capital gain distributions, if any, are paid at least annually.

HOW TO BUY FUND SHARES


     Shares are offered continuously for sale through securities dealers and banks that have executed an agreement (a "Selling Agreement") with SACS, the distributor of the Fund's shares. Certain states require that purchases of shares of the Fund be made only through a broker-dealer registered in the state.


     An initial investment in the Fund must be at least $500, and additional investments must be at least $100. There is a $250 minimum initial investment and $25 additional investment requirement for purchases in connection with tax-sheltered retirement accounts. The Fund reserves the right to waive any minimum investment requirements and to refuse any order for the purchase of shares. See "How to Buy Fund Shares" on page 25.

CLASSES OF SHARES

     The Fund offers three classes of shares ("Class B" shares, "Class C" shares and "Class D" shares). Class B and Class C shares are offered to the general public, with each class having a different sales charge structure (the "Multiple Pricing System"). Class B and Class C each have distinct advantages and disadvantages for different investors, and you should choose the class that best suits your circumstances and objectives. See "Multiple Pricing System." Class D shares are offered for sale at net asset value without a front-end sales charge and no Early Withdrawal Charge. Class D shares are available only to investors participating in a fee-based investment advisory program (such as a "wrap" program) or agency commission program or to investors who received Class D shares of the Fund in connection with the reorganization of the CypressTree Senior Floating Rate Fund, Inc. ("CypressTree Investors").

     CLASS B SHARES. Class B shares are offered for sale at net asset value without a front-end sales charge, but are subject to an Early Withdrawal Charge of 3% during the first year after purchase, and declining to 2.5% after the first year, 2.0% after the second year, 1.0% after the third year, and 0% after the fourth year. The applicable percentage is assessed on an amount equal to the lesser of the original purchase price or the repurchase price of the shares repurchased. Class B shares are also subject to a service fee of up to 0.25% annually, and a distribution fee of up to 0.50% of their average annual net assets.

     CLASS C SHARES. Class C shares are offered for sale at net asset value without a front-end sales charge, but are subject to an Early Withdrawal Charge of 1% during the first year after purchase. The applicable percentage is assessed on an amount equal to the lesser of the original purchase price or the repurchase price of shares repurchased. Class C shares are subject to a service fee of up to 0.25% annually, and a distribution fee of up to 0.50% of their average annual net assets.

     For a discussion of factors to consider in selecting the most beneficial class of shares for a particular investor, see "Multiple Pricing System-- Factors for Consideration."

     CLASS D SHARES. Class D shares are offered for sale at net asset value without a front-end sales charge and no Early Withdrawal Charge. Class D shares are available only to investors participating in a fee-based investment advisory program (such as a "wrap" program) or agency commission program or to CypressTree Investors.

     AUTOMATIC CONVERSION. The Fund also has Class A shares, which are available only through a conversion of Class B and not offered to the public. Class B shares will automatically convert to Class A Shares of the Fund approximately eight years after purchase. Class C shares do not have a conversion feature (except that Class C shares purchased before August 18, 1999 will automatically convert to Class A shares of the Fund ten years after purchase). Class A shares are subject to a service fee of 0.25% of average annual net assets. See "Multiple Pricing System--Conversion Feature."

     This Summary is not complete and is qualified in its entirety by reference to the more detailed information included elsewhere in the Fund's Prospectus and in the Fund's Statement of Additional Information. You should read this Summary in conjunction with the more detailed information included elsewhere.

--------------------------------------------------------------------------------
                              FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------


 This table summarizes the Fund's financial history. The information has been audited by PricewaterhouseCoopers LLP, the Fund's independent registered public accounting firm. The audit report, along with the Fund's financial statements, are incorporated by reference in the Statement of Additional Information ("SAI"), which are available upon request.

                                                    CLASS A                                       CLASS B
                                        --------------------------------   ------------------------------------------------------
                                                    FOR THE
                                                  PERIOD FROM
                                         YEAR       4/28/04**   YEAR          YEAR          YEAR         YEAR           YEAR
                                         ENDED      THROUGH     ENDED         ENDED         ENDED        ENDED          ENDED
                                        12/31/05    12/31/04   12/31/05      12/31/04      12/31/03     12/31/02       12/31/01
---------------------------------------------------------------------------------------------------------------------------------
NET ASSET VALUE,
   BEGINNING OF PERIOD                  $   9.41   $   9.42   $     9.41   $      9.33   $      8.78   $      9.03   $       9.64
---------------------------------------------------------------------------------------------------------------------------------
INVESTMENT OPERATIONS:
   Net investment income (loss)@            0.43       0.22         0.41          0.29          0.40          0.40           0.58
   Net realized and unrealized
   gain (loss) on investments              (0.01)     (0.01)       (0.02)         0.08          0.54         (0.26)         (0.60)
---------------------------------------------------------------------------------------------------------------------------------
     Total from investment
     operations                             0.42       0.21         0.39          0.37          0.94          0.14          (0.02)
---------------------------------------------------------------------------------------------------------------------------------
DISTRIBUTIONS
   Dividends from net
   investment income                       (0.44)     (0.22)       (0.41)        (0.29)        (0.39)        (0.39)         (0.59)
---------------------------------------------------------------------------------------------------------------------------------
NET ASSET VALUE,
   END OF PERIOD                        $   9.39   $   9.41   $     9.39   $      9.41   $      9.33   $      8.78   $       9.03
---------------------------------------------------------------------------------------------------------------------------------
TOTAL RETURN(1)                             4.55%      2.22%        4.24%         3.97%        10.95%         1.54%         (0.41)%
---------------------------------------------------------------------------------------------------------------------------------
RATIOS/SUPPLEMENTAL DATA
   Net assets, end of period (000's)    $    401   $    224   $   25,181   $    27,530   $    26,565   $    31,906   $     42,335
   Ratio of net expenses
   to average net assets                    1.45%      1.45%#       1.75%         1.75%         1.54%         1.45%          1.45%
   Ratio of net investment
   income to average net assets             4.74%      3.44%#       4.36%         3.04%         4.35%         4.42%          6.23%
   Portfolio turnover rate                    57%        24%          57%           24%           75%          112%            69%
   Expense ratio before waiver
     of fees and reimbursement
     of expenses                            4.32%      9.31%#       2.38%         2.38%         2.57%         2.51%          2.47%
   Net investment income
     ratio before waiver of fees
     and reimbursement of expenses          1.87%     (4.42)%#      3.73%         2.41%         3.33%         3.36%          5.21%

------------
@    Calculated based upon average shares outstanding.
(1) Total return is not annualized and does not reflect sales load but does include expense reimbursements.

**   Inception date of class

#    Annualized

                                                                         CLASS C
                                        ------------------------------------------------------------------------
                                            YEAR           YEAR           YEAR          YEAR          YEAR
                                            ENDED          ENDED          ENDED         ENDED         ENDED
                                           12/31/05       12/31/04       12/31/03      12/31/02      12/31/01
----------------------------------------------------------------------------------------------------------------
NET ASSET VALUE,
   BEGINNING OF PERIOD                  $       9.41   $       9.33   $       8.78   $      9.03   $      9.64
----------------------------------------------------------------------------------------------------------------
INVESTMENT OPERATIONS:
   Net investment income (loss)@                0.42           0.28           0.38          0.40          0.57
   Net realized and unrealized
     gain (loss) on investments                (0.03)          0.09           0.56         (0.27)        (0.60)
----------------------------------------------------------------------------------------------------------------
     Total from investment
       operations                               0.39           0.37           0.94          0.13         (0.03)
----------------------------------------------------------------------------------------------------------------
DISTRIBUTIONS
   Dividends from net investment
     income                                    (0.41)         (0.29)         (0.39)        (0.38)        (0.58)
----------------------------------------------------------------------------------------------------------------
NET ASSET VALUE,
   END OF PERIOD                        $       9.39   $       9.41   $       9.33   $      8.78   $      9.03
----------------------------------------------------------------------------------------------------------------
TOTAL RETURN(1)                                 4.24%          3.97%         10.92%         1.47%        (0.45)%
----------------------------------------------------------------------------------------------------------------
RATIOS/SUPPLEMENTAL DATA
   Net assets, end of period (000's)    $    154,584   $    174,583   $    103,726   $    86,101   $   140,664
   Ratio of net expenses to
     average net assets                         1.75%          1.75%          1.59%         1.50%         1.50%
   Ratio of net investment income
     to average net assets                      4.36%          3.06%          4.22%         4.33%         6.28%
   Portfolio turnover rate                        57%            24%            75%          112%           69%
   Expense ratio before waiver
     of fees and reimbursement
     of expenses                                2.32%          2.35%          2.51%         2.48%         2.52%
   Net investment income ratio
     before waiver of fees and
     reimbursement of expenses                  3.79%          2.46%          3.31%         3.36%         5.26%


------------

@    Calculated based upon average shares outstanding.

(1) Total return is not annualized and does not reflect sales load but does include expense reimbursements.

                                                                                 CLASS D
                                                  ---------------------------------------------------------------------
                                                                                                         PERIOD FROM
                                                     YEAR          YEAR         YEAR          YEAR         5/02/01*
                                                     ENDED         ENDED        ENDED         ENDED        THROUGH
                                                    12/31/05      12/31/04     12/31/03      12/31/02      12/31/01
-----------------------------------------------------------------------------------------------------------------------
NET ASSET VALUE, BEGINNING OF PERIOD              $      9.41   $      9.33   $      8.78   $      9.03   $   9.46
-----------------------------------------------------------------------------------------------------------------------
INVESTMENT OPERATIONS:
   Net investment income (loss)@                         0.47          0.33          0.43          0.43       0.35
   Net realized and unrealized gain (loss)
     on investments                                     (0.03)         0.08          0.54         (0.27)     (0.42)
-----------------------------------------------------------------------------------------------------------------------
     Total from investment operations                    0.44          0.41          0.97          0.16      (0.07)
-----------------------------------------------------------------------------------------------------------------------
DISTRIBUTIONS
   Dividends from net investment income                 (0.46)        (0.33)        (0.42)        (0.41)     (0.36)
-----------------------------------------------------------------------------------------------------------------------
NET ASSET VALUE, END OF PERIOD                    $      9.39   $      9.41   $      9.33   $      8.78   $   9.03
-----------------------------------------------------------------------------------------------------------------------
TOTAL RETURN(1)                                          4.76%         4.49%        11.28%         1.72%     (0.79)%
-----------------------------------------------------------------------------------------------------------------------
RATIOS/SUPPLEMENTAL DATA
   Net assets, end of period ($000's)             $    23,148   $    27,630   $    13,369   $    15,037   $ 26,372
   Ratio of net expenses to average net assets           1.25%         1.25%         1.25%         1.25%      1.25%#
   Ratio of net investment income to average
     net assets                                          4.86%         3.60%         4.63%         4.58%      5.66%#
   Portfolio turnover rate                                 57%           24%           75%          112%        69%
   Expense ratio before waiver of fees and
     reimbursement of expenses                           1.60%         1.62%         1.86%         1.77%      2.27%#
   Net investment income ratio before waiver
     of fees and reimbursement of expenses               4.51%         3.23%         4.02%         4.06%      4.64%#


------------
*    Inception date of class
#    Annualized
@    Calculated based upon average shares outstanding.
(1) Total return is not annualized and does not reflect sales load but does include expense reimbursements.

--------------------------------------------------------------------------------
                                    THE FUND
--------------------------------------------------------------------------------


     The Fund is a closed-end, non-diversified management investment company that continuously offers its shares to the public. The Fund's principal office is located at Harborside Financial Center, 3200 Plaza 5, Jersey City, NJ 07311-4992. This prospectus will sometimes refer to the Fund as "we."



--------------------------------------------------------------------------------
                              INVESTMENT OBJECTIVE
--------------------------------------------------------------------------------

     The Fund's investment objective is to provide as high a level of current income as is consistent with the preservation of capital by investing primarily in senior secured floating rate loans and other institutionally traded senior secured floating rate debt obligations ("Loans"). There is no assurance that the Fund's objective will be achieved.


--------------------------------------------------------------------------------
                                 USE OF PROCEEDS
--------------------------------------------------------------------------------

     The Fund will invest net proceeds of this offering in accordance with the Fund's investment objective and policies. The precise time frame for these investments will depend on the availability of loans and other relevant conditions. Pending such investment, the Fund will invest net proceeds of this offering in investment grade short-term or medium-term debt obligations.


--------------------------------------------------------------------------------
                               INVESTMENT POLICIES
--------------------------------------------------------------------------------


     Under normal market conditions, the Fund will invest at least 80% of its net assets plus any borrowing for investment purposes in Loans (i.e., senior secured floating rate loans and other institutionally traded secured floating rate debt obligations) (the "80% Investment Policy"). The Fund may invest up to 20% of the Fund's assets in cash, in investment grade short-term and medium-term debt obligations, or in senior unsecured floating rate loans ("Unsecured Loans"). While the Fund may change its 80% Investment Policy without shareholder approval, you will receive at least 60 days notice prior to any change.


     Loans consist generally of direct obligations of companies (collectively, "Borrowers"), primarily U.S. companies or their affiliates, undertaken to finance the growth of the Borrower's business, internally or externally, or to finance a capital restructuring. Loans in which the Fund will invest are primarily highly-leveraged Loans made in connection with recapitalizations, acquisitions, leveraged buyouts, and refinancings.

     In selecting Loans, the Fund will employ credit standards established by AIGGIC. The Fund will purchase Loans only if, in the judgment of AIGGIC, the Borrower can meet debt service on the Loan (except in the case of Discount Loans as described below). The Fund will acquire Loans that are, in the judgment of AIGGIC, in the category of senior debt of the Borrower and that generally hold the most senior position in the Borrower's capitalization structure. A Borrower must also meet other criteria established by AIGGIC and deemed by it to be appropriate to the analysis of the Borrower and the Loan.

     The Fund's primary consideration in selecting Loans for investment by the Fund is the Borrower's creditworthiness. Some of the Loans in which the Fund invests are not currently rated by any nationally recognized statistical rating organization. The Fund has no minimum rating requirement for Loans. The quality ratings assigned to other debt obligations of a Borrower are generally not a material factor in evaluating Loans because these rated obligations typically will be subordinated to the Loans and will be unsecured. Instead, AIGGIC will perform its own independent credit analysis of the Borrower. This analysis will include an evaluation of the Borrower's industry and business, its management and financial statements, and the particular terms of the Loan that the Fund may acquire. AIGGIC will use information prepared and supplied by the Agent (as defined below) or other participants in the Loans. AIGGIC will continue to analyze in a similar manner on an ongoing basis any Loan in which the Fund invests. There can be no assurance that the Fund will be able to acquire Loans satisfying the Fund's investment criteria at acceptable prices.

--------------------------------------------------------------------------------
                                   INVESTMENTS
--------------------------------------------------------------------------------

LOANS

   CHARACTERISTICS OF LOANS

     Each Loan will be secured by collateral that AIGGIC believes to have a market value, at the time of acquiring the Loan, that equals or exceeds the principal amount of the Loan. The value of the collateral underlying a Loan may decline after purchase, with the result that the Loan may no longer be fully secured. The Fund will not necessarily dispose of such a Loan, even if the collateral impairment of a Loan would result in the Fund having less than 80% of its assets in fully secured Loans.

     The Loans typically will have a stated term of five to nine years. However, because the Loans typically amortize principal over their stated life and are frequently prepaid, their average life is expected to be two to three years. The degree to which Borrowers prepay Loans, whether as a contractual requirement or at their election, may be affected by general business conditions, the Borrower's financial condition, and competitive conditions among lenders. Accordingly, prepayments cannot be predicted with accuracy. Prepayments generally will not have a material effect on the Fund's performance because, under normal market conditions, the Fund should be able to reinvest prepayments in other Loans that have similar or identical yields, and because receipt of prepayment and facility fees may mitigate any adverse impact on the Fund's yield.

     The rate of interest payable on Loans is the sum of a base lending rate plus a specified spread. These base lending rates are generally the LIBOR for 90-day dollar deposits, the Certificate of Deposit ("CD") Rate of a designated U.S. bank, the Prime Rate of a designated U.S. bank, or another base lending rate used by commercial lenders. A Borrower usually has the right to select the base lending rate and to change the base lending rate at specified intervals.

     The interest rate on LIBOR-based and CD Rate-based Loans is reset periodically at intervals ranging from 30 to 360 days, while the interest rate on Prime Rate-based Loans floats daily as the Prime Rate changes. Investment in Loans with a longer interest rate reset period may increase fluctuations in the Fund's net asset value as a result of changes in interest rates. The Fund will attempt to maintain a portfolio of Loans that will have a dollar-weighted average period to next interest rate adjustment of approximately 90 days or less.

     The yield on a Loan primarily will depend, among other considerations, on the terms of the underlying Loan and the base lending rate chosen by the Borrower initially and on subsequent dates specified in the applicable loan agreement. The relationship between LIBOR, the CD Rate, and the Prime Rate will vary as market conditions change. Borrowers tend to select the base lending rate that results in the lowest interest cost, and the rate selected may change from time to time.

   AGENTS AND INTERMEDIATE PARTICIPANTS

     Loans are typically originated, negotiated and structured by a U.S. or foreign commercial bank, insurance company, finance company or other financial institution (the "Agent") for a lending syndicate of financial institutions. The Borrower and the lender or lending syndicate enter into a loan agreement (the "Loan Agreement"). The Agent typically administers and enforces the Loan on behalf of the other lenders in the syndicate. In addition, an institution, typically but not always the Agent (the "Collateral Bank"), holds any collateral on behalf of the lenders. The Collateral Bank must be a qualified custodian under the Investment Company Act of 1940, as amended (the "1940 Act"). The Fund may not act as an Agent, a Collateral Bank, a guarantor or sole negotiator or structuror with respect to a Loan.
     In a typical Loan, the Agent administers the terms of the Loan Agreement and is responsible for the collection of principal and interest and fee payments from the Borrower and the apportionment of these payments to the credit of all lenders that are parties to the Loan Agreement. The Fund generally will rely on the Agent to collect its portion of the payments on a Loan. Furthermore, the Fund will rely on the Agent to use appropriate creditor remedies against the Borrower. Typically, under Loan Agreements, the Agent is given broad discretion in enforcing the Loan Agreement and is obligated to use only the same care it would use in the management of its own property. The Borrower compensates the Agent for these services. This compensation may include special fees paid on structuring and funding the Loan and other fees paid on a continuing basis. The typical practice of an Agent or a lender in relying exclusively or primarily on reports from the Borrower may involve a risk of fraud by the Borrower.

     If an Agent becomes insolvent, or has a receiver, conservator, or similar official appointed for it by the appropriate bank regulatory authority or becomes a debtor in a bankruptcy proceeding, the Agent's appointment may be terminated, and a successor agent would be appointed. Assets held by the Agent under the Loan Agreement should remain available to holders of Loans. However, if an appropriate regulatory authority or court determines that assets held by the Agent for the benefit of the Fund are subject to the claims of the Agent's general or secured creditors, the Fund might incur certain costs and delays in realizing payment on a Loan or suffer a loss of principal and/or interest. Furthermore, in the event of the Borrower's bankruptcy or insolvency, the Borrower's obligation to repay the Loan may be subject to certain defenses that the Borrower can assert as a result of improper conduct by the Agent.

     The Fund's investment in a Loan may take the form of a "Participation." Lenders may sell Loans to third parties called "Participants." Participations may be acquired from a lender or from other Participants. If the Fund purchases a Participation either from a lender or a Participant, the Fund will not have established any direct contractual relationship with the Borrower. The Fund would be required to rely on the lender or the Participant that sold the Participation not only for the enforcement of the Fund's rights against the Borrower but also for the receipt and processing of payments due to the Fund under the Loan. The Fund is thus subject to the credit risk of both the Borrower and a Participant. Lenders and Participants interposed between the Fund and a Borrower are referred to as "Intermediate Participants."

     In the case of Participations, because it may be necessary to assert through an Intermediate Participant such rights as may exist against the Borrower in the event the Borrower fails to pay principal and interest when due, the Fund may be subject to delays, expenses and risks that are greater than those that would be involved if the Fund could enforce its rights directly against the Borrower. Moreover, under the terms of a Participation, the Fund may be regarded as a creditor of the Intermediate Participant (rather than of the Borrower), so that the Fund also may be subject to the risk that the Intermediate Participant may become insolvent. The agreement between the buyer and seller may also limit the rights of the holder of the Loan to vote on certain changes that may be made to the Loan Agreement, such as waiving a breach of a covenant. However, in almost all cases, the holder of a Loan will have the right to vote on certain fundamental issues such as changes in principal amount, payment dates, and interest rate.

     AIGGIC also analyzes and evaluates the financial condition of the Agent and, if applicable, the Intermediate Participant. The Fund will invest in a Loan only if the outstanding debt obligations of the Agent and Intermediate
Participants, if any, are, at the time of investment, investment grade (i.e., (a) rated BBB or better by Standard and Poor's Ratings Group ("S&P") or Baa or better by Moody's Investors Service, Inc. ("Moody's"); or (b) rated A-3 or better by S&P or P-3 or better by Moody's; or (c) determined by AIGGIC to be of comparable quality).

     Although the Fund generally holds only Loans for which the Agent and Intermediate Participants, if any, are banks, the Fund may acquire Loans from non-bank financial institutions and Loans originated, negotiated and structured by non-bank financial institutions, if the Loans conform to the credit requirements described above. As other types of Loans are developed and offered to investors, AIGGIC will consider making investments in these Loans, consistent with the Fund's investment objective, policies and quality standards, and in accordance with applicable custody and other requirements of the 1940 Act.

   DISCOUNT LOANS

     The Fund may from time to time acquire Loans at a discount from their nominal value or with a facility fee that exceeds the fee traditionally received in connection with the acquisition of Loans ("Discount Loans"). The Borrowers with respect to Discount Loans may have experienced, or may be perceived to be likely to experience, credit problems, including involvement in or recent emergence from bankruptcy reorganization proceedings or other forms of credit restructuring. In addition, Discount Loans may become available as a result of an imbalance in the supply of and demand for certain Loans. The Fund may acquire Discount Loans in order to realize an enhanced yield or potential capital appreciation when AIGGIC believes that the market has undervalued those Loans due to an excessively negative assessment of a Borrower's creditworthiness or an imbalance between supply and demand. The Fund may benefit from any appreciation in value of a Discount Loan, even if the Fund does not obtain 100% of the Loan's face value or the Borrower is not wholly successful in resolving its credit problems.

   OTHER INFORMATION ABOUT LOANS

     A Borrower must comply with various restrictive covenants contained in the applicable Loan Agreement. In addition to requiring the scheduled payment of interest and principal, these covenants may include restrictions on dividend payments and other distributions to stockholders, provisions requiring the Borrower to maintain specific financial ratios, and limits on total debt. The Loan Agreement may also contain a covenant requiring the Borrower to prepay the Loan with any free cash flow. Free cash flow generally is defined as net cash flow after scheduled debt service payments and permitted capital expenditures, and includes the proceeds from asset dispositions or securities sales. A breach of a covenant that is not waived by the Agent (or by the lenders directly, as the case may be) is normally an event of default, which provides the Agent or the lenders directly the right to call the outstanding Loan.

     The Fund may have certain obligations in connection with a Loan, such as, under a revolving credit facility that is not fully drawn down to loan additional funds under the terms of the credit facility. The Fund will not invest in Loans that would require the Fund to make any additional investments in connection with future advances if such commitments would exceed 20% of the Fund's assets or would cause the Fund to fail to meet the diversification requirements described below. The Fund will maintain a segregated account with its Custodian of liquid, high-grade debt obligations with a value equal to the amount, if any, of the Loan that the Fund has obligated itself to make to the Borrower, but that the Borrower has not yet requested.

     The Fund may receive and/or pay certain fees in connection with its activities in buying, selling and holding Loans. These fees are in addition to interest payments received, and may include facility fees, commitment fees, commissions and prepayment penalty fees. When the Fund buys a Loan, it may receive a facility fee, and when it sells a Loan, it may pay a facility fee. The Fund may receive a commitment fee based on the undrawn portion of the underlying line of credit portion of a Loan, or, in certain circumstances, the Fund may receive a prepayment penalty fee on the prepayment of a Loan by a Borrower. The Fund may also receive other fees, including covenant waiver fees and covenant modification fees.

     From time to time AIGGIC or its affiliates may borrow money from various banks in connection with their business activities. These banks also may sell Loans to the Fund or acquire Loans from the Fund, or may be Intermediate Participants with respect to Loans owned by the Fund. These banks also may act as Agents for Loans that the Fund owns.

UNSECURED LOANS AND SHORT-TERM AND MEDIUM-TERM OBLIGATIONS

     The Fund may hold up to 20% of its assets in cash or invested in short-term or medium-term debt obligations or in Unsecured Loans. The Fund will invest only in Unsecured Loans that AIGGIC determines have a credit quality at least equal to that of the collateralized Loans in which the Fund primarily invests. With respect to an Unsecured Loan, if the Borrower defaults on its obligation, there is no specific collateral on which the Fund can foreclose, although the Borrower typically will have assets that AIGGIC believes exceed the amount of the Unsecured Loan at the time of purchase.

     The short-term and medium-term debt obligations in which the Fund may invest include, but are not limited to, senior Unsecured Loans with a remaining maturity of one year or less, certificates of deposit, commercial paper, short-term and medium-term notes, bonds with remaining maturities of less than five years, obligations issued by the U.S. Government or any of its agencies or instrumentalities, and repurchase agreements. All of the debt instruments described in this paragraph, other than Unsecured Loans, will be investment grade (i.e., rated Baa, Prime-3 or better by Moody's or BBB, A-3 or better by S&P or, if unrated, determined by AIGGIC to be of comparable quality). For a definition of the ratings assigned to instruments, see Appendix A to the Statement of Additional Information. Pending investment of the proceeds of Fund sales, or when AIGGIC believes that investing for defensive purposes is appropriate, more than 20% (up to 100%) of the Fund's assets may be temporarily held in cash or in the short-term and medium-term debt obligations described in this paragraph.

FOREIGN INVESTMENTS

     The Fund also may acquire U.S. dollar denominated Loans made to non-U.S. Borrowers (a) (i) located in any country whose unguaranteed, unsecured and otherwise unsupported long-term sovereign debt obligations are rated A-3 or better by Moody's and A- or better by S&P or (ii) with significant U.S. dollar-based revenues or significant U.S.-based operations and (b) located in a country that does not impose withholding taxes on payment of principal, interest, fees, or other payments to be made by the Borrower; provided, however, that any such Borrower meets the credit standards established by AIGGIC for U.S. Borrowers, and no more than 25% of the Fund's net assets are invested in Loans of non-U.S. Borrowers. Loans to non-U.S. Borrowers may involve certain special considerations not typically associated with investing in U.S. Borrowers. Information about a foreign company may differ from that available with respect to U.S. Borrowers, because foreign companies are not generally subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to U.S. Borrowers. There may be greater risk in valuing and monitoring the value of collateral underlying loans to non-U.S. Borrowers. There generally is less government supervision and regulation of financial markets and listed companies in foreign countries than in the United States. The Fund will not invest in Unsecured Loans of non-U.S. Borrowers.

REPURCHASE AGREEMENTS

     The Fund may enter into repurchase agreements with respect to its permitted investments, but currently intends to do so only with member banks of the Federal Reserve System or with primary dealers in U.S. Government securities. Under a repurchase agreement, the Fund buys a security at one price and simultaneously promises to sell that same security back to the seller at a higher price. The Fund's repurchase agreements will provide that the value of the collateral underlying the repurchase agreement always will be at least 102% of the repurchase price, including any accrued interest earned on the repurchase agreement, and will be marked to market daily. The repurchase date is usually within seven days of the original purchase date. In all cases, AIGGIC must be satisfied with the creditworthiness of the other party to the agreement before entering into a repurchase agreement. In the event of the bankruptcy (or other insolvency proceeding) of the other party to a repurchase agreement, the Fund might experience delays in recovering its cash. To the extent that the value of the securities the Fund purchased may have declined in the meantime, the Fund could experience a loss.

OTHER INVESTMENTS

     The Fund may acquire warrants and other equity securities as part of a unit combining Loans and equity securities of the Borrower or its affiliates, but only incidentally to the Fund's purchase of a Loan. The Fund also may acquire equity securities issued in exchange for a Loan or issued in connection with a Borrower's debt restructuring or reorganization, or if the acquisition, in the judgment of AIGGIC may enhance the value of a Loan or otherwise would be consistent with the Fund's investment policies.

FUNDAMENTAL INVESTMENT RESTRICTIONS AND POLICIES

     The Fund has adopted certain fundamental investment restrictions and policies which may not be changed unless authorized by a shareholder vote. These are set forth in the Statement of Additional Information. Among these fundamental restrictions, the Fund may not purchase any security if, as a result of the purchase, more than 25% of the Fund's total assets (taken at current value) would be invested in the securities of Borrowers and other issuers having their principal business activities in the same industry (the electric, gas, water and telephone utility industries being treated as separate industries for the purpose of this restriction). There is no limitation on purchasing securities the issuer of which is deemed to be in the financial institutions industry, which includes commercial banks, thrift institutions, insurance companies and finance companies. There is no limitation with respect to obligations issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities. Except for the fundamental restrictions and policies set forth as such in the Fund's Statement of Additional Information, the Fund's investment objective and policies are not fundamental policies and accordingly may be changed by the Fund's Board of Directors without obtaining the approval of the Fund's shareholders. Notwithstanding the Fund's investment policies and restrictions, the Fund may invest all or part of its investable assets in a management investment company with substantially the same investment objective, policies and restrictions as the Fund, which could allow creation of a "master/feeder" structure.

DISCLOSURE OF PORTFOLIO HOLDINGS


     For more information on the Fund's policies and procedures for disclosing confidential portfolio holdings information please refer to the Statement of Additional Information.


--------------------------------------------------------------------------------
                                  RISK FACTORS
--------------------------------------------------------------------------------

     Because the Fund's assets will include primarily floating rate loans and other short-term instruments, AIGGIC expects that the Fund's net asset value will be relatively stable during normal market conditions. It is also likely that the value of the portfolio will fluctuate less with changes in interest rates than a portfolio that includes fixed-rate debt.

     There are, of course, a number of factors that could cause a decline in the Fund's net asset value, including loan default, changes in creditworthiness, or a sudden and dramatic increase in interest rates. At the same time, a sudden and extreme decline in interest rates could result in an increase in the Fund's net asset value.

     The Fund is not a money market fund and its net asset value will fluctuate.

CREDIT RISK

     Under normal conditions, the Fund will invest at least 80% of its net assets plus any borrowing for investment purposes in Loans. One of the most significant risks to investing in Loans is credit risk, the risk that the Borrower will not pay interest or repay principal in a timely manner. The Fund's receipt of principal and interest also depends on the creditworthiness of Agents and Intermediate Participants. If payments are late or do not occur at all, the dividends paid to investors and the net asset value of the Fund may fall.

     Loans made in connection with recapitalizations, acquisitions, leveraged buyouts, and refinancings may involve more credit risks than other Loans in which the Fund invests, including the possibility of default on the Loan or bankruptcy of the Borrower. This type of Loan may be more volatile and less liquid than other Loans. We expect the Fund's Loans will be primarily this type of Loan.

     The Fund will generally invest in Loans that are most senior in a Borrower's capitalization structure. These Loans require repayment ahead of other obligations if credit restructuring occurs. Still, many of these Borrowers may also have non-investment grade subordinated debt that they may find difficult to repay if economic conditions deteriorate. If this occurs, the Borrower may be perceived as less creditworthy, may have difficulties obtaining financing to cover short-term cash flow needs, and may even be forced into bankruptcy or other forms of credit restructuring.

     "Bridge" loans provide Borrowers with temporary financing until other assets are sold, or longer term financing is arranged. The Fund may invest directly in these types of Loans, or may invest in Loans of Borrowers that have obtained bridge loans from other parties. Bridge loans are subject to the risk that the Borrower may not find permanent financing to replace the bridge loan. This could damage the Borrower's perceived creditworthiness.

COLLATERAL IMPAIRMENT

     Collateral impairment is the risk that the value of the collateral for a loan will fall. The Fund expects to invest in collateralized loans, loans secured by other things of value the Borrower owns.

     Loans are secured unless:

     (a)  The value of the collateral declines below the amount of the Loan, or

     (b) The Fund's security interest in the collateral is invalidated for any reason by a court, or

     (c) The collateral is no longer required under the terms of the Loan Agreement as the creditworthiness of the Borrower improves.

     There is no guarantee that the sale of collateral would allow Borrowers to meet their obligations should they become unable to repay principal or interest, or that the collateral could be sold quickly and easily.

     The value of the collateral will be set using several criteria:

     o    The Borrower's financial statements,

     o    An independent appraisal, o The market value of the collateral, and

     o    Other customary techniques chosen by AIGGIC

     Collateral is valued generally with the understanding that the Borrower is an ongoing concern. As a result, the value of the collateral may exceed its immediate liquidation value.

     Collateral may include:

     (a)  Working capital assets, such as accounts receivable and inventory,

     (b)  Tangible fixed assets, such as real property, buildings and equipment,

     (c) Intangible assets, such as licenses, trademarks and patent rights (but excluding goodwill),

     (d) Security interests in shares of stock of subsidiaries or affiliates, and

     (e) Assets of shareholders of the Borrower, if the Borrower is private company.

     If the collateral is the stock of the Borrower's subsidiaries or other affiliates, the Fund will be subject to the risk that the value of this stock will decline.

     Any type of decline in the value of collateral could cause the Loan to become undercollateralized or unsecured. In this case, there is usually no requirement to pledge more collateral. The Fund may invest in Loans that are guaranteed or collateralized by the shareholders of private companies.

     If a Borrower becomes involved in bankruptcy proceedings, a court may decide that the Loan does not require repayment through the sale of collateral and may even determine that other obligations be repaid first. Other things could occur, including errors in paperwork, which could invalidate the Fund's security interest in Loan collateral. If this occurs, the Fund is unlikely to recover the full amount of the principal and interest due on the Loan.

     Loans may be unsecured for brief periods if a Borrower's principal asset is the stock of a related company which may not legally be pledged, until this stock can be pledged or is exchanged for other assets.

INVESTMENTS IN LOWER QUALITY SECURITIES

     The Fund may invest all or nearly all of its assets in Loans or other securities that are rated below investment grade by Moody's, similarly rated by another nationally recognized statistical rating organization, or, if unrated, deemed by AIGGIC to be of equivalent quality.

     Debt rated Baa or higher by Moody's is considered to be investment grade. Moody's considers debt rated Baa to have speculative characteristics. Moody's considers debt rated Ba or B to be predominantly speculative regarding the issuer's ability to pay interest and repaying principal. Moody's also uses the numerical modifiers 1, 2 and 3 to indicate where in the generic rating classification a particular security ranks, with 1 being the highest and 3 the lowest.

     These ratings of debt securities represent the rating agency's opinion regarding their quality; they are not a guarantee of quality. Rating agencies try to evaluate the safety of principal and interest payments, they do not take into consideration the risks of fluctuations in market value. Because rating agencies may not change ratings quickly in response to company changes, an issuer's current financial condition may be better or worse than a rating indicates. Securities rated Ba and lower are the equivalent of high-yield, high-risk bonds, commonly known as "junk bonds," and involve a high degree of risk. They are generally more vulnerable to economic downturns or developments affecting the Borrower. AIGGIC does not expect to invest in any securities rated lower than B-3 at the time of investment. See Appendix A to the Statement of Additional Information "Description of Ratings" for a full description of Moody's long-term debt ratings. In the event of a downgrade or decrease in the rating of a Loan, AIGGIC will consider whether to sell that Loan.

     Typically, the market values of lower-quality loans change in response to company changes more than higher quality loans. Higher quality loans react primarily to fluctuations in the general level of interest rates. Also, lower-quality debt securities tend to be more sensitive to economic conditions and generally have more volatile prices than higher-quality securities.

NON-DIVERSIFICATION AND INDUSTRY CONCENTRATION

     The Fund is classified as a "non-diversified" investment company within the meaning of the 1940 Act. This means that the only limits on the amount the Fund may invest in a single issuer are the diversification requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). See "Taxes" in the Statement of Additional Information for a description of these requirements. The Fund plans to invest no more than 10% of its assets in Loans of any one Borrower.

     When the Fund chooses to invest a high percentage of its assets in the obligations of just a few issuers, the value of the Fund's investments can react more significantly to any one event than the value of a fund that is more diversified.

     The Fund may acquire Loans made to Borrowers in any industry. The Fund will not concentrate its investments in any one industry. However, because the Fund may buy loans through intermediaries who may be legally considered issuers, the Fund may be deemed concentrated in the financial services industry. Because this is so, the Fund is subject to certain risks. Some of the risks related to financial services include regulatory controls and legislative changes that may limit lending or make it riskier or less profitable, and general financial and economic conditions. See "Investment Restrictions" in the Statement of Additional Information.

ILLIQUID INSTRUMENTS

     Not  all  Loans  are  easy  to  sell  because  of  legal  and   contractual
restrictions. Although Loans are traded among certain financial institutions, some of the Loans that the Fund buys are not as liquid, or saleable, as typical investment grade debt and may be considered illiquid. It may be more difficult to sell Loans where the creditworthiness of the Borrower has changed, or is thought to have changed. Reselling loans may also become more difficult with market changes or other concerns about Borrowers' ability to repay loans in general.

     This illiquidity may affect the Fund's ability to maintain its net asset value if Loans must be sold. Over time, the liquidity of Loans should improve.

     SEC rules and Board of Directors procedures require the Fund to maintain enough liquidity to make its monthly Repurchase Offers, generally expected to be 10% of outstanding shares, but there are no other liquidity restrictions. See "Repurchase Offers."

BORROWING BY THE FUND

     The Fund may borrow money in amounts up to 33 1/3% of the value of its total assets to finance Repurchase Offers, or for temporary, extraordinary or emergency purposes. Although it currently does not intend to, the Fund also may issue one or more series of preferred shares or borrow money to finance additional investments but only when it believes that the return will exceed the costs of this strategy. If costs do exceed returns, the return realized by the Fund's shareholders will be adversely affected. While borrowing and issuing a class of preferred stock having priority over the Fund's common shares create an opportunity for greater income per common share, it also involves increased exposure to losses. These risks may be reduced through borrowing and preferred stock with floating rates of interest. Borrowing may also limit the Fund's freedom to pay dividends or engage in other activities.


     The Fund has established an unsecured, discretionary credit facility (the "Facility") to partially finance Repurchases. The Facility allows the Fund to borrow up to an aggregate of $20,000,000 or 20% of the Fund's net assets minus monies borrowed, whichever is less, on an unsecured, committed basis. This Facility has a floating interest rate.


     Under the 1940 Act, the Fund may only borrow money provided that right after borrowing, the Fund has assets that equal 300% of the total outstanding principal balance of indebtedness. Also, the 1940 Act requires that the Fund may only declare dividends or distributions or purchase capital stock provided that right after doing so, the Fund has assets that equal 300% of total principal balance of debt.

     If the Fund cannot make distributions as a result of these requirements the Fund may no longer qualify as a regulated investment company and could be required to pay additional taxes. The Fund may also be forced to sell investments on unfavorable terms if market fluctuations or other factors reduce the required asset below what is required.

     The Fund's willingness to borrow money for investment purposes, and the amount it will borrow, will depend on many factors, the most important of which are investment outlook, market conditions and interest rates. Successful use of a borrowing strategy depends on AIGGIC ability to predict correctly interest rates and market movements, and there is no assurance that a borrowing strategy will be successful during any period in which it is employed.

     Any indebtedness issued by the Fund or borrowing by the Fund either:

     (a) will mature by the next Repurchase Request Date (as defined below under "Repurchase Offers") or

     (b) Can be redeemed, called or repaid by the Fund by the next Repurchase Request Date without penalty or premium, if that is necessary to allow the Fund to repurchase shares as required by the Board of Directors and the 1940 Act.

LIMITED AVAILABILITY OF LOANS

     Investment in Loans that meet the Fund's standards may be subject to limited availability. There is risk that the Fund may not be able to invest 80% or more of its assets in Loans. There may be fewer loans available for investment that meet the Fund's credit standards, particularly in times of economic downturns. Also, lenders or agents may have an incentive to market the less desirable Loans to investors such as the Fund while retaining attractive Loans for themselves. This would reduce the amount of attractive investments for the Fund. If market demand for Loans increases the, purchase price that the Fund pays for Loans may increase or the interest paid by Loans that the Fund holds may decrease.

ILLIQUIDITY OF FUND SHARES

     The Fund is a closed-end investment company designed primarily for long-term investors and not as a trading vehicle. The Fund does not intend to list its shares on any national securities exchange or arrange for their quotation on any over-the-counter market. The Fund's shares are not readily marketable, and you should consider them to be illiquid. For these reasons, the Fund will conduct monthly offers to repurchase a percentage of its outstanding shares, which we generally expect will be 10%, subject to any applicable Early Withdrawal Charge. There is no guarantee that you will be able to sell all the shares that you want to sell during a Repurchase Offer. See "Repurchase Offers" and "How to Buy Fund Shares," below.

--------------------------------------------------------------------------------
                                REPURCHASE OFFERS
--------------------------------------------------------------------------------

     In order to provide shareholders with liquidity and the ability to receive net asset value on a disposition of shares, the Fund will make monthly offers to repurchase a percentage of outstanding shares at net asset value ("Repurchase Offers"). For this purpose, all classes of shares of the Fund are considered as a single class. Because the Fund is a closed-end fund, you will not be able to redeem your shares on a daily basis.

     As explained in more detail below, the "Repurchase Request Date" will be the last business day of each month. Under normal circumstances, we expect that the Fund will determine the net asset value applicable to repurchases on that date. The Fund expects to distribute payment on the next business day, and will distribute payment on or before the Repurchase Payment Deadline, which is no later than five business days (or seven calendar days, whichever period is shorter) after the Pricing Date. Shareholders will be sent notification of the next Repurchase Offer 7 to 14 days prior to the next Repurchase Request Date. It is unlikely that a secondary market for the Fund's shares will develop, and the Distributor will not engage in any efforts to develop a secondary market.

     At various times, the Fund may be requested to repurchase shares for which it has not yet received good payment. The Fund may delay or cause to be delayed the mailing of a repurchase amount until such time as good payment (e.g. cash or certified check drawn on a United States bank) has been collected, which will not exceed 15 days from the date of receipt of payment.

REPURCHASE AMOUNT

     Each month, the Fund's Board of Directors will determine the percentage of shares to be repurchased ("Repurchase Amount"). We expect that the Repurchase Amount generally will be 10%, but it may vary between 5% and 25% of shares outstanding on the Repurchase Request Date. Currently, the Fund is subject to an undertaking that the Repurchase Amount will not exceed 10%.

     There is no minimum number of shares that must be tendered before the Fund will honor repurchase requests. In other words, if, in the aggregate, only one share is tendered in a given month, the Fund must repurchase it. However, there is a maximum Repurchase Amount, so you should be aware of the risk that the Fund may not be able to repurchase all shares tendered in any given month. See "Oversubscribed Repurchase Offers; Pro Rata Allocation."

REPURCHASE REQUESTS

     Shareholders will be sent a Notification of Repurchase Offer ("Notification") 7 to 14 days before the next Repurchase Request Date. The Notification will provide information about the Repurchase Offer, including the Repurchase Amount, the Repurchase Request Date, and the means by which shareholders may obtain the Fund's net asset value.

     Shareholders who wish to tender shares for repurchase must notify the Fund or their Authorized Intermediary on or before the Repurchase Request Date in a manner designated by the Fund. THE REPURCHASE REQUEST DATE IS A DEADLINE THAT WILL BE STRICTLY OBSERVED. Shareholders and Authorized Intermediaries that fail to submit Repurchase Requests in good order by this deadline will be unable to liquidate shares until a subsequent Repurchase Offer.

     A shareholder may tender all or a portion of his or her holdings (although the Fund may not be able to repurchase the shareholder's entire tender if aggregate tenders exceed the Repurchase Amount (as discussed further below)). A repurchase of $100,000 or more requires a signature guarantee. A shareholder may withdraw or change a Repurchase Request at any point on or before the Repurchase Request Date, but not after that date.

DETERMINATION OF REPURCHASE PRICE

     The Fund will establish the Repurchase Price at a share's net asset value as determined after the close of business on the Pricing Date. Under normal circumstances, we expect that the Pricing Date generally will be the Repurchase Request Date. In no event will the Pricing Date be more than three business days after the Repurchase Request Date. The Fund will compute net asset value daily (as described under "Valuing Fund Shares"), and you may obtain the day's net asset value by calling 800-654-4760.

     The Fund does not presently intend to deduct any repurchase fees from this amount (other than any applicable Early Withdrawal Charge). However, in the future, the Board of Directors may determine to charge a repurchase fee payable to the Fund reasonably to compensate it for its expenses directly related to the repurchase. These fees could be used to compensate the Fund for, among other things, its costs incurred in disposing of securities or in borrowing in order to make payment for repurchased shares. Any repurchase fee will never exceed two percent of the proceeds of the repurchase and will be charged to all repurchased shares on a pro rata basis. It should be noted that the Board may implement repurchase fees without a shareholder vote.

PAYMENT

     The Fund expects to distribute payment on the next business day after the Pricing Date; in any event, the Fund will pay repurchase proceeds no later than the Repurchase Payment Deadline, which is five business days (or seven calendar days, whichever is shorter) after the Pricing Date. Repurchase proceeds will be paid by wire transfer or check.

EARLY WITHDRAWAL CHARGE

     Class B Shares are subject to an Early Withdrawal Charge of 3% during the first year after purchase, and declining to 2.5% after the first year, 2.0% after the second year, 1.0% after the third year, and 0% after the fourth year. Class C Shares are subject to an Early Withdrawal Charge of 1% during the first year after purchase.

OVERSUBSCRIBED REPURCHASE OFFERS; PRO RATA ALLOCATION

     In any given month, shareholders may tender a number of shares that exceeds the Repurchase Offer Amount (this prospectus refers to this situation as an "Oversubscribed Repurchase Offer"). In the event of an Oversubscribed Repurchase Offer, the Fund may repurchase additional shares in excess of 10% but only up to a maximum aggregate of two percent of the shares outstanding for any three consecutive Repurchase Offers ("Additional Repurchase Amount"). For example, if in Month 1 the Fund offers to repurchase 10% of shares then outstanding, and shareholders tender 11%, the Fund could determine to repurchase the extra 1% of shares then outstanding. In that event, over the next two repurchase offers, the Fund only would be able to repurchase an aggregate of 1% of shares outstanding pursuant to an Oversubscribed Repurchase Offer. If the Fund determines not to repurchase the Additional Repurchase Amount, or if shareholders tender an amount exceeding the Repurchase Offer Amount plus the Additional Repurchase Amount, the Fund will repurchase the shares tendered on a pro rata basis.

     In the event of an Oversubscribed Repurchase Offer, shareholders may be unable to liquidate some or all of their investment during that monthly Repurchase Offer. A shareholder may have to wait until a later month to tender shares that the Fund is unable to repurchase, and would be subject to the risk of net asset value fluctuations during this time period.

ADOPTION OF REPURCHASE POLICY

     The Board has adopted a resolution setting forth the Fund's fundamental policy to conduct Repurchase Offers ("Repurchase Policy"). The Repurchase Policy may be changed only by a majority vote of the Fund's outstanding voting securities as defined in the 1940 Act. The Repurchase Policy states that the Fund will make monthly Repurchase Offers, that the Repurchase Date will be the last business day of the month, and that the Pricing Date will be no later than three business days after the Repurchase Request Date. Under the Repurchase Policy, the Repurchase Amount may be from 5% to 25% of the Fund's shares outstanding on the Repurchase Request Date. The Fund's undertaking to limit the Repurchase Amount to 10% is not part of the Repurchase Policy and may be changed without a shareholder vote. The Fund also may offer to repurchase its shares on a discretionary basis, not pursuant to its fundamental policy, not more frequently than once every two years.

LIQUIDITY REQUIREMENTS

     The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the Notification is sent to shareholders until the Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100 percent of the Repurchase Offer Amount consists of assets (a) that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Date and the Repurchase Payment Deadline; or (b) that mature by the Repurchase Payment Deadline.

     The Board has adopted procedures that are reasonably designed to ensure that the Fund's assets are sufficiently liquid so that the Fund can comply with the Repurchase Policy and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board will take whatever action it deems appropriate to ensure compliance.

     The Fund intends to satisfy the liquidity requirements with cash on hand, cash raised through borrowings, and Loans. There is some risk that the need to sell Loans to fund Repurchase Offers may affect the market for those Loans. In turn, this could diminish the Fund's net asset value.

SUSPENSION OR POSTPONEMENT OF A REPURCHASE OFFER

     The  Fund  may   suspend  or  postpone  a   Repurchase   Offer  in  limited
circumstances, and only by vote of a majority of the Board of Directors, including a majority of the independent Directors. These circumstances are limited and include the following:

     (a) if the repurchase would cause the Fund to lose its status as a regulated investment company under Subchapter M of the Code;

     (b) for any period during which an emergency exists as a result of which it is not reasonably practicable for the Fund to dispose of securities it owns or to determine the value of the Fund's net assets;

     (c) for any other periods that the Commission permits by order for the protection of shareholders;

     (d) if the shares are listed on a national securities exchange or quoted in an inter-dealer quotation system of a national securities association (e.g., Nasdaq) and the repurchase would cause the shares to lose that status; or

     (e) during any period in which any market on which the shares are principally traded is closed, or during any period in which trading on the market is restricted.

CONSEQUENCES OF REPURCHASE OFFERS

     Although the Board believes that Repurchase Offers generally will be beneficial to the Fund's shareholders, repurchases will decrease the Fund's total assets and therefore have the possible effect of increasing the Fund's expense ratio. Furthermore, if the Fund borrows to finance repurchases, interest on that borrowing may reduce the Fund's net investment income. The Fund intends to offer new shares continuously, which may alleviate these potential consequences, although there is no assurance that the Fund will be able to secure new investments.

     Repurchase Offers provide shareholders with the opportunity to dispose of shares at net asset value. The Fund does not anticipate that a secondary market will develop, but in the event that a secondary market were to develop, it is possible that shares would trade in that market at a discount to net asset value. The existence of periodic Repurchase Offers at net asset value may not alleviate such a discount.

     In addition, the repurchase of shares by the Fund will be a taxable event to shareholders. See "Distributions and Taxes" for further information.

CHANGE OF NOTICE AND MONTHLY BOARD MEETING REQUIREMENTS

     Currently, the Fund's Board of Directors determines the amount of the Repurchase Offer once each month, and shareholders receive a notice before each Repurchase Offer, under rules of the Securities and Exchange Commission. The Fund may request approval from the Securities and Exchange Commission to make its determination and provide notice to its shareholders on a quarterly basis. If such approval is granted, then the Board would meet once each quarter to determine the amount of the next three Repurchase Offers, and you would receive one notice for those three Repurchase Offers.

--------------------------------------------------------------------------------
                             MANAGEMENT OF THE FUND
--------------------------------------------------------------------------------

     The Board of Directors oversees the management of the Fund and elects its officers. The Fund's officers are responsible for the Fund's day-to-day operations.

ADVISORY ARRANGEMENTS


     AIG SunAmerica which was organized in 1982 under the laws of Delaware, serves as investment adviser to the Fund, provides various administrative services, and supervises the daily business affairs of the Fund. In addition to managing the Fund, AIG SunAmerica serves as adviser, manager and/or administrator for Anchor Series Trust, AIG Series Trust, Seasons Series Trust, VALIC Company I, VALIC Company II, SunAmerica Equity Funds, SunAmerica Income Funds, SunAmerica Money Market Funds, Inc., SunAmerica Series Trust, SunAmerica Focused Series, Inc., SunAmerica Focused Alpha Growth Fund, Inc., SunAmerica Focused Alpha Large-Cap Fund, Inc. and SunAmerica Senior Floating Rate Fund, Inc. As of March 31, 2006, AIG SunAmerica managed, advised or administered assets of approximately $45.4 billion. AIG SunAmerica is located at Harborside Financial Center, 3200 Plaza 5, Jersey City, NJ 07311-4992.

     Pursuant to its investment advisory agreement ("Advisory Agreement") with the Fund, AIG SunAmerica oversees the administration of certain aspects of the business and affairs of the Fund, and selects, contracts with and compensates the adviser to manage the Fund's assets. AIG SunAmerica monitors the compliance of the adviser with the investment objective and related policies of the Fund, reviews the performance of the adviser, and reports periodically on such performance to the Board of Directors. AIG SunAmerica permits its directors, officers and employees to serve as directors or officers of the Fund, without cost to the Fund.

     The Fund will pay AIG SunAmerica a monthly advisory fee at the following annual rates, based on the average daily net assets of the Fund: 0.85% on the first $1 billion; 0.80% on the next $1 billion; and 0.75% thereafter. The Board of Directors, including a majority of the Independent Directors, approved the Advisory Agreement subject to the following net expense ratios: 1.75% of average daily net assets for Class B and Class C shares. AIG SunAmerica will waive fees and reimburse expenses should the Total Annual Fund Operating Expenses be higher than the net expense ratio. AIG SunAmerica may not increase such ratios, which are contractually required by agreement with the Board of Directors, without the approval of the Directors, including a majority of the Independent Directors. The expense waivers and fee reimbursements will continue indefinitely, subject to termination by the Directors, including a majority of the Independent Directors. AIG SunAmerica has voluntarily agreed to waive a portion of its advisory fee or reimburse the Fund to prevent the total expenses of the Fund, excluding taxes, portfolio brokerage commissions, interest, certain litigation and indemnification expenses, and extraordinary expenses, from exceeding 1.25% of average daily net assets for Class D shares and 1.45% of average daily net assets for Class A shares of the Fund. AIG SunAmerica may terminate the voluntary waivers and/or reimbursements at any time.

     AIGGIC has been retained by AIG SunAmerica as the subadviser to the Fund to manage the investment and reinvestment of the Fund's assets. AIGGIC is located at 70 Pine Street, New York, NY 10270. AIGGIC, a New Jersey corporation, is an indirect wholly owned subsidiary of AIG and is part of AIGGIG. AIGGIG comprises a group of international companies (including AIGGIC), which provide investment advice and market asset management products and services to clients around the world. As of December 31, 2005, AIGGIC managed approximately $358 billion, of which approximately $322.6 billion relates to AIG affiliates and $35.4 billion relates to client assets.

     Pursuant to the investment subadvisory agreement ("Subadvisory Agreement") between AIG SunAmerica and AIGGIC, AIGGIC selects the investments made by the Fund and establishes and applies credit standards applicable to the Fund's investments in Loans. See "Investment Policies." As compensation for its services as subadviser, AIGGIC receives from AIG SunAmerica an annual fee paid monthly equal to the following percentage of average daily net assets less monies borrowed, based on the size of the Fund: 0.25% for the first $1 billion of average daily net assets and 0.20% for average daily net assets of more than $1 billion. For further information, see "Advisory, Administration and Distribution Services" in the Statement of Additional Information.

     The Advisory and Subadvisory Agreements were approved by the Board of Directors and will be continued from year to year so long as the continuance is approved at least annually (a) by the vote of a majority of the Fund's Directors who are not "interested persons" of the Fund or AIG SunAmerica (or AIGGIC in the case of the Subadvisory Agreement) cast in person at a meeting specifically called for the purpose of voting on such approval and (b) by the vote of a majority of the Board of Directors or by the vote of a majority of the outstanding Fund shares. The Advisory and Subadvisory Agreement will terminate automatically in the event of their assignment. Each agreement may be terminated at any time without penalty on sixty (60) days' notice by the Directors or AIG SunAmerica, or, in the case of the Subadvisory Agreement, by AIGGIC, as well.

     A discussion regarding the basis for the Board of directors approving any investment advisory agreement with the Fund is available in Fund's annual and Semi-annual shareholder report.


PORTFOLIO MANAGEMENT

     Steven Oh, John Lapham and Thomas Brandt have joint responsibility for making investment decisions for the Fund.

     Steven Oh, CFA, joined AIG Global Investment Company in 2002 and is a managing director and co-portfolio manager for the Leveraged Loan Group. Prior to joining AIGGIC, Mr. Oh served as a portfolio manager at Citadel Investments and Koch Capital and was a Vice President in high yield and distressed debt trading at BancAmerica Securities.

     John Lapham, CFA, joined AIGGIC with the acquisition of SunAmerica in 1999. He is a co-portfolio manager for the Leveraged Loan Group. Mr. Lapham joined SunAmerica in 1995 as a managing director in the Corporate Finance group.

     Thomas Brandt joined AIGGIC in 2000 as a trader and is responsible for co-managing the portfolio. Specifically, Mr. Brandt is responsible for the purchase and sale of bank debt. Prior to joining AIGGIC, Mr. Brandt was a

     Managing Director at BNOP Paribas' Media and Technology Finance Department, where he was responsible for a $2.8 billion media and telecom loan portfolio.

     The Statement of Additional Information provides additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers and the portfolio managers' ownership of securities in the Fund.


ADMINISTRATION AGREEMENT


     AIG SunAmerica acts as the Fund's administrator under an Administration Agreement (the "Administration Agreement"). Under the Administration Agreement, AIG SunAmerica is responsible for managing the Fund's business affairs, subject to supervision by the Fund's Board of Directors. AIG SunAmerica reserves the right to delegate all or a part of its obligations under the Administration Agreement to a third party. Any delegation of administrative duties will not affect the administration fee paid by the Fund.

     Services provided by the administrator include recordkeeping, preparation and filing of documents required to comply with federal and state securities laws, supervising the activities of the Fund's custodian and transfer agent, providing assistance in connection with the Directors' and shareholders' meetings, providing services in connection with Repurchase Offers, and other administrative services necessary to conduct the Fund's business. In return for these services, facilities and payments, the Fund pays AIG SunAmerica an annual fee paid monthly equal to 0.40% annually of the average daily net assets minus monies borrowed of the Fund as compensation under the Administration Agreement.

     DISTRIBUTOR. SACS (or the "Distributor") distributes the Fund's shares. SACS, an AIG SunAmerica affiliate, receives the initial and deferred sales charges, all or a portion of which may be re-allowed to other broker-dealers. In addition, SACS receives fees under each Fund's Class A, Class B and Class C distribution plans.

     The Distributor, at its expense, may from time to time provide additional compensation to broker-dealers (including in some instances, affiliates of the Distributor in connection with sales of shares of a Fund). This compensation may include additional compensation with respect to the sale of shares; or financial assistance to broker-dealers in connection with conferences, sales or training programs for their employees, seminars for the public, advertising campaigns regarding one or more of the Funds, and/or other broker-dealer sponsored special events. In some instances, this compensation will be made available only to certain broker-dealers whose representatives have sold a significant number of shares of the Fund. Compensation may also include payment for travel expenses, including lodging, incurred in connection with trips taken by invited registered representatives for meetings or seminars of a business nature. Compensation may also include various forms of non-cash compensation offered through permissible sales contests or otherwise. Broker-dealers may not use sales of the Fund's shares to qualify for this Compensation to the extent receipt of such compensation may be prohibited by applicable law or the rules of any self-regulatory agency, such as the National Association of Securities Dealers. Dealers who receive bonuses or other incentives may be deemed to be underwriters under the Securities Act of 1933.

     In certain instances, the Advisor or its affiliates may pay distribution-related expenses, including providing the additional compensation to broker-dealers or other financial intermediaries who sell fund shares. In addition, the Adviser, the Distributor and their affiliates may make substantial payments to broker-dealers or other financial intermediaries and service providers for distribution and/or shareholder servicing activities. Some of these distribution-related payments may be made to dealers or financial intermediaries for marketing, promotional, administrative and/or recordkeeping services that may promote sales of Fund shares; these payments are often referred to as "revenue sharing." Such payments may be based on various factors, including levels of assets and/or sales (based on gross or net sales or some other criteria) of one or more funds managed and/or administered by the Adviser. In some circumstances, those types of payments may relate to one or more funds' inclusion on a financial intermediary's preferred list of funds offered to its clients or may create an incentive for a broker-dealer or other financial intermediary or its representatives to recommend of offer shares of the funds to its customers over other funds that do not have sponsors making similar payments. You should ask your broker-dealer or financial intermediary for more details about any such payments it receives.

     Payments by the Adviser are out of its own resources, including the profits from its advisory fees. Payments by the Distributor may be out of its own resources or distribution or service fees. Payments by other affiliates are out of their own resources.


CUSTODIAN & TRANSFER AGENT

     State Street Bank and Trust Company acts as custodian for the Fund and serves as transfer and dividend paying agent. Its principal business address is 225 Franklin Street, Boston, Massachusetts 02110.

FUND COSTS AND EXPENSES


     The Fund is responsible for all of its costs and expenses not expressly stated to be payable by AIG SAAMCo under the Advisory Agreement or the Administration Agreement, or by Distributor under its Distribution Agreement. See "Advisory, Administration and Distribution Services" in the Statement of Additional Information.

LEGAL PROCEEDINGS

     On February 9, 2006, AIG, the parent company and an affiliated person of the Adviser, the Subadviser and the Distributor, announced that it had consented to the settlement of an injunctive action instituted by the Securities and Exchange Commission ("SEC"). In its complaint, the SEC alleged that AIG violated
Section 17(a) of the Securities Act of 1933, as amended, Sections 10(b), 13(a), 13(b)(2) and 13(b)(5) of the Securities Exchange Act of 1934, as amended, and Rules 10b-5, 12b-20, 13a-1 and 13b2-1 promulgated thereunder, in connection with AIG's accounting and public reporting practices. The conduct described in the complaint did not involve any conduct of AIG or its subsidiaries related to their investment advisory or distribution activities with respect to the assets of the Funds.

     AIG, without admitting or denying the allegations in the complaint (except as to jurisdiction), consented to the entry of an injunction against further violations of the statutes referred to above. Absent exemptive relief granted by the SEC, the entry of such an injunction would prohibit AIG and its affiliated persons from, among other things, serving as an investment adviser of any registered investment management company or principal underwriter for any registered open-end investment company pursuant to Section 9(a) of the Investment Company Act of 1940, as amended ("1940 Act"). Certain affiliated persons of AIG, including the Adviser and Distributor, received a temporary order from the SEC pursuant to Section 9(c) of the 1940 Act with respect to the entry of the injunction, granting exemptive relief from the provisions of
Section 9(a) of the 1940 Act. The temporary order permits AIG and its affiliated persons, including the Adviser, the Subadviser and the Distributor, to continue to serve as investment adviser, sub-adviser, and principal underwriter of the Funds. The Adviser, Distributor and Subadviser expect that a permanent exemptive order will be granted, although there is no assurance the SEC will issue the order.

     Additionally, AIG and its subsidiaries reached a resolution of claims and matters under investigation with the United State Department of Justice ("DOJ"), the Attorney General of the State of New York ("NYAG") and the New York State Department of Insurance ("DOI"), regarding accounting, financial reporting and insurance brokerage practices of AIG and its subsidiaries, as well as claims relating to the underpayment of certain workers compensation premium taxes and other assessments.

     As a result of the settlements with the SEC, the DOJ, the NYAG and the DOI, AIG will make payments totaling approximately $1.64 billion. In addition, as part of its settlements, AIG has agreed to retain for a period of three years an Independent Consultant who will conduct a review that will include the adequacy of AIG's internal controls over financial reporting and the remediation plan that AIG has implemented as a result of its own internal review.

     Subject to receipt of permanent relief, the Adviser, the Subadviser and the Distributor believe that the settlements are not likely to have a material adverse effect on their ability to perform investment advisory and distribution services relating to the Funds.

--------------------------------------------------------------------------------
                               VALUING FUND SHARES
--------------------------------------------------------------------------------


     The Fund values its shares once on each day the New York Stock Exchange ("NYSE") is open for trading as of the close of regular trading on the exchange. The Net Asset Value ("NAV") also may be calculated on any other day in which there is sufficient liquidity in the securities held by the Fund. The Fund is informed that, as of the date of this prospectus, the NYSE observes the following business holidays: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

     The Fund's net asset value per share is determined by State Street Bank & Trust Company (as agent for the Fund) in the manner authorized by the Fund's Board of Directors. State Street Bank & Trust Company also serves as Transfer Agent and Custodian for the Fund and has custody of the Fund's assets.

     The net asset value of the shares of each class of the Fund is calculated separately. In determining the net asset value of a share of each class of the Fund, the value of the securities and other assets attributable to that class (including interest and dividends accumulated but not yet received) minus all liabilities (including accrued expenses) attributable to that class is divided by the total number of shares of that class of the Fund outstanding at that time. Expenses, including the fees payable to AIG SunAmerica, are accrued daily.


     Loans will be valued in accordance with guidelines established by the Board of Directors. Under the Fund's current guidelines, loans for which an active secondary market exists to a reliable degree in the opinion of AIGGIC will be valued at the mean of the last available bid and asked price in the market for such loans, as provided by a Board approved loan pricing service.

     Loans for which an active secondary market does not exist to a reliable degree in the opinion of AIGGIC will be valued at fair value, which is intended to approximate market value. In valuing a Loan at fair value, the following factors will be considered, (a) the creditworthiness of the Borrower and any Intermediate Participants, (b) the terms of the Loan, (c) recent prices in the market for similar Loans, if any, and (d) recent prices in the market for instruments of similar quality, rate, period until next interest rate reset and maturity.


     Other portfolio securities (other than short-term obligations but including listed issues) may be valued on the basis of prices furnished by one or more pricing services that determine prices for normal, institutional-size trading units of such securities using market information, transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders. In certain circumstances, other portfolio securities are valued at the last sale price on the exchange that is the primary market for such securities, or the last quoted bid price for those securities for which the over-the-counter market is the primary market or for listed securities in which there were no sales during the day. Securities listed on the NASDAQ exchange will be valued using the NASDAQ Official Closing Price ("NOCP"). Generally, the NOCP will be the last sale price unless the reported trade for the security is outside the range of the bid/ask price. In such cases, the NOCP will be normalized to the nearer of the bid or ask price. Positions in options are valued at the last sale price on the principal trading market for the option. Obligations purchased with remaining maturities of 60 days or less are valued at amortized cost unless this method no longer produces fair valuation. Repurchase agreements are valued at cost plus accrued interest. Rights or warrants to acquire stock, or stock acquired pursuant to the exercise of a right or warrant, may be valued taking into account various factors such as original cost to the Fund, earnings and net worth of the issuer, market prices for securities of similar issuers, assessment of the issuer's future prosperity, or liquidation value or third party transactions involving the issuer's securities. In the case of securities for which market quotations are not readily available or if a development/event occurs that may significantly impact the value of a security, then these securities may be fair valued as determined pursuant to procedures adopted in good faith by the Board of Directors.

--------------------------------------------------------------------------------
                             PERFORMANCE INFORMATION
--------------------------------------------------------------------------------


     The Fund seeks to provide an effective yield that is higher than other short-term instrument alternatives. From time to time, the Fund may include its current and/or effective yield based on various specific time periods. Yields will fluctuate from time to time and are not necessarily representative of future results.

     The current yield is calculated by annualizing the most recent monthly distribution (i.e., multiplying the distribution amount by 365/31 for a 31 day month) and dividing the product by the current maximum offering price. The effective yield is calculated by dividing the current yield by 12 and adding 1. The resulting quotient is then taken to the 12th power and reduced by 1. The result is the effective yield.

     On occasion, the Fund may compare its yield to: (a) LIBOR, quoted daily in the Wall Street Journal, (b) the CD Rate as quoted daily in the Wall Street Journal as the average of top rates paid by major New York banks on primary new issues of negotiable CDs, usually on amounts of $1 million or more, (c) the
Prime Rate, quoted daily in The Wall Street Journal as the base rate on corporate loans at large U.S. money center commercial banks, (d) one or more averages compiled by Donoghue's Money Fund Report, a widely recognized independent publication that monitors the performance of money market mutual funds, (e) the average yield reported by the Bank Rate Monitor National IndexTM for money market deposit accounts offered by the 100 leading banks and thrift institutions in the ten largest standard metropolitan statistical areas, (f) yield data published by Lipper Analytical Services, Inc., (g) the yield on an investment in 90-day Treasury bills on a rolling basis, assuming quarterly compounding, or (h) the yield on an index of loan funds comprised of all continually offered closed-end bank loan funds, as categorized by Lipper (the "Loan Fund Index"). In addition, the Fund may compare the Prime Rate, the
Donoghue's averages and the other yield data described above to each other. Yield comparisons should not be considered indicative of the Fund's yield or relative performance for any future period.

     Advertisements and communications to present or prospective shareholders also may cite a total return for any period. Total return is calculated by subtracting the net asset value of a single purchase of shares at a given date from the net asset value of those shares (assuming reinvestment of distributions) on a later date. The difference divided by the original net asset value is the total return. The Fund may include information about the total return on the Loan Fund Index, and compare that to the total return of the Fund and other indices.

     All dividends and distributions are assumed to be reinvested in additional shares of the Fund at net asset value. Therefore, the calculation of the Fund's total return and effective yield reflects the effect of compounding. The calculation of total return, current yield and effective yield does not reflect the amount of any shareholder income tax liability, which would reduce the performance quoted. If the Fund's fees or expenses are waived or reimbursed, the Fund's performance will be higher. Finally, the Fund may include information on the history of the Fund's net asset value per share and the net asset value per share of the Loan Fund Index, including comparisons between them, in advertisements and other material furnished to present and prospective shareholders. Information about the performance of the Fund or other investments is not necessarily indicative of future performance and should not be considered a representation of what an investor's yield or total return may be in the future.

--------------------------------------------------------------------------------
                             MULTIPLE PRICING SYSTEM
--------------------------------------------------------------------------------

     The Fund's Multiple Pricing System permits you to choose the method of purchasing shares that is most beneficial given the amount of the purchase and the length of time you expect to hold the shares. Each class of the Fund has distinct advantages and disadvantages for different investors, and investors may choose the class that best suits their circumstances and objectives. The discussion below assumes you are not purchasing shares under a fee based investment advisory program (such as a "wrap" program) or agency commission program and are not a CypressTree Investor and, except for Class D, summarizes the primary distinctions between the classes of the Fund's shares.

     CLASS B SHARES. Class B shares are offered for sale at net asset value without a front-end sales charge, but are subject to an Early Withdrawal Charge of 3% during the first year after purchase, and declining to 2.5% after the first year, 2.0% after the second year, 1.0% after the third year, and 0% after the fourth year. See "Early Withdrawal Charge." In addition, Class B shares are subject to a service fee of up to 0.25%, and a distribution fee of up to 0.50% of average annual net assets. See "How to Buy Fund Shares" and "Distribution Expenses." Class B shares will automatically convert to Class A shares eight years after the end of the calendar month in which the shareholder's order to purchase was accepted. See "Multiple Pricing System--Conversion Feature."

     CLASS C SHARES. Class C shares are offered for sale at net asset value without a front-end sales charge, but are subject to an Early Withdrawal Charge of 1% during the first year after purchase. See "Early Withdrawal Charge." Class C shares are subject to a service fee of up to 0.25%, and a distribution fee of up to 0.50% of average annual net assets. Class C shares do not have a conversion feature except that Class C shares purchased before August 18, 1999 ("Old Class C Shares") will automatically convert to Class A shares ten years after the end of the calendar month in which the shareholder's order to purchase was accepted. See "Multiple Pricing System--Conversion

Feature." The higher ongoing distribution fees payable by Class C shares as a result of the lack of a conversion feature for Class C shares purchased on or after August 18, 1999 ("New Class C Shares") (or the longer time period for conversion for Old Class C Shares) would cause the Class C shares to have an overall higher expense ratio and to pay lower dividends than Class B shares. See "How to Buy Fund Shares" and "Distribution Expenses."

     CLASS A SHARES. Class A shares are available only upon conversion of Class B and Old Class C shares. See "Multiple Pricing System--Conversion Feature." Class A shares are subject to a service fee of up to 0.25% of average annual net assets.

     REPURCHASE ORDER. If you tender your Class B or Class C shares for repurchase or exchange in one of the Fund's monthly repurchase offers, the shares will be repurchased in order of the date purchased, with the shares purchased earliest being repurchased first, unless you specifically request that specific shares be repurchased.

     CONVERSION FEATURE. Class B shares will automatically convert to Class A shares eight years after the end of the calendar month in which the shareholder's order to purchase was accepted and after that date will no longer be subject to the distribution fee. Conversion will be on the basis of the relative net asset values per share, without the imposition of any sales charge, fee or other charge. The purpose of the conversion feature is to relieve the holders of Class B shares from most of the burden of distribution-related expenses at such time as the shares have been outstanding for a duration sufficient for the Distributor to have been substantially compensated for distribution-related expenses incurred in connection with those shares.

     New Class C Shares do not have an automatic conversion feature. Old Class C Shares automatically convert to Class A shares ten years after the end of the calendar month in which the shareholder's order to purchase was accepted and after that date will no longer be subject to a distribution fee.

     For purposes of the conversion of Class B and Old Class C shares to Class A shares, shares purchased through the reinvestment of dividends and distributions paid on Class B shares or Old Class C Shares, as the case may be, in a shareholder's account will be considered to be held in a separate sub-account. Each time any Class B shares or Old Class C Shares in the shareholder's account (other than those in the sub-account) convert to Class A shares, a pro rata portion of the Class B shares or Old Class C Shares, as the case may be, in the sub-account will also convert to Class A shares. Class C shares purchased through the reinvestment of dividends and distributions paid on New Class C Shares purchased on or after August 18, 1999 will not convert to Class A shares.

     FACTORS FOR CONSIDERATION. The Fund's Multiple Pricing System is designed to provide you with the option of choosing the class of shares best suited to your individual circumstances and objectives. To assist you in evaluating the costs and benefits of purchasing shares of each class, the information provided under the captions "Fund Expenses" and "Example" sets forth the charges applicable to each class and illustrates an example of a hypothetical investment in each class of shares of the Fund.

     There are important distinctions among the classes of shares that you should understand and evaluate in comparing the options offered by the Multiple Pricing System. Class C shares are subject to the same ongoing service fee
(0.25%) as Class B shares. Class C shares are subject to a lower Early Withdrawal Charge and an Early Withdrawal Charge for a shorter period of time (one year as opposed to four years) than Class B shares. Class B shares convert to Class A shares after approximately eight years whereas Class C shares that you purchase do not have a conversion feature. Class A shares are not subject to the distribution fee applicable to Class B and Class C shares, and, accordingly, may pay correspondingly higher dividends per share. Based on the fee waivers and reimbursements currently in effect, Class A shares would pay higher dividends per share than Class B and Class C shares.

     In light of these distinctions among the classes of shares, the decision as to which class of shares provides the most suitable investment for you depends on a number of factors that you should weigh including (a) whether, at the time of purchase, you anticipate being subject to an Early Withdrawal Charge upon repurchase and (b) the differential in the relative amounts that would be paid during the anticipated life of investments (which are made at the same time and in the same amount) in each class that are attributable to the accumulated distribution and service fees (and any applicable Early Withdrawal Charge) payable with respect to Class C shares and to Class B shares before their conversion to Class A shares. You should consult your investment representative for assistance in evaluating the relative benefits of the different classes of shares.

     The distribution and shareholder service expenses incurred by the Distributor in connection with the sale of shares will be paid from the ongoing distribution and service fees and from the proceeds of the Early Withdrawal Charges. Sales personnel of broker-dealers distributing the Fund's shares and any other persons entitled to receive compensation for selling or servicing the Fund's shares may receive different compensation for selling or servicing one class of shares over another. You should understand that Early Withdrawal Charges and ongoing distribution and service fees are all intended to compensate the Distributor for distribution services. See "How to Buy Fund Shares--Distribution Expenses."

     Dividends paid by the Fund with respect to each class of shares will be calculated in substantially the same manner at the same time on the same day, except that distribution and service fees and any other costs specifically attributable to a particular class of shares will be borne solely by the applicable class. See "Distributions."

     The Directors of the Fund have determined that currently no conflict of interest exists between the classes of shares. On an ongoing basis, the Directors of the Fund, pursuant to their fiduciary duties under the 1940 Act and state laws, will seek to ensure that no such conflict arises.

--------------------------------------------------------------------------------
                             HOW TO BUY FUND SHARES
--------------------------------------------------------------------------------

INTRODUCTION

     The Fund offers Class B shares and Class C shares to the general public, sold without a front-end sales charge, but subject to an Early Withdrawal Charge. See "Multiple Pricing System" for a discussion of factors to consider in selecting which class of shares to purchase.

     The Fund's Class D shares are available only to investors participating in a fee based investment advisory program (such as a "wrap" program) or agency commission programs offered by financial planners and investment advisers that have a special arrangement with the Distributor or to CypressTree Investors. Class D shares are sold without a front-end sales charge and no Early Withdrawal Charge.

BUYING SHARES THROUGH THE FUND

OPENING AN ACCOUNT

BY CHECK
.................................................................................

     o Make out a check for the investment amount, payable to the specific Fund or payable to AIG SunAmerica Mutual Funds. An account cannot be opened with a SunAmerica Money Market Fund or SunAmerica Municipal Money Market Fund check.

     o    Deliver  the  check  and  your  completed  Account   Application  (and
          Supplemental Account Application, if applicable) to:

               (via regular mail)
               AIG SunAmerica Mutual Funds
               c/o BFDS
               P.O. Box 219186 Kansas City, Missouri 64121-9186

               (via Express, Certified and Registered Mail)
               AIG SunAmerica Mutual Funds
               c/o BFDS
               330 W. 9th Street
               Kansas City, Missouri 64105-1514

     o All purchases must be in U.S. dollars. Cash will not be accepted. A $25.00 fee will be charged for all checks returned due to insufficient funds.

ADDING TO AN ACCOUNT

     o Make out a check for the investment amount, payable to the specific Fund or payable to AIG SunAmerica Mutual Funds. Shares cannot be purchased with a SunAmerica Money Market Fund or SunAmerica Municipal Money Market Fund check.

     o Include the stub from your Fund statement or a note specifying the Fund name, your share class, your account number and the name(s) in which the account is registered.

     o Indicate the Fund and account number in the memo section of your check.

     o Deliver the check and your note to your broker or financial advisor, or mail them to:

               (via regular mail)
               Retirement and Non-Retirement Accounts:
               AIG SunAmerica Mutual Funds
               c/o BFDS
               P.O. Box 219373
               Kansas City, Missouri 64121-9373

               (via Express, Certified and Registered Mail)
               AIG SunAmerica Mutual Funds
               c/o BFDS
               330 W. 9th Street
               Kansas City, Missouri 64105-1514

OPENING AN ACCOUNT

BY WIRE
.................................................................................


     o Accounts can only be opened by check by a non-resident alien if they are processed through a brokerage account or the funds are drawn from a U.S. branch of a non-U.S. bank. A personal check from an investor should be drawn from the investor's bank account. In general, starter checks, cash equivalents, stale-dated or post-dated checks will not be accepted.


     o Fax your completed application to AIG SunAmerica Fund Services, Inc. at 201-324-6496.

     o    Obtain  your  account  number  by  calling  Shareholder   Services  at
          1-800-858-8850.

     o    Instruct your bank to wire the amount of your investment to:

               State Street Bank & Trust Company
               Boston, MA
               ABA #0110-00028
               DDA # 99029712
               ATTN: (Name of Fund and Share Class)
               FBO:  (Account Number and Name in
                     which the Account is Registered)

Your bank may charge a fee to wire funds.

ADDING TO AN ACCOUNT

     o    Instruct your bank to wire the amount of your investment to:

               State Street Bank & Trust Company
               Boston, MA
               ABA #0110-00028
               DDA # 99029712
               ATTN: (Name of Fund and Share Class)
               FBO:  (Account Number and Name in
                     which the Account is Registered)

Your bank may charge a fee to wire funds.

     Class A shares are available only through a conversion of Class B shares. Class B shares automatically convert into Class A shares eight years after purchase.

     Shares are offered continuously for sale through securities dealers and banks that have executed a Selling Agreement with the Distributor. Certain states require that purchases of shares of the Fund be made only through a broker-dealer registered in the state.

     The initial purchase of any class of shares must be at least $500. The minimum for subsequent investments is $100. There is a $250 minimum initial investment and a $25 subsequent investment requirement for purchases made in connection with tax-sheltered retirement accounts.

     When purchasing shares, you must specify whether the purchase is for Class B, Class C or Class D shares.


     As part of your application, you are required to provide information regarding your personal identification that is required under anti-money laundering laws, including the USA PATRIOT Act of 2001, as amended (the "PATRIOT Act"). If we are unable to obtain the required information, your application will be considered to be not in good order, and it therefore cannot be processed. Your application and any check or other deposit that accompanied your application will be returned to you. Applications must be received in good order under the PATRIOT Act requirements and as otherwise required in this prospectus in order to receive that day's net asset value. In addition, applications received in good order are nevertheless subject to customer identification verification procedures under the PATRIOT Act. We may ask to see your driver's license or other identifying documents. We may share identifying information with third parties for the purpose of verification. If your identifying information cannot be verified within five days of receipt of your application, the account will not be processed and your original investment that accompanied the application will be redeemed at the then current net asset value and returned to you. In these circumstances, the amount redeemed may be less than your original investment and may have tax implications. Consult with your tax advisor for details. Non-resident aliens will not be permitted to establish an account through the check and application process at the transfer agent.

BUYING SHARES THROUGH YOUR DEALER

     You can buy shares through any dealer, broker or financial institution that has a selling agreement with AIG SunAmerica Capital Services, Inc. Your dealer will place your order with the Fund on your behalf.

     If you invest in the Fund through your dealer, broker or financial advisor, your dealer, broker or financial advisor may charge you a transaction-based or other fee for its services in connection with the purchase or redemption of fund shares. These fees are in addition to those imposed by the Fund and its affiliates. You should ask your dealer, broker or financial advisor about its applicable fees.

EXCHANGE PRIVILEGES

     Shareholders of the Fund are offered certain exchange privileges with shares of an equivalent class of certain funds (each, a "SunAmerica Fund") distributed by AIG SunAmerica Capital Services, Inc. All exchanges are subject to applicable minimum investment requirements. Prospectuses describing these funds can be obtained from the Distributor.

     EXCHANGE OF SUNAMERICA SENIOR FLOATING RATE FUND CLASS B AND CLASS C SHARES FOR SUNAMERICA FUND SHARES. Class B and Class C shareholders of the Fund whose shares are repurchased in a Monthly Repurchase Offer may exchange their shares of the Fund for Class B or Class C shares, respectively, of SunAmerica Funds. Exchanges will be at relative net asset value, without the imposition of any front end sales charge.

     No Early Withdrawal Charge will be imposed on shares of the Fund making such an exchange. However, Class B and Class C shareholders will be subject to a contingent deferred sales charge ("CDSC") on any SunAmerica Fund shares acquired. The CDSC schedule in effect at the time the Fund shares were purchased will continue to apply after the exchange. The time of purchase for computing the CDSC period will include the time since the initial purchase of Fund shares.

     EXCHANGE OF SUNAMERICA SENIOR FLOATING RATE FUND CLASS D SHARES FOR SUNAMERICA FUND SHARES. Class D shareholders of the Fund whose shares are repurchased in a Monthly Repurchase Offer may exchange those shares for Class A shares of certain SunAmerica Funds. Exchange will be at relative net asset value, without the imposition of any front end sales charge.

     EXCHANGE OF SUNAMERICA FUND SHARES FOR SUNAMERICA SENIOR FLOATING RATE FUND SHARES. Shareholders of the SunAmerica Funds will not be able to exchange their shares for shares of the SunAmerica Senior Floating Rate Fund.

GENERAL INFORMATION

     Exchanges are generally regarded as sales for federal and state income tax purposes and could result in a gain or loss, depending on the original cost of shares exchanged. If the exchanged shares were acquired within the previous 90 days, the gain or loss may have to be computed without regard to any sales charges incurred on the exchanged shares (except to the extent those sales charges exceed those sales charges waived in connection with the exchange). See "Taxes." Exchanges will occur on the same day as requested with respect to exchanges into the Fund, and on the Repurchase Payment Date with respect to exchanges out of the Fund. The terms of the foregoing exchange privilege are subject to change and the privileges may be terminated at any time. The exchange privilege is available only where the exchange may be made legally.

     By mail--an exchange will be honored by receipt of the tender offer to the Fund if signed by all registered owners of the account. The transaction will receive the price of the last business day of the month.

SHARE PRICE

     CLASS B SHARES. Class B shares are offered for sale at net asset value without a front-end sales charge. Class B shares repurchased within four years of purchase are subject to an Early Withdrawal Charge at the rates set forth in the table below. See "How to Buy Fund Shares--Early Withdrawal Charge."

     First Year ........................................................    3.0%
     Second Year .......................................................    2.5%
     Third Year ........................................................    2.0%
     Fourth Year .......................................................    1.0%
     After Fourth Year .................................................    0.0%

     The Early Withdrawal Charge may be waived on certain repurchases of shares. See "How to Buy Fund Shares--Waiver of Early Withdrawal Charge."

     CLASS C SHARES. Class C shares are offered for sale at net asset value without a front-end sales charge. Class C shares are subject to an Early Withdrawal Charge of 1% during the first year after purchase. See "How to Buy Fund Shares--Early Withdrawal Charge."

     The Early Withdrawal Charge may be waived on certain repurchases of shares. See "How to Buy Fund Shares--Waiver of Early Withdrawal Charge."

     CLASS D SHARES. Class D shares are offered for sale at net asset value without a front-end sales charge and no Early Withdrawal Charge. Class D shares are only available to investors participating in a fee based investment advisory program (such as a "wrap" program) or agency commission programs offered by investment advisers and financial planners that have a special agreement with the Distributor or CypressTree Investors.

EARLY WITHDRAWAL CHARGE

     The Early Withdrawal Charge is assessed on an amount equal to the lesser of the net asset value at repurchase or the initial purchase price of the shares being repurchased. Solely for purposes of determining the amount of time from the purchase of shares until repurchase, all orders accepted during a month are aggregated and deemed to have been made on the last business day of that month.

     In determining the amount of the Early Withdrawal Charge that may be applicable to a repurchase, any shares in the shareholder's account that may be repurchased without charge will be assumed to be repurchased before those subject to a charge. In addition, if the Early Withdrawal Charge is determined to be applicable to repurchased shares, it will be assumed that shares held for the longest duration are repurchased first. No Early Withdrawal Charge is imposed on (a) amounts representing increases in the net asset value per share; or (b) shares acquired through reinvestment of income dividends or capital gains distributions.

WAIVER OF EARLY WITHDRAWAL CHARGE

     QUALIFIED RETIREMENT PLANS. The Early Withdrawal Charge may be waived in connection with repurchases from qualified retirement plans where AIG Federal Savings Bank (doing business as SunAmerica Trust Company) serves as a fiduciary in the case of (a) death or disability (as defined in section 72(m)(7) of the Code, as amended from time to time) of the participant in the retirement plan,
(b) required minimum distributions from the retirement plan due to attainment of age 701/2, (c) tax-free return of an excess contribution to the retirement plan,
(d) retirement of the participant in the retirement plan, (e) a loan from the retirement plan (repayment of a loan, however, will constitute a new sale for the purposes of assessing Early Withdrawal Charge), (f) termination of employment of the participant in the plan (excluding, however, a partial or other termination of the retirement plan), and (g) the plan participant obtaining age 591/2.

     CERTAIN QUALIFIED PURCHASERS. The Early Withdrawal Charge will be waived for Class B and Class C Shares purchased by the following:

     (a) directors and officers of the Fund, and their immediate families (immediate family means the spouse, children, mother or father);

     (b) full-time employees and registered representatives of broker-dealers having Selling Agreements with the Distributor ("Selling Broker"), and their immediate families (and any trust, pension, profit sharing or other benefit plan for the benefit of such persons);

     (c) full-time employees of a bank, savings and loan, credit union or other financial institution that uses a Selling Broker to clear purchases of Fund shares, and their immediate families;


     (d) AIG SAAMCo, AIGGIC and any of their affiliates, and any director, officer, full-time employee or sales representatives of these entities, and their immediate families (or any trust, pension, profit sharing or other benefit plan for the benefit of such persons);


     (e) shareholders of other investment companies who invest in the Fund in response to certain promotional activities; and

     (f) investors whose purchase represents the proceeds from the redemption, within the preceding 60 days, of shares of any other load mutual fund (i.e., a mutual fund that deducts a sales charge from purchase payments or a contingent deferred sales charge upon redemption). When making a purchase pursuant to this provision, the selling dealer must so indicate on the Account Application. Only the initial purchase of shares is eligible for the waiver. All subsequent purchases will be subject to the Early Withdrawal Charge.

     We will waive the Early Withdrawal Charge for selling dealers which include the Class C share in "wrap fee programs" (i.e., advisory programs where the client is charged a specific fee not based directly upon transactions in the clients account for investment advisory services and execution of transactions). The selling dealer must indicate the wrap fee account use on the Account Application.

     OTHER WAIVERS. The Early Withdrawal Charge may be waived in connection with
(a) repurchases made within one year of the shareholder's death or becoming legally disabled (individual and spousal joint tenancy accounts only), (b) repurchases effected pursuant to the Fund's right to liquidate a shareholder's account if the aggregate net asset value of the shares held in the account is less than any applicable minimum account size.

     REINSTATEMENT PRIVILEGE. If you sell shares of a Fund, within one year after the sale, you may invest some or all of the proceeds of the sale in the same share class of the Fund without a sales charge. A shareholder may use the reinstatement privilege only one time after selling such shares. If you paid an Early Withdrawal Charge when you sold your shares, we will credit your account with the dollar amount of the Early Withdrawal Charge at the time of sale. This may impact the amount of gain or loss recognized on the previous sale for tax purposes. All accounts involved must be registered in the same name(s).

DISTRIBUTION EXPENSES

     In addition to the Early Withdrawal Charge that may apply on repurchases of Class B and Class C shares, each class of shares is authorized under the Distribution Plan applicable to that class of shares (the "Class B Plan" and the "Class C Plan," and collectively, the "Plans") to use the assets attributable to that class of shares of the Fund to finance certain activities relating to the distribution of shares to investors. The Plans are "compensation" plans providing for the payment of a fixed percentage of average net assets to finance distribution expenses. The Plans allow for the payment by each class of shares of the Fund of a monthly distribution and service fee to the Distributor, as principal underwriter for the Fund. Portions of the fees described below are used to provide payments to the Distributor, to promotional agents, to brokers, dealers or financial institutions (collectively, "Selling Agents") and to service organizations for ongoing account services to shareholders and are similar to "service fees" as defined in Rule 2830(b)(9) of the Rules of Conduct of the NASD.

     Payments under the Plans are used primarily to compensate the Distributor for distribution services provided by it in connection with the offering and sale of the applicable class of shares, and related expenses incurred, including payments by the Distributor to compensate or reimburse Selling Agents for sales support services provided and related expenses incurred by Selling Agents. These services and expenses may include the development, formulation and implementation of marketing and promotional activities, the preparation, printing and distribution of prospectuses and reports to recipients other than existing shareholders, the preparation, printing and distribution of sales literature, expenditures for support services such as telephone facilities and expenses and shareholder services as the Fund may reasonably request, provision to the Fund of such information, analyses and opinions with respect to marketing and promotional activities as the Fund may, from time to time, reasonably request, commissions, incentive compensation or other compensation to, and expenses of, account executive or other employees of the Distributor or Selling Agents, attributable to distribution or sales support activities respectively, overhead and other office expenses of the Distributor or Selling Agents and any other costs and expenses relating to distribution or sales support activities. The Distributor may pay Selling Agents directly and may provide directly the distribution services described above.

     The Distributor currently pays a trail commission to securities dealers with respect to accounts that those dealers continue to service as follows:
Class B shares--0% in the first year, 0.10% in the second year, 0.15% in the third year, and 0.20% in the fourth year and 0.25% annually each year after the fourth year; and Class C shares--0.75% annually (percentages are of net asset value). Trail commissions commence the 13th month after purchase. The trail commission payable following conversion of Class B and Old Class C shares to Class A shares will be in the amount of 0.25% annually.

     In the case of sales of Class B shares, the Distributor will pay each dealer a fee of 2.5% of the amount of Class B shares purchased as a commission or transaction fee. In the case of sales of Class C shares, the Distributor will pay each securities dealer a fee of 1.00% of the purchase price of Class C shares purchased through the securities dealer as a commission or transaction fee.

     The distribution and service fees attributable to the Class B and Class C shares are designed to permit an investor to purchase shares without the assessment of a front-end sales charge, and, with respect to the Class C shares, with the assessment of an Early Withdrawal Charge in the first year only, and at the same time permit the Distributor to compensate securities dealers with respect to those sales.


     The Distributor is authorized by each Plan to retain any excess of the fees it receives under the Plan over its payments to selected dealers and its expenses incurred in connection with providing distribution services. Thus, payments under a Plan may result in a profit to the Distributor. Payments made under the Plans are subject to quarterly review by the Directors and the Plans are subject to annual review and approval by the Directors. In 2005, the Distributor received $878 for the distribution of Class A, $200,277 for the distribution of Class B shares and $1,267,042 for the distribution of Class C shares. This amount is inclusive of expense reimbursements. Absent such reimbursements, the Fund is authorized to pay up to .50% of average daily net assets for Class B and Class C shares.


     In adopting the Plans, the Directors determined that the adoption of the Plans is in the best interests of the Fund and its shareholders, that there is a reasonable likelihood that the Plans will benefit the Fund and its shareholders, and that the Plans are essential to, and an integral part of, the Fund's program for financing the sale of shares to the public.

     The Distributor is a broker/dealer registered under the Securities Exchange Act of 1934, as amended (the "1934 Act") and is a member of the NASD. The Distributor's address is Harborside Financial Center, 3200 Plaza 5, Jersey City, NJ 07311-4992.

     The Fund will indemnify and hold harmless the Distributor and each person, if any, who controls the Distributor within the meaning of the 1940 Act against any losses, claims, damages or liabilities to which the Distributor or such controlling person may become subject, under the 1940 Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, Prospectus or Statement of Additional Information or any other written sales material prepared by the Fund. The Distributor shall be liable for any error of judgment or mistake of law or for any loss suffered by the Fund resulting from willful misfeasance, bad faith or gross negligence, in the performance of its duties.

SUSPENSION OF SALES

     From time to time the Fund may suspend the continuous offering of its shares in response to market conditions in the securities markets or otherwise, and may later resume the continuous offering. During any such suspension, shareholders who reinvest their distributions in additional shares will be permitted to continue reinvestments, and the Fund may permit tax sheltered retirement plans that own shares to purchase additional shares of the Fund. The Fund may refuse any order for the purchase of shares.

     The  Fund  is  not  an   appropriate   investment  for  investors  who  are
market-timers. Investors who engage in excessive in-and-out trading activity generate additional costs that are borne by all of the Fund's shareholders. To minimize these costs, which reduce the ultimate returns achieved by all shareholders, the Fund reserves the right to reject any purchase orders from investors identified as market-timers.

CONSIDERATIONS FOR RETIREMENT PLAN INVESTORS

     Retirement plan investors should be aware of certain features of the Fund that may affect their decision as to whether the Fund is an appropriate investment for the retirement plan. Unlike shares of an open-end mutual fund, Fund shares are not redeemable on each day that the Fund is open for business; and unlike traditional closed end funds, shares of the Fund do not trade on any exchange and thus cannot readily be sold. Although the Fund has adopted a policy of Monthly Repurchase Offers, these Repurchase Offers may not provide shareholders with the degree of liquidity they desire or may require for tax purposes. Even during a Repurchase Offer, a shareholder may not be able to have all of the shares it wishes to tender be repurchased by the Fund. Moreover, shares repurchased may be subject to the Early Withdrawal Charge.

     The features described above could result in a retirement plan paying an Early Withdrawal Charge and/or not being able to comply with mandatory distribution requirements. Accordingly, retirement plan investors may wish to limit the percentage of plan assets that are invested in the Fund.

     The Fund does not monitor retirement plan requirements for any investor. Please consult your legal, tax or retirement plan specialist before choosing a retirement plan or electing to invest in the Fund through a retirement plan. Your investment representative or advisor can help you make investment decisions within your plan.

--------------------------------------------------------------------------------
                              SHAREHOLDER SERVICES
--------------------------------------------------------------------------------

     For additional information on any of the programs described in the following sections, you should contact the Fund or eligible securities dealers.

AUTOMATIC INVESTMENT PLAN

     Shareholders who open an account who wish to make subsequent monthly investments in the Fund may establish an Automatic Investment Plan as part of the initial Application or subsequently by submitting a Supplemental Account Application. The frequency with which the investments occur is specified by the shareholder. Participation in the Automatic Investment Plan may be discontinued at any time by the shareholder, or if a debit is not honored.

TRANSFER OF SHARES

     Shareholders may transfer Fund shares to family members and others at any time without an Early Withdrawal Charge being imposed at that time. Shareholders should consult their tax adviser concerning transfers.

TELEPHONE TRANSACTIONS

     Shareholders are not permitted to request exchanges and/or repurchases by telephone.

PAYMENT

     Payment for shares repurchased will be made by federal wire or by mail as specified by the shareholder. Payment will normally be sent on the business day following the date of receipt of the request. Payment by wire to the shareholder's bank account must be in amounts of $1,000 or more. The Fund will assess a charge of $15 for wire transfers and banks may also assess charges for the transaction. Payments by mail may only be sent to an account address of record and may only be payable to the registered owner(s), unless the request is signature guaranteed.

     Most shares are kept in book entry form. If you wish to have certificates for your shares, please call Shareholder Services at 1-800-858-8850, for further information. You may sell or exchange certificated shares only by returning the certificates to the Funds, along with a letter of instruction and a medallion guarantee. The Funds do not issue certificates for fractional shares.

HOW TO OBTAIN INVESTMENT INFORMATION

ACCOUNT MAILINGS:

     ACCOUNT STATEMENTS. Generally, account statements are mailed to dealers and shareholders on a quarterly basis.

     TRANSACTION   CONFIRMATIONS.   Generally,   you  will  receive  an  account
confirmation:

     o After every transaction that affects your account balance (except a dividend reinvestment, automatic purchase, automatic redemption or systematic exchange).

     o After any changes of name or address of the registered owner(s), or after certain account option changes.

     IRS TAX FORMS. Every year you should also receive, if applicable, an IRS Form 1099 tax information statement, mailed by January 31st.

     These mailings apply to accounts opened through the Fund. Accounts opened through a broker/dealer firm will receive statements from that financial institution.

     PROSPECTUSES, ANNUAL, AND SEMI-ANNUAL REPORTS. As an alternative to regular mail, you may elect to receive these reports via electronic delivery. To enroll for this option, visit our website at WWW.SUNAMERICAFUNDS.COM, and select the "Go Paperless" hyperlink. (Note: this option is only available to accounts opened through the Fund.)

--------------------------------------------------------------------------------
                                  DISTRIBUTIONS
--------------------------------------------------------------------------------

     The Fund generally distributes most or all of its net earnings in the form of dividends. Income dividends, if any, are declared daily and paid monthly. Capital gains distributions, if any, are paid at least annually by the Fund.

     Your dividends and distributions, if any, will be automatically reinvested in additional shares of the same Fund and share class on which they were paid, unless you elect in writing, not less than five business days prior to the payment date, to receive amounts in excess of $10 in cash. Alternatively, dividends and distributions may be reinvested in any fund distributed by AIG SunAmerica Capital Services, Inc. or, you may receive amounts in excess of $10.00 in cash if you elect in writing not less than 5 business days prior to the payment date. You will need to complete the relevant part of the Account Application to elect one of these other options. For existing accounts, contact your broker or financial advisor or call Shareholder Services at 1-800-858-8850 to change dividend and distribution payment options.


--------------------------------------------------------------------------------
                                      TAXES
--------------------------------------------------------------------------------

     The Fund intends to satisfy those requirements relating to the sources of its income, the distribution of its income, and the diversification of its assets necessary to qualify for the special tax treatment afforded to regulated investment companies under the Code. In any taxable year in which it so qualifies, the Fund will not be liable for federal income or excise taxes to the extent that it timely distributes its net investment income and net realized capital gains to shareholders in accordance with the timing requirements imposed by the Code. (For a detailed discussion of tax issues pertaining to the Fund, see "Taxes" in the Statement of Additional Information.)

     Distributions paid by the Fund from its ordinary income or from an excess of net short-term capital gain over net long-term capital loss will be treated as ordinary income in the hands of the shareholders to the extent of the Fund's earnings and profits. (Any such distributions in excess of the Fund's earnings and profits first will reduce a shareholder's basis in his or her shares and, after that basis is reduced to zero, will constitute capital gains to the shareholder, assuming the shares are held as a capital asset.) Distributions, if any, from the excess of net long-term capital gain over net short-term capital loss and designated as capital gain dividends are taxable to shareholders as long-term capital gain, regardless of the length of time the shares of the Fund have been held by such shareholders and will generally be subject to a maximum federal tax rate of 20%. Distributions will be taxed as described above, whether received by the shareholders in cash or in additional shares. It is not expected that any portion of distributions will be eligible for the corporate dividends-received deduction.

     Not later than 60 days after the close of the calendar year, the Fund will provide its shareholders with a written notice designating the amounts of any ordinary income dividends or capital gain dividends. If the Fund pays a dividend in January that was declared in the previous October, November or December to shareholders of record on a specified date in one of those months, then such dividend will be treated for tax purposes as being paid by the Fund and received by its shareholders on December 31 of the earlier year in which the dividend was declared.

     A holder of Fund shares who, pursuant to a Repurchase Offer, tenders all of his or her Fund shares (and any Fund shares the holder is considered to own pursuant to attribution rules contained in the Code) may realize a taxable gain or loss depending upon the shareholder's basis in the shares. Such gain or loss realized on the disposition of shares (whether pursuant to a Repurchase Offer or in connection with a sale or other taxable disposition of shares in a secondary market) generally will be treated as long-term capital gain or loss if the shares have been held as a capital asset for more than one year and as short-term capital gain or loss if held as a capital asset for one year or less. If Fund shares are sold at a loss after being held for six months or less, the loss will be treated as long-term--instead of short-term--capital loss to the extent of any capital gain distributions received on those shares. All or a portion of any loss realized on a sale or exchange of shares of the Fund will be disallowed if the shareholder acquires other Fund shares within 30 days before or after the disposition. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss.

     Different tax consequences may apply to tendering shareholders other than fully-tendering shareholders described in the previous paragraph and to non-tendering shareholders in connection with a Repurchase Offer. For example, if a shareholder tenders fewer than all shares owned by or attributed to him or her, the proceeds received could be treated as a taxable dividend, a return of capital, or capital gain depending on the portion of shares tendered, the Fund's earnings and profits, and the shareholder's basis in the tendered shares. Moreover, when a shareholder tenders fewer than all shares owned pursuant to a Repurchase Offer, there is a risk that non-tendering shareholders may be considered to have received a deemed distribution that is taxable to them in whole or in part. Shareholders should consult their tax advisors regarding any of these issues.

     The Fund has obtained an opinion of counsel (the "Opinion") (which opinion is not binding on the Internal Revenue Service) concluding that shareholders will not recognize gain or loss upon the conversion of Class B or

Class C shares into Class A shares. The Opinion also concludes that a shareholder's basis in Class A shares received will equal his basis in the shares surrendered, and that the shareholder's holding period for the shares received will include his holding period for the shares surrendered.


     The Fund must withhold 28% from distributions and repurchase payments, if any, payable to any individuals and certain other noncorporate shareholders who have not furnished to the Fund a correct taxpayer identification number ("TIN") or a properly completed claim for exemption on Form W-8 or W-9, or who are otherwise subject to such "backup withholding." When establishing an account, an investor must certify under penalties of perjury that the investor's TIN (generally, his or her social security number) is correct and that the investor is not otherwise subject to backup withholding.


     Nonresident alien individuals, foreign corporations and certain other foreign entities generally will be subject to a U.S. withholding tax at a rate of 30% (or lower treaty rate) on distributions from ordinary income and from the excess of net short-term capital gain over net long-term capital loss. Distributions to such shareholders from the excess of net long-term capital gain over net short-term capital loss and any amount treated as gain from the sale or other disposition of shares of the Fund generally will not be subject to U.S. taxation, provided that the shareholder has certified nonresident alien status. Different U.S. tax consequences may result if the shareholder is engaged in a trade or business in the United States or is present in the United States for specified periods of time during a taxable year. Foreign shareholders should consult their tax advisers regarding the U.S. and foreign tax consequences of an investment in the Fund.

     The discussion contained in this section is a general and abbreviated summary of certain federal tax considerations affecting the Fund and its shareholders, and is not intended as tax advice or to address a shareholder's particular circumstances. This discussion does not address non-federal tax consequences, or the special tax rules applicable to certain classes of investors, such as retirement plans, tax-exempt entities, insurance companies and financial institutions. For further information, reference should be made to the pertinent sections of the Code and the regulations promulgated or proposed thereunder, which are subject to change by legislative, judicial, or administrative action, either prospectively or retroactively. Investors are urged to consult their tax advisors regarding specific questions as to federal, state, local, or foreign taxes. The Fund does not provide any guarantee regarding the tax consequences of investing in the Fund.

--------------------------------------------------------------------------------
                              DESCRIPTION OF SHARES
--------------------------------------------------------------------------------

     The Fund is a corporation organized under Maryland law. The Fund was incorporated on March 6, 1998. The Fund's Board of Directors is responsible for the overall management and supervision of its affairs.

     The Fund is authorized to issue 1 billion shares of common stock $0.01 par value per share. These shares are currently divided into four classes of shares, designated as Class A, Class B, Class C and Class D shares. All shares of common stock have equal voting rights (except as described below with respect to matters specifically affecting a class of shares) and have no preemptive or conversion rights (other than the automatic conversion rights of Class B and Old Class C Shares to convert to Class A shares under the Multiple Pricing System.) The per-share net asset value of each class of shares is calculated separately and may differ as between classes as a result of the differences in distribution and service fees payable by the classes and the allocation of certain incremental class-specific expenses to the appropriate class to which such expenses apply.

     All shares of the Fund have equal voting rights and will be voted in the aggregate, and not by class, except where voting by class is required by law, or where the matter involved affects only one class (for example matters pertaining to the plan of distribution relating to Class B shares will only be voted on by Class B shares). In accordance with the Fund's Articles of Incorporation, the Board of Directors may classify and reclassify unissued shares and may authorize the creation of additional classes of shares with such preferences, privileges, limitations and voting and dividend rights as the Board may determine.

     Each share of each class of common stock is equal as to earnings, assets and voting privileges, except as noted above, and each class bears the expenses related to the distribution of its shares. In the event of liquidation, each share of common stock of the Fund is entitled to its portion of all the Fund's assets after all debts and expenses of the Fund have been paid. The Fund's shares do not have cumulative voting rights for the election of directors.

     The Fund does not intend to hold annual meetings of shareholders unless otherwise required by law. The Fund will not be required to hold meetings of shareholders unless, for example, the election of directors is required to be acted on by shareholders under the 1940 Act.


     The following table sets forth information for each class of the Fund's authorized securities, as of December 31, 2005;

        (1)                     (2)                (3)                  (4)
                                                                       SHARES
                                                                     OUTSTANDING
                                               SHARES HELD BY       EXCLUSIVE OF
                                            REGISTRANT OR FOR ITS   AMOUNT SHOWN
TITLE OF CLASS           SHARES AUTHORIZED        ACCOUNT              UNDER
--------------           ------------------ ---------------------   ------------
Class A .............    300,000,000 shares         None                  42,748
Class B .............    300,000,000 shares         None               2,682,336
Class C .............    300,000,000 shares         None              16,467,440
Class D .............    100,000,000 shares         None               2,465,758


     The Fund's Articles of Incorporation generally may not be amended without the affirmative vote of a majority of the outstanding shares of the Fund (or such greater vote as is described below under "Anti-Takeover Provisions"). The Fund will continue indefinitely.

ANTI-TAKEOVER PROVISIONS

     The Fund has certain anti-takeover provisions in its Articles of Incorporation that are intended to limit, and could have the effect of limiting, the ability of other entities or persons to acquire control of the Fund, to cause the Fund to engage in certain transactions, or to modify the Fund's structure.

     The affirmative vote or consent of the holders of two-thirds of the Fund's capital stock outstanding and entitled to vote on the matter (a greater percentage of votes than that required by the 1940 Act), is required to authorize the conversion of the Fund from a closed-end to an open-end investment company. However, if two-thirds of the Board of Directors recommends conversion, the approval by vote of the holders of a majority of the outstanding shares entitled to vote on the matter will be sufficient. This provision of the Fund's Articles of Incorporation may not be amended without the affirmative vote or consent of two-thirds of the Fund's outstanding shares of capital stock.

     The affirmative vote or consent of the holders of at least three-fourths of the Fund's shares of capital stock outstanding and entitled to vote on the matter is required to approve any of the following Fund transactions (the "Transactions"):
     (a) merger, consolidation, or statutory share exchange with or into any person;

     (b) issuance of any Fund securities to any person for cash, securities, or other property having a fair market value of $1,000,000 or more, except for issuance or transfers of debt securities, sales of securities in connection with a public offering, issuance of securities pursuant to a dividend reinvestment plan, issuance of securities on the exercise of any stock subscription rights distributed by the Fund, and portfolio transactions effected in the ordinary course of business;

     (c) sale, lease, exchange, mortgage, pledge, transfer, or other disposition by the Fund of any assets having an aggregate fair market value of $1,000,000 or more, except for portfolio transactions conducted in the ordinary course of business;

     (d)  voluntary  liquidation  or dissolution of the Fund, or an amendment to
          the  Fund's  Articles  of   Incorporation   to  terminate  the  Fund's
          existence; or

     (e) unless federal law requires a lesser vote, any shareholder proposal as to specific investment decisions made or to be made with respect to the Fund's assets as to which shareholder approval is required under Maryland or federal law.

     In addition, in the case of a Transaction listed in (a), (b) or (c) above, the affirmative vote or consent of the holders of at least two-thirds of the Fund's shares of capital stock outstanding and entitled to vote on the matter, excluding votes entitled to be cast by the person (or an affiliate of the person) who is a party to the Transaction with the Fund, is required.

     However, the shareholder votes mentioned above will not be required with respect to any Transaction (other than those set forth in (e) above) approved by a vote of three-fourths of the Continuing Directors, including a majority of the Continuing Directors (as defined in the Articles of Incorporation) who are not "interested persons" of the Fund, as that term is defined in the 1940 Act. In that case, if Maryland law requires shareholder approval, the affirmative vote of a majority of the shares of capital stock of the Fund outstanding and entitled to vote on the matter is required.

     The provisions of the Fund's Articles of Incorporation described in this section relating to approval of Transactions may not be amended without the affirmative vote or consent of three-fourths of the Fund's outstanding shares of capital stock. For the full text of these provisions, see the Articles of Incorporation on file with the Commission.

     The provisions described in this section will make it more difficult to convert the Fund to an open-end investment company and to consummate the Transactions without the approval of the Board of Directors. These provisions could have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices (in the event that a secondary market for the Fund shares develops) by discouraging a third party from seeking to obtain control of the Fund in a tender offer or similar transaction. However, the Board of Directors has considered these anti-takeover provisions and believes that they are in the shareholders' best interests and benefit shareholders by providing the advantage of potentially requiring persons seeking control of the Fund to negotiate with its management regarding the price to be paid to shareholders.

--------------------------------------------------------------------------------
                             REPORTS TO SHAREHOLDERS
--------------------------------------------------------------------------------


     The Fund will send semi-annual and annual reports to its shareholders. These reports will include financial statements which, in the case of the annual reports, will be audited by the Fund's independent registered public accounting firm. The Fund will provide shareholders with information necessary to prepare federal and state tax returns shortly after the end of each calendar year.


     To reduce expenses and to note our concern for the environment, we may deliver a single copy of most financial reports, proxy and information statements and prospectuses to investors who share an address, even if the accounts are registered under different names. If you would like to receive separate mailings, please call us and we will begin individual delivery within 30 days. In most cases, we also will deliver account statements for all the investors in a household in a single envelope.


--------------------------------------------------------------------------------
              STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS
--------------------------------------------------------------------------------

The Fund ..................................................................    3
Investment Restrictions and Fundamental Policies ..........................    3
Repurchase Offer Fundamental Policy .......................................    6
Management ................................................................    6
Directors and Officers of the Fund ........................................    7
Advisory, Administration and Distribution Services ........................   16
Portfolio Transactions ....................................................   23
Custodian .................................................................   26
Proxy Voting Policies and Procedures ......................................   27
Disclosure of Portfolio Holdings Policies and Procedures ..................   29
Transfer Agent ............................................................   33
Waiver of Early Withdrawal Charges ........................................   33
Liquidity Requirements ....................................................   34
Taxes .....................................................................   34
Performance Information ...................................................   39
Indemnification ...........................................................   40
Independent Accountants and Financial Statements ..........................   41
Other Information .........................................................   41
Appendix A - Description of Ratings .......................................   42

--------------------------------------------------------------------------------
                              FOR MORE INFORMATION
--------------------------------------------------------------------------------

The following documents contain more information about the Fund and are available free of charge upon request:

     ANNUAL AND SEMI-ANNUAL REPORTS. Contain financial statements, performance data and information on portfolio holdings. The annual reports also contain a written analysis of market conditions and investment strategies that significantly affected the Fund's performance during the last applicable period.

     STATEMENT OF ADDITIONAL INFORMATION (SAI). Contains additional information about the Fund's policies, investment restrictions and business structure. This prospectus incorporates the SAI by reference, which means it is legally part of this document. You may obtain copies of these documents or ask questions about the Fund by contacting AIG SunAmerica Fund Services, Inc. at 1-800-858-8850, by visiting our website at www.sunamericafunds.com or by calling your broker or financial advisor.

Information about the Fund (including the SAI) can be reviewed and copied at the Public Reference Room of the Securities and Exchange Commission, Washington, D.C. Call 1-202-942-8090 for information on the operation of the Public Reference Room. Information about the Fund is also available on the Securities and Exchange Commission's website at http://www.sec.gov and copies may be obtained upon payment of a duplicating fee by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the Public Reference Section of the Securities and Exchange Commission, Washington, D.C. 20549-0102.

You should rely only on the information contained in this prospectus. No one is authorized to provide you with any different information.


DISTRIBUTOR: AIG SunAmerica Capital Services, Inc.

INVESTMENT COMPANY ACT
File No. 811-8727

[AIG SUNAMERICA MUTUAL FUNDS LOGO]


--------------------------------------------------------------------------------















--------------------------------------------------------------------------------



DISTRIBUTED BY:
AIG SUNAMERICA CAPITAL SERVICES, INC.

Investors should carefully consider the investment objectives, risks, charges and expenses of any mutual fund distributed by AIG SunAmerica Capital Services, Inc. before investing. This and other important information is contained in the prospectus, which can be obtained from your financial adviser or from the AIG SunAmerica Sales Desk at 800-858-8850, ext. 6003. Read the prospectus carefully before you invest.

www.sunamericafunds.com

SFPRO-4/05

                       STATEMENT OF ADDITIONAL INFORMATION


                                   MAY 1, 2006
                   SUNAMERICA SENIOR FLOATING RATE FUND, INC.


                           Harborside Financial Center
                                  3200 Plaza 5
                       Jersey City, New Jersey 07311-4992


         THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND IS AUTHORIZED FOR DISTRIBUTION TO PROSPECTIVE INVESTORS ONLY IF PRECEDED OR ACCOMPANIED BY THE PROSPECTUS OF SUNAMERICA SENIOR FLOATING RATE FUND, INC. (THE "FUND") DATED May 1, 2006, AS SUPPLEMENTED FROM TIME TO TIME. IN ADDITION, THE FUND'S FINANCIAL STATEMENTS APPEARING IN THE FUND'S DECEMBER 31, 2005 ANNUAL REPORT ARE INCORPORATED HEREIN BY REFERENCE. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS. COPIES OF THE PROSPECTUS AND ANNUAL REPORT MAY BE OBTAINED WITHOUT CHARGE BY CONTACTING THE FUND AT (800) 858-8850.


         UNLESS OTHERWISE NOTED, CAPITALIZED TERMS HAVE THE SAME MEANING AS USED IN THE PROSPECTUS.

                                TABLE OF CONTENTS


THE FUND.......................................................................3

INVESTMENT RESTRICTIONS AND FUNDAMENTAL POLICIES...............................3

REPURCHASE OFFER FUNDAMENTAL POLICY............................................6

MANAGEMENT.....................................................................6

DIRECTORS AND OFFICERS OF THE FUND.............................................7

ADVISORY, ADMINISTRATION AND DISTRIBUTION SERVICES............................16

PORTFOLIO TRANSACTIONS........................................................23

CUSTODIAN.....................................................................26

PROXY VOTING POLICIES AND PROCEDURES..........................................27

DISCLOSURE OF PORTFOLIO HOLDINGS POLICIES AND PROCEDURES......................29

TRANSFER AGENT................................................................33

WAIVER OF EARLY WITHDRAWAL CHARGES............................................33

LIQUIDITY REQUIREMENTS........................................................34

TAXES.........................................................................34

PERFORMANCE INFORMATION.......................................................39

INDEMNIFICATION...............................................................40

INDEPENDENT ACCOUNTANTS AND FINANCIAL STATEMENTS..............................41

OTHER INFORMATION.............................................................41

APPENDIX A - DESCRIPTION OF RATINGS ..........................................42

                                    THE FUND

         SunAmerica Senior Floating Rate Fund, Inc. (the "Fund") is a closed-end, non-diversified management investment company organized in Maryland in 1998 that continuously offers its shares to the public. The Fund will conduct monthly repurchase offers for its shares. The Fund's principal office is located at Harborside Financial Center, 3200 Plaza 5, Jersey City, NJ 07311. Capitalized terms used in this Statement of Additional Information and not otherwise defined herein have the meanings given them in the Fund's Prospectus.


         On August 29, 2001, American International Group, Inc. ("AIG"), a Delaware corporation, acquired American General Corp. (the "Merger") and
American General Asset Management Corp. ("AGAM") and American General Funds Distributors, Inc. ("AGFD") became subsidiaries of AIG. Since AIG SunAmerica Asset Management Corp. ("AIG SunAmerica" or the "Adviser") is also a subsidiary of AIG, in order to facilitate restructuring and eliminate duplication of functions, which became apparent in the Merger, pursuant to approval by shareholders on October 19, 2001, AIG SunAmerica replaced AGAM as the manager to the Fund on November 16, 2001. Also as part of this restructuring, the Fund's name changed from the North American Senior Floating Rate Fund to the SunAmerica Senior Floating Rate Fund.

         Effective November 16, 2001, AIG SunAmerica became manager for the Fund, pursuant to approval by the Fund's shareholders. Previously, AGAM had served as the Fund's manager. Effective January 1, 2005, AIG Global Investment Corp. ("AIGGIC") became the Fund's subadviser. Previously, Stanfield Capital Partners LLC ("Stanfield") had been the Fund's subadviser since June 1, 2001. Previously, CypressTree Investment Management Company, Inc. ("CIMCO") had been subadviser to the Fund. Also effective November 16, 2001, AIG SunAmerica Capital Services, Inc. ("AIG SACS"), an affiliate of AIG SunAmerica, became principal underwriter and distributor for the Fund. Previously, AGFD served as principal underwriter and distributor for the Fund.


                INVESTMENT RESTRICTIONS AND FUNDAMENTAL POLICIES

         The following fundamental policies cannot be changed without the approval of the holders of a majority of the Fund's outstanding voting securities. In accordance with the requirements of the Investment Company Act of 1940, as amended (the "1940 Act") "a majority of the Fund's outstanding voting securities" means the lesser of either: (a) the vote of 67 percent or more of the voting securities present at the annual or a special meeting of the Fund's shareholders, if the holders of more than 50 percent of the Fund's outstanding voting securities are present or represented by proxy; or (b) the vote of more than 50 percent of the Fund's outstanding voting securities. The Fund may not:

         (a) Borrow money or issue senior securities, except as permitted by the 1940 Act;

         (b) Invest more than 25% of the Fund's total assets (taken at current value) in the securities of Borrowers and other issuers having their principal business activities in the same industry (the electric, gas, water and telephone utility industries being treated as separate industries for the purpose of this restriction); provided that (i) there is no limitation on purchasing securities the issuer of which is deemed to be in the financial institutions industry, which includes commercial banks, thrift institutions, insurance companies and finance companies and (ii) there is no limitation with respect to obligations issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities;

         (c) Make loans to other persons, except that the Fund may (i) acquire Loans, debt securities and other obligations in which the Fund is authorized to invest in accordance with its investment objective and policies, (ii) enter into repurchase agreements, and (iii) lend its portfolio securities;

         (d) Underwrite securities issued by other persons, except insofar as it may be deemed technically to be an underwriter under the Securities Act of 1933 in selling or disposing of an investment;

         (e) Purchase securities on margin (but the Fund may obtain such short-term credits as may be necessary for the clearance of purchases and sales of securities). The purchase of Loans, securities or other investment assets with the proceeds of a permitted borrowing or securities offering will not be deemed to be the purchase of securities on margin;

         (f) Purchase or sell real estate, although it may purchase and sell securities secured by interests in real estate and securities of issuers that invest or deal in real estate; provided that the Fund reserves the freedom of action to hold and to sell real estate acquired as a result of the ownership of securities; or

         (g) Purchase or sell physical commodities or contracts for the purchase or sale of physical commodities. Physical commodities do not include futures contracts with respect to securities, securities indices or other financial instruments.

         The Fund has adopted the following nonfundamental investment policies which may be changed by the Fund's Board of Directors without shareholder approval. As a matter of nonfundamental policy, the Fund may not:

         (a) make short sales of securities or maintain a short position, unless at all times when a short position is open the Fund either owns an equal amount of such securities or owns securities convertible into or exchangeable for, without payment of any further consideration, securities of the same issuer as, and equal in amount to, the securities sold short, and in any event only to the extent that no more than 5% of its net assets are committed to short sales;

         (b)      purchase  oil,  gas  or  other  mineral   leases  or  purchase
                  partnership interests in oil, gas or other mineral exploration or development programs;

         (c) invest more than 10% of its total assets (taken at current value) in the securities of issuers that, together with any predecessors, have a record of less than three years continuous operation, except U.S. Government securities, securities of issuers that are rated at least "A" by at least one nationally recognized statistical rating organization, municipal obligations and obligations issued or guaranteed by any foreign government or its agencies or instrumentalities; or

         (d) invest more than 10% of its total assets in Loans of any single Borrower.

         For the purpose of fundamental policies (a) and (e) and nonfundamental investment policy (a), the Fund's arrangements (including escrow, margin and collateral arrangements) with respect to transactions in all types of options and futures contract transactions shall not be considered to be (a) a borrowing of money or the issuance of securities (including senior securities) by the Fund, (b) a pledge of the Fund's assets, (c) the purchase of a security on margin, or (d) a short sale or position.

         The Fund has no present intention of engaging in options or futures transactions, or in short sales, or of issuing preferred shares.

         For the purpose of fundamental policy (b), the Fund will consider all relevant factors in determining who is the issuer of the Loan, including the Borrower's credit quality, the amount and quality of the collateral, the terms of the Loan Agreement and other relevant agreements (including intercreditor agreements), the degree to which the credit of an interpositioned person was deemed material to the decision to purchase the Loan, the interest rate environment, and general economic conditions applicable to the Borrower and an interpositioned person.

         Notwithstanding the Fund's investment policies and restrictions, the Fund may invest all or part of its investable assets in an investment management company with substantially the same investment objective, policies and restrictions as the Fund. This could allow the creation of a "master/feeder" structure in the future.

         If a percentage restriction on investment policies or the investment or use of assets set forth above is adhered to at the time a transaction is effected, later changes in percentage resulting from changing values will not be considered a violation.

                       REPURCHASE OFFER FUNDAMENTAL POLICY

         The Board of Directors has adopted a resolution setting forth the Fund's fundamental policy that it will conduct monthly Repurchase Offers (the "Repurchase Offer Fundamental Policy").

         The Repurchase Offer Fundamental Policy sets the interval between each Repurchase Offer at one month and provides that the Fund shall conduct a Repurchase Offer each month (unless suspended or postponed in accordance with regulatory requirements). The Repurchase Request Date will be on the last business day of the month. The Repurchase Offer Fundamental Policy also provides that the Pricing Date shall occur not later than three business days after the Repurchase Request Date.

         The Repurchase Offer Fundamental Policy only may be changed by a majority vote of the Fund's outstanding voting securities. In accordance with the requirements of the 1940 Act, a "majority of the Fund's outstanding voting securities" means the lesser of either: (a) the vote of 67 percent or more of the voting securities present at the annual or a special meeting of the Fund's shareholders, if the holders of more than 50 percent of the Fund's outstanding voting securities are present or represented by proxy; or (b) the vote of more than 50 percent of the Fund's outstanding voting securities.

                                   MANAGEMENT

         The following table lists the Directors and executive officers of the Fund, their date of birth, current positions held with the Fund, length of time served, principal occupations during the past five years, number of funds overseen within the fund complex and other directorships held outside of the fund complex. The SunAmerica Mutual Funds ("SAMF") consist of SunAmerica Equity Funds, SunAmerica Income Funds, SunAmerica Focused Series, Inc., AIG Series Trust and SunAmerica Money Market Funds, Inc. Unless otherwise noted, the address of each executive officer and Director is Harborside Financial Center, 3200 Plaza 5, Jersey City, New Jersey 07311-4992. Directors who are not deemed to be "interested persons" of the Fund as defined in the 1940 Act are referred to as "Disinterested Directors." Directors who are deemed to be "interested persons" of the Fund are referred to as "Interested Directors."

DIRECTORS AND OFFICERS OF THE FUND


-----------------------------------------------------------------------------------------------------------------------------------
                                              TERM OF
   NAME AND DATE OF           POSITION(S)      OFFICE     PRINCIPAL OCCUPATION        NUMBER OF                    OTHER
        BIRTH                 HELD WITH         AND         DURING THE LAST         PORTFOLIOS IN            DIRECTORSHIPS HELD
                                FUND           LENGTH           5 YEARS                 FUND                    BY DIRECTOR(3)
                                               OF TIME                                 COMPLEX
                                              SERVED(1)                              OVERSEEN BY
                                                                                      DIRECTOR(2)
-----------------------------------------------------------------------------------------------------------------------------------
DISINTERESTED
DIRECTORS

Dr. Judith L. Craven
DOB: October 6, 1945           Director         2001 to        Retired.                   92                Director, A.G. Belo
                                               Present                                                      Corporation (1992 to
                                                                                                            present); Director,
                                                                                                            Sysco Corporation (1996
                                                                                                            to present); Director,
                                                                                                            Luby's, Inc. (1998 to
                                                                                                            present), Director,
                                                                                                            University of Texas
                                                                                                            Board of Regents (May
                                                                                                            2001 to present).
-----------------------------------------------------------------------------------------------------------------------------------
William F. Devin               Director         2001 to        Retired.                                     Member of the Board of
DOB: December 30, 1938                         Present                                     92               Governors, Boston Stock
                                                                                                            Exchange (1985-present).
------------------------------------------------------------------------------------------------------------------------------------


-------------------------------
(1) Directors serve until their successors are duly elected and qualified, subject to the Director's Retirement Plan as discussed on page 11.


(2) The "Fund Complex" consists of all registered investment companies for which the Adviser or an affiliated person of AIG SunAmerica serves as investment adviser. The "Fund Complex" includes the Fund, SunAmerica Money Market Funds, Inc. (2 funds), SunAmerica Equity Funds (10 funds), SunAmerica Income Funds (6 funds), SunAmerica Focused Series, Inc. (17 portfolios), SunAmerica Focused Alpha Growth Fund, Inc. ("FGF") (1
         fund), SunAmerica Focused Alpha Large-Cap Fund, Inc. ("FGI") (1 fund), AIG Series Trust (6 funds), Anchor Series Trust (9 portfolios), the Company (1 fund), VALIC Company I (33 portfolios), VALIC Company II (15 portfolios), SunAmerica Series Trust (32 portfolios) and Seasons Series Trust (24 portfolios).


(3) Directorships of Companies required to report to the Securities and Exchange Commission under the Securities Exchange Act of 1934 (i.e. "public companies") or other investment companies regulated under the 1940 Act (other than those listed under the preceding column).


(4) Mr. Harbeck is considered to be an Interested Director because he serves as President, CEO and Director of AIG SunAmerica and Director of AIG SACS.

-----------------------------------------------------------------------------------------------------------------------------------
                                              TERM OF
   NAME AND DATE OF           POSITION(S)      OFFICE         PRINCIPAL OCCUPATION    NUMBER OF                    OTHER
        BIRTH                 HELD WITH         AND             DURING THE LAST     PORTFOLIOS IN            DIRECTORSHIPS HELD
                                FUND           LENGTH               5 YEARS             FUND                    BY DIRECTOR(3)
                                               OF TIME                                 COMPLEX
                                              SERVED(1)                              OVERSEEN BY
                                                                                      DIRECTOR(2)
-----------------------------------------------------------------------------------------------------------------------------------
Samuel M. Eisenstat            Director         2001 to        Attorney, solo             53                Director, North
DOB: March 7, 1940                             Present         practitioner.                                European Oil Royal Trust
-----------------------------------------------------------------------------------------------------------------------------------
Stephen J. Gutman              Director         2001 to        Associate, Corcoran        53                 None
DOB: May 10, 1943                              Present         Group (Real Estate)
                                                               (2003 to present),
                                                               Partner and Managing
                                                               Member, Beau
                                                               Brummell-Soho LLC
                                                               (licensing of menswear
                                                               specialty retailing
                                                               and other activities)
                                                               (June 1988 to
                                                               present).
-----------------------------------------------------------------------------------------------------------------------------------
William J. Shea                Director        2004 to         President and CEO,         53                 Chairman of the Board,
DOB:  February 9, 1948                         Present         Conseco , Inc.                                Royal and SunAlliance
                                                               (Financial                                    U.S.A., Inc., (March
                                                               Services)(2001 to 2004);                      2005 to present);
                                                               Chairman of the Board of                      Director, Boston
                                                               Centennial Technologies,                      Private Financial
                                                               Inc. (1998 to 2001);                          Holdngs (October 2004
                                                               Vice Chairman, Bank                           to present).
                                                               Boston Corporation (1993
                                                               to 1998)
-----------------------------------------------------------------------------------------------------------------------------------

INTERESTED
DIRECTORS

Peter A. Harbeck
DOB: January 23, 1954 (4)      Director         2001 to        President, CEO and         101                None
                                               Present         Director, AIG SunAmerica
                                                               (August 1995 to
                                                               present); Director,
                                                               AIG SACS (August 1993
                                                               to present). President
                                                               and CEO, AIG Advisor
                                                               Group, Inc. (June 2004
                                                               to Present).
-----------------------------------------------------------------------------------------------------------------------------------
OFFICERS

Vincent Marra                  President        2004 to        Senior Vice President
DOB:  May 28, 1950                              Present        and Chief Operating
                                                               Officer, AIG SunAmerica    N/A                N/A
                                                               (February 2003 to
                                                               Present); Chief
                                                               Administrative
                                                               Officer, Chief
                                                               Operating Officer and
                                                               Chief Financial
                                                               Officer, Carret & Co.
                                                               LLC (June 2002 to
                                                               February 2003);
                                                               President and Chief
                                                               Operating Officer,
                                                               Bowne Digital
                                                               Solutions (1999 to May
                                                               2002)
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                              TERM OF
   NAME AND DATE OF           POSITION(S)      OFFICE        PRINCIPAL OCCUPATION     NUMBER OF                    OTHER
        BIRTH                 HELD WITH         AND            DURING THE LAST      PORTFOLIOS IN            DIRECTORSHIPS HELD
                                FUND           LENGTH              5 YEARS              FUND                    BY DIRECTOR(3)
                                               OF TIME                                 COMPLEX
                                              SERVED(1)                              OVERSEEN BY
                                                                                      DIRECTOR(2)
-----------------------------------------------------------------------------------------------------------------------------------
Donna M. Handel
DOB: June 25, 1966             Treasurer        2002 to        Senior Vice President,     N/A                N/A
                                               Present         AIG SunAmerica (December
                                                               2004 to present); Vice
                                                               President, AIG
                                                               SunAmerica (August
                                                               1997 to December
                                                               2004); Assistant
                                                               Treasurer, AIG
                                                               SunAmerica (1993 to
                                                               2002).AIG SunAmerica
-----------------------------------------------------------------------------------------------------------------------------------
J. Steven Neamtz               Vice President  2001 to         Executive Vice             N/A                N/A
DOB: October 14, 1958                          Present         President, AIG
                                                               SunAmerica (April 1996
                                                               to present); Director
                                                               and President, AIG AIG
                                                               SACS (April 1996 to
                                                               present).
-----------------------------------------------------------------------------------------------------------------------------------
Gregory N. Bressler            Secretary and   2005 to         Senior Vice President      N/A                N/A
DOB: November. 17, 1966        Chief Legal     present         and General Counsel, AIG
                               Officer                         SunAmerica (June 2005 to
                                                               present); Vice President
                                                               and Director of U.S.
                                                               Asset Management
                                                               Compliance, Goldman
                                                               Sachs Asset Management
                                                               (June 2004 to June
                                                               2005); Deputy General
                                                               Counsel, Credit Suisse
                                                               Asset Management (June
                                                               2002 to June 2004);
                                                               Counsel, Credit Suisse
                                                               Asset Management
                                                               (January 2000 to June
                                                               2002).AIG SunAmerica
-----------------------------------------------------------------------------------------------------------------------------------

         The Fund, AIG SunAmerica, AIG SACS and AIGGIC have adopted codes of ethics under Rule 17j-1 of the 1940 Act. Subject to reporting and other requirements, these codes permit personnel subject to the codes to invest in securities, including securities that may be purchased or held by the Fund. These codes can be reviewed and copied at the Commission's Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-942-8090. These codes are also available on the EDGAR Database on the Commission's Internet site at http://www.sec.gov. Copies may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: PUBLICINFO@SEC.GOV, or by writing the Commission's Public Reference Section, Washington, D.C. 20549-0102.


EXECUTIVE COMPENSATION AND COMMITTEES


         The Fund pays the fees and expenses of those Directors who are not Interested Persons (the "Disinterested Directors"). The Directors who are
Interested Persons receive no compensation from the Fund. Disinterested Directors receive $900 per quarter during which the Director serves, plus $900 for each meeting attended in person and $300 per month retainer for serving as a Director. In addition, Mr. Eisenstat receives an aggregate of $1,350 per meeting attended in person and a monthly retainer of $450 for serving as Chairman of the Board.Each Disinterested Director of the retail funds in SAMF receives an additional $5,000 per quarterly meeting ($7,500 for the Chairman of the Board). In addition, each Disinterested Trustee received $20,000 in annual compensation for acting as trustee to AST ($30,000 in annual compensation for the Chairman of the Board). Each Disinterested Trustee receives an annual amount of $5,000 ($7,500 for the Chairman of the Board) per fund for serving as a Director to FGF and FGI. Officers of the Fund receive no direct remuneration in such capacity from the Fund.


         The Board of Directors has established five committees, i.e., Audit, Investment and Pricing, Nominating and Compensation, and Ethics and Governance.


         Each Disinterested Director serves on the Audit Committee of the Board of Directors. The Audit Committee is charged with recommending to the full Board the engagement or discharge of the Fund's independent accountants; directing investigations into matters within the scope of the independent accountants' duties; reviewing with the independent accountants the audit plan and results of the audit; approving professional services provided by the independent accountants and other accounting firms; reviewing the independence of the independent accountants; considering the range of audit and non-audit fees; and preparing and submitting Committee minutes to the full Board. The members of the Audit Committee are Mr. Eisentat, Dr. Craven, Mr. Devin, Mr. Shea and Mr. Gutman. Mr. Gutman, Mr. Eisenstat and Mr. Shea receive $2,500 per meeting in compensation for serving on the Audit Committee of SAMF, AST and the Fund. Dr. Craven and Mr. Devin both receive $1,666 per meeting in compensation for serving on the Audit Committee of SAMFand the Fund. The Audit Committee met seven times during the fiscal year ended December 31, 2005.

         The Nominating and Compensation Committee recommends to the Directors those persons to be nominated for election as Directors by shareholders and selects and proposes nominees for election by Directors between shareholders' meetings. The Nominating Committee does not normally consider candidates proposed by shareholders for election as Directors. The members of the Nominating and Compensation Committee are Mr. Devin and Mr. Gutman. Additionally, Mr. Eisenstat sits ex-officio on this Committee. Members of the Nominating Committee receive an aggregate of $1,000 in annual compensation for serving on the Nominating Committee. Each member of the Nominating Committee receives $500 ($250 for telephonic meetings) per meeting. In addition, the Chairman receives $600 per meeting ($300 for telephonic meetings) and $1,500 in annual compensation, based on the relative net assets of the Fund, for serving as Chairman of the Nominating and Compensation Committee. There were two meetings of the Nominating Committee during the fiscal year ended December 31, 2005.

         The Investment and Pricing Committee recommends to the Directors the monthly repurchase amounts for the Fund. The Investment and Pricing Committee is responsible for determining the amount of the repurchase offer each month. The members of the Investment and Pricing Committee are Mr. Devin, and Mr. Harbeck. Members of the Committee receive no compensation for serving on the Committee. There were 12 meetings during the fiscal year ended December 31, 2005.

         The Ethics Committee is responsible for applying the Code of Ethics applicable to the Fund's Principal Executive Officer and Principal Accounting Officer (the "Code") to specific situations in which questions are presented to it and has the authority to interpret the Code in any particular situation. The members of the Ethics Committee are Dr. Craven and Mr. Burum, Mr. Eisenstat also sits ex-officio on this Committee. The Ethics Committee will inform the Board of Directors of violations or waivers to the Code, as appropriate. Members of the Ethics Committee receive an aggregate of $1,000 in annual compensation for serving on the Ethics Committee. Each member of the Ethics Committee receives $500 ($250 for telephonic meetings) per meeting. In addition, the Chairman receives $600 per meeting ($300 for telephonic meetings) and $1,500 in annual compensation, based on the relative net assets of the Fund, for serving as Chairman of the Ethics Committee. There were two meetings of the Ethics Committee during the fiscal year ended December 31, 2005.

         The Governance Committee reviews and makes recommendations with respect to the size and composition of the Board and its committees and to monitor and evaluate the functioning of the committees of the Board. The members of the Governance Committee are Mr. Burum Mr. Devin and Mr. Gutman. Additionally Mr. Eisenstat sits ex-officio on this Committee. Members of the Governance Committee receive an aggregate of $1,000 in annual compensation for serving on the Governance Committee. Each member of the Governance Committee receives $500 ($250 for telephonic meetings) per meeting. In addition, the Chairman receives $600 per meeting ($300 for telephonic meetings) and $1,500 in annual compensation, based on the relative net assets of the Fund, for serving as Chairman of the Governance Committee. There was one meeting of the Governance Committee during the fiscal year ended December 31, 2005.


         The Directors of the Fund have adopted the SunAmerica Disinterested Trustees' and Directors' Retirement Plan (the "Retirement Plan"). The Retirement Plan provides generally that if a Disinterested Director who has at least 10 years of consecutive service as a Disinterested Director of the Fund (an "Eligible Director") retires after reaching age

60 but before age 70, or who has at least 5 years of consecutive service after reaching age 65 but before age 70, or dies while a Director, such person will be eligible to receive a retirement or death benefit from the Fund. As of each birthday, prior to the 70th birthday, but in no event for a period greater than 10 years, each Eligible Director will be credited with an amount equal to 50% of his or her regular fees (excluding committee fees) for services as a Disinterested Director of the Fund for the calendar year in which such birthday occurs. In addition, an amount equal to 8.50% of any amounts credited under the preceding clause during prior years, is added to each Eligible Director's account until such Eligible Director reaches his or her 70th birthday. An Eligible Director may elect to receive any benefits payable under the Retirement Plan, at his or her election, either in one lump sum or in up to fifteen annual installments. Any undistributed amounts shall continue to accrue interest at 8.50% per year.


         For the year ended December 31, 2005, the Directors earned the following compensation in their capacities as Directors:


                               COMPENSATION TABLE


------------------------------------------------------------------------------- -----------------------------------------------
                                                                                                          TOTAL COMPENSATION
                                                               PENSION OR                                        FROM
                                                               RETIREMENT                                     REGISTRANT
                                         AGGREGATE              BENEFITS               ESTIMATED               AND FUND
                                       COMPENSATION            ACCRUED AS               ANNUAL                  COMPLEX
                                           FROM               PART OF FUND           BENEFITS UPON              PAID TO
DIRECTOR                                 REGISTRANT             EXPENSES*            RETIREMENT ***             DIRECTORS*
------------------------------------------------------------------------------- -----------------------------------------------
Samuel M. Eisenstat**                   $ 11,019                $  44,728              $ 108,318               $ 148,175
------------------------------------------------------------------------------- -----------------------------------------------
Stephen J.  Gutman                      $  7,457                $  43,274              $ 134,982               $ 106,483
------------------------------------------------------------------------------- -----------------------------------------------
William F. Devin                        $  7,465                $ 148,133              $ 126,671               $ 178,500
------------------------------------------------------------------------------- -----------------------------------------------
Judith L. Craven                        $  7,425                $  97,969              $  89,300               $ 170,450
------------------------------------------------------------------------------- -----------------------------------------------
William J. Shea                         $  7,453                        -                      -               $ 106,283
------------------------------------------------------------------------------- -----------------------------------------------

* Information is as of 12/31/05 for the investment companies in the complex that pay fees to these directors/trustees. The complex consists of the SunAmerica Mutual Funds, , the Fund, Anchor Series Trust ("AST"), FGF. FGI, VALIC Company I, VALIC Company II, SunAmerica Series Trust and Season Series Trust.


** Mr. Eisenstat receives additional compensation for serving as Chairman of some of the boards in the complex.


*** Assumes the Participant elects to receive benefits in 15 yearly installments for the SAMF and AST Retirement plans and 10 yearly installments for VALIC Company I and VALIC Company II Retirement Plans.


         As permitted by Maryland law, there normally will be no meetings of Fund shareholders for the purpose of electing Directors in any year in which no such election is required under the 1940 Act. Under the 1940 Act, an annual meeting to elect Directors only is required when less than a majority of the Directors holding office have been elected by shareholders. If a meeting is required, the Directors will call a shareholders' meeting for the election of Directors. If no meeting is required, the Directors will continue to hold office and may appoint successor Directors. The shares of the Fund do not provide for cumulative voting. As a result, the holders of more than 50% of the shares voting for the election of Directors can elect 100% of the Directors and, in this event, the holders of the remaining less than 50% of the shares voting on the matter will not be able to elect any Directors.

         Under the Fund's Articles of Incorporation, no person may serve as a Director if shareholders holding seventy-five percent (75%) of shares entitled to vote on the matter have removed him or her from office.

DIRECTOR OWNERSHIP OF FUND SHARES

The following table shows the dollar range of shares beneficially owned by each director.

DISINTERESTED DIRECTORS


-----------------------------------------------------------------------------------------------------------
                                                                        AGGREGATE DOLLAR RANGE OF EQUITY
                                                                          SECURITIES IN ALL REGISTERED
                                                                        INVESTMENT COMPANIES OVERSEEN BY
                                           DOLLAR RANGE OF EQUITY       DIRECTOR IN FAMILY OF INVESTMENT
          NAME OF DIRECTOR               SECURITIES IN THE FUND(1)                 COMPANIES(2)
-----------------------------------------------------------------------------------------------------------
Dr. Judith L. Craven                                None                               None
-----------------------------------------------------------------------------------------------------------
William F. Devin                                    None                           Over $100,000
-----------------------------------------------------------------------------------------------------------
Samuel M. Eisenstat                                 None                         $10,001-$50,000
-----------------------------------------------------------------------------------------------------------
Stephen J. Gutman                                   None                               None
-----------------------------------------------------------------------------------------------------------
William J. Shea                                     None                               None
-----------------------------------------------------------------------------------------------------------


INTERESTED DIRECTORS


-----------------------------------------------------------------------------------------------------------
                                                                    AGGREGATE DOLLAR RANGE OF EQUITY
                                                                SECURITIES IN ALL REGISTERED INVESTMENT
                                   DOLLAR RANGE OF EQUITY       COMPANIES OVERSEEN BY DIRECTOR IN FAMILY
      NAME OF DIRECTOR           SECURITIES IN THE FUND(1)             OF INVESTMENT COMPANIES(2)
-----------------------------------------------------------------------------------------------------------
Peter A. Harbeck                            None                               Over $100,000
-----------------------------------------------------------------------------------------------------------

(1) Includes the value of shares beneficially owned by each Director in each Fund as of December 31, 2005.

(2) Includes the SunAmerica Mutual Funds (40 funds), Anchor Series Trust (9 portfolios),.the Fund (1 fund), FGF, FGI, SunAmerica Series Trust (32 portfolios) and Seasons Series Trust (19 portfolios).

PRINCIPAL SHAREHOLDERS OF SECURITIES


                  The following shareholders owned of record or beneficially 5% or more of the indicated Portfolio Class' shares outstanding as of April 7, 2005

--------------------------------------------------------------------------------------------------------------------
PORTFOLIO AND CLASS                     HOLDER AND ADDRESS                         PERCENTAGE OWNED OF RECORD
--------------------------------------------------------------------------------------------------------------------
SunAmerica Senior Floating Rate         Merrill Lynch, Pierce, Fenner & Smith,
Fund Class C                            Inc., for the sole benefit of its customers             13%
                                        4800 Deer Lake Drive East, 2nd Floor
                                        Jacksonville, FL 32246-6484
--------------------------------------------------------------------------------------------------------------------
SunAmerica Senior Floating Rate         FTC & CO.
Fund Class D                            ATTN DATALYNX #114
                                        P.O. Box 173736                                          7%
                                        Denver, CO 80217-3736
--------------------------------------------------------------------------------------------------------------------


               ADVISORY, ADMINISTRATION AND DISTRIBUTION SERVICES


         AIG SunAmerica is the Fund's manager under an investment advisory agreement ("Advisory Agreement"). AIG SunAmerica is the Fund's administrator under an administration agreement (the "Administration Agreement"). AIG SunAmerica was organized as a Delaware corporation in 1982. It is an indirect, wholly owned subsidiary of AIG Retirement Services, Inc., ("which in turn is a wholly owned subsidiary of American International Group, Inc. ("AIG"). AIG is a holding company, which through its subsidiaries is engaged in a broad range of insurance and insurance-related activities and financial services in the United States and abroad. AIG SunAmerica provides investment advice and management services to mutual funds and private accounts. As of March 31, 2006, AIG SunAmerica managed, advised or administered approximately $45.4 billion in assets. AIG SunAmerica is located at Harborside Financial Center, 3200 Plaza 5, Jersey City, New Jersey 07311-4992.

         AIGGIC serves as the Fund's subadviser under an investment subadvisory agreement (the "Subadvisory Agreement") between AIG SunAmerica and AIGGIC. AIGGIC, a New Jersey corporation, is a wholly owned subsidiary of AIG and is part of AIG Global Investment Group ("AIGGIG"). AIGGIG comprises a group of international companies (including AIGGIC), which provide investment advice and market asset management products and services to clients around the world. As of March 31, 2006, AIGGIC managed approximately $492.7 billion, of which approximately $368.7 billion relates to AIG affiliates.

         The Fund will be responsible for all of its costs and expenses not expressly stated to be payable by AIG SunAmerica under the Advisory Agreement and Administration Agreement; AIGGIC under the Subadvisory Agreement, or by AIG SACS under its Distribution Agreement. These costs and expenses may include (without limitation): expenses of acquiring, holding and disposing of securities and other investments, including brokerage commissions; shareholder servicing expenses; investment advisory and administration fees; custody and transfer agency fees and expenses, including those incurred for determining net asset value and keeping accounting books and records; expenses of pricing and valuation services; expenses of conducting repurchase offers;

fees and expenses of registering under the securities laws, and other governmental fees; expenses of shareholders' or investors' meetings; compensation and expenses of Directors not affiliated with AIG SunAmerica or AIGGIC; interest, taxes and corporate fees; legal and accounting expenses; printing and mailing expenses; insurance premiums; expenses incurred in connection with litigation in which the Fund is a party and any legal obligation to indemnify its officers and Directors with respect to litigation; membership dues in investment company organizations; communications equipment expenses; and any nonrecurring or extraordinary expenses.

         The Advisory Agreement was most recently approved by the Board on August 30th -31st, 2005. The Advisory Agreement remains in effect from year-to-year so long as the continuance is approved at least annually (a) by the vote of a majority of the Fund's Directors who are not "interested persons" of the Fund or AIG SunAmerica cast in person at a meeting specifically called for the purpose of voting on such approval and (b) by the vote of a majority of the Board of Directors or by the vote of a majority of the outstanding Fund shares. The Advisory Agreement will terminate automatically in the event of its assignment. The Subadvisory Agreement was approved by the Board on January 12, 2005, and by the shareholders at a meeting on March 31, 2005. The Subadvisory Agreement may be continued from year to year so long as the continuance is approved at least annually (a) by the vote of a majority of the Fund's Directors who are not "interested persons" of the Fund or AIGGIC cast in person at a meeting specifically called for the purpose of voting on such approval; and (b) by the vote of a majority of the Board of Directors or by the vote of a majority of the outstanding Fund shares. The Subadvisory Agreement will terminate automatically in the event of its assignment. The Administration Agreement was most recently approved by the Directors on August 30th -31st, 2005 and remains in effect from year to year after so long as the continuance is approved annually (a) by the vote of a majority of the Fund's Directors who are not "interested persons" of the Fund or AIG SunAmerica cast in person at a meeting specifically called for the purpose of voting on such approval; and (b) by the vote of a majority of the Board of Directors or by the vote of a majority of the outstanding Fund shares. Each agreement may be terminated at any time without penalty on sixty (60) days' notice by the Directors or AIG SunAmerica or AIGGIC, as applicable, or by the vote of the majority of the outstanding Fund shares. Each agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations or duties to the Fund on the part of AIG SunAmerica or AIGGIC, AIG SunAmerica or AIGGIC as applicable, will not be liable to the Fund for any loss incurred.

         AIG SunAmerica will receive fees under the Advisory Agreement. For a description of the compensation that the Fund pays AIG SunAmerica under the Advisory Agreement, see the Fund's current Prospectus. For the fiscal years ended December 31, 2005, 2004 and 2003, the Fund paid the Adviser $ 1,878,221, $1,663,171, and $1,091,115, respectively, under the Advisory Agreement.

         For  the  fiscal  years  ended  December  31,  2005,   2004  and  2003,
SunAmerica, and not the Fund, paid subadvisory fees of $552,418, $489,192 and $320,905respectively, under the Subadvisory Agreement.

         AIG SunAmerica will receive fees under the Administration Agreement. For the fiscal years ended December 31, 2005, 2004 and 2003, the Fund paid the Administrator $883,869, $781,306 and $515,003, respectively.

         The Board of Directors, including a majority of the Disinterested Directors, approved the Advisory Agreement subject to the following net expense ratios: 1.75% of average daily net assets for Class B and C shares. AIG SunAmerica will waive fees and reimburse expenses should the Total Annual Fund Operating Expenses be higher than the net expense ratio. AIG SunAmerica may not increase such ratios, which are contractually required by agreement with the Board of Directors, without approval of the Directors, including a majority of the Disinterested Directors. The expense waivers and expense reimbursements will continue indefinitely, subject to termination by the Directors, including a majority of the Disinterested Directors. In addition, AIG SunAmerica and AIG SACS have voluntarily agreed to waive a portion of its advisory fee and distribution fee or reimburse the Fund to prevent the total expenses of the Fund, excluding taxes, portfolio brokerage commissions, interest, certain litigation and indemnification expenses, and extraordinary expenses, from exceeding 1.45% of average daily net assets for Class A shares and 1.25% of average daily net assets for Class D shares of the Fund. AIG SunAmerica may, in its discretion, terminate these voluntary fee waivers and/or expense reimbursements at any time. If the Adviser had not voluntarily agreed to waive or reimburse these expenses, estimated Fund expenses for Class D shares would be: management fee of 0.85%, interest payments on borrowed funds of 0.00%, administration fee of 0.40%, and other expenses of 0.35%; and total annual expenses of 1.60%. Absent the waiver or reimbursement, total Fund operating expenses for Class A shares would be: management fee of 0.85%; interest payment on borrowed funds of 0.00%; administration fee of 0.40%; service fee of 0.25% and other expenses of 2.82%; and total annual expenses of 4.32%.


ADDITIONAL INFORMATION ABOUT AIGGIC'S PORTFOLIO MANAGERS

The portfolio managers for the Fund, who are jointly responsible for the day-to-day investment management of the portfolio are Steven Oh, John Lapham and Thomas Brandt.

                  OTHER ACCOUNTS MANAGED BY PORTFOLIO MANAGERS


         The following table indicates the type, name, and total assets of other accounts of which the Portfolio Managers have day-to-day responsibilities as of December 31, 2005. These accounts include, Registered Investment Companies ("RIC"), Other Pooled Investments ("OPI") (hedge funds, private institutional accounts, etc.), and Other Accounts ("OA").

----------------------------------------------------------------------------------------------------------
Name of Portfolio          Type of Account           Number of                   Total Assets
Manager                                              Account(s)                 Managed in
                                                                                Accounts
                                                                                ($millions)
----------------------------------------------------------------------------------------------------------
John Lapham                 RIC                       0                         None
----------------------------------------------------------------------------------------------------------
                            OPI                       0                         None
----------------------------------------------------------------------------------------------------------
                            OA                        1                         $241.7
----------------------------------------------------------------------------------------------------------
Thomas Brandt               RIC                       0                         None
----------------------------------------------------------------------------------------------------------
                            OPI                       0                         None
----------------------------------------------------------------------------------------------------------
                            OA                        10                        $4,421.55
----------------------------------------------------------------------------------------------------------
Steven Oh                   RIC                       0                         None
----------------------------------------------------------------------------------------------------------
                            OPI                       0                         None
----------------------------------------------------------------------------------------------------------
                            OA                        10                        $4,421.55
----------------------------------------------------------------------------------------------------------

Potential Conflicts of Interest:

         As shown in the tables above, the Portfolio Managers are responsible for managing other accounts for multiple clients, including affiliated clients, ("Other Client Accounts") in addition to the Fund. In certain instances, conflicts may arise in their management of the Fund and such Other Client
Accounts. The Portfolio Managers aim to conduct their activities in such a manner that permits them to deal fairly with each of their clients on an overall basis in accordance with applicable securities laws and fiduciary obligations.

o Trade Allocations. One situation where a conflict may arise between the Fund and Other Client Accounts is in the allocation of trades among the Fund and the Other Client Accounts. For example, a Subadviser may determine that there is a security that is suitable for a Fund as well as for Other Client Accounts which have a similar investment objective. Likewise, a particular security may be bought for one or more clients when one or more other clients are selling that same security, which may adversely affect the value of securities held by the Fund. The Funds and the Subadviser have adopted policies and procedures regarding the allocation of trades and brokerage, which the Fund and subadviser believe address the conflicts associated with managing multiple accounts for multiple clients (including affiliated clients). The policies and procedures generally require that securities be allocated among the Funds and Other Client Accounts in a manner that is fair, equitable and consistent with their fiduciary obligations to each.

o Allocation of Portfolio Managers' Time. The Portfolio Managers' management of the Funds and Other Client Accounts may result in the portfolio manager devoting a disproportionate amount of time and attention to the management of a Fund and Other Client Accounts if the Funds and Other Client Accounts have different objectives, benchmarks, time horizons, and fees. Generally, the Advisers seek to manage such competing interests for the time and attention of the portfolio managers.

     Although the Advisers do not track the time a portfolio manager spends on the Fund or a single Other Client Account, AIGGIC does periodically assess whether a portfolio manager has adequate time and resources to effectively manage all of such portfolio manager's accounts. In certain instances, Portfolio Managers may be employed by two or more employers. Where the Portfolio Manager receives greater compensation, benefits or incentives from one employer over another, the Portfolio Manager may favor one employer over the other (or Other Accounts) causing a conflict of interest.

o Personal Trading by Portfolio Managers. The management of personal accounts by a Portfolio Manager may give rise to potential conflicts of interest. While generally, the Advisers' and Subadvisers' Codes of Ethics will impose limits on the ability of a Portfolio Manager to trade for his or her personal account, especially where such trading might give rise to a potential conflict of interest, there is no assurance that the Adviser's and Subadviser's Codes of Ethics will eliminate such conflicts.




                                 FUND OWNERSHIP


         The following table indicates the number of shares/units of the Fund beneficially owned by the Portfolio Managers and the value of those shares as of December 31, 2005.


-----------------------------------------------------------------------------------------------------------
Name of Portfolio Manager            Number of Shares/Units of          Approximate value of
                                     the Fund Beneficially              Shares/Units owned (as of
                                     Owned                              Fund's Fiscal Year End)
-----------------------------------------------------------------------------------------------------------
John Lapham                          None                               None
-----------------------------------------------------------------------------------------------------------
Steven Oh                            None                               None
-----------------------------------------------------------------------------------------------------------
Thomas Brandt                        None                               None
-----------------------------------------------------------------------------------------------------------

                         PORTFOLIO MANAGER COMPENSATION


         Compensation for AIGGIC portfolio managers has both a salary and a bonus component. The salary component is a fixed base salary, which is generally based upon several factors, including experience and market levels of salary for such position. The bonus component is based both on a portfolio manager's individual performance and the organizational performance of AIGGIC. The bonus component is generally calculated as follows: (1) 60% is linked to the management of a portfolio manager's funds; (2) 20% is based on AIGGIC's profitability; and (3) 20% is determined on a discretionary basis (including individual qualitative goals). For the 60% component, the measures for a portfolio manager may vary according to the day-to-day responsibilities of a particular portfolio manager. The measures comprise any combination of (a) total return measures, (b) benchmark measures and (c) peer group measures. Any long-term compensation may include stock options and restricted stock units, both having vesting schedules.


                             PORTFOLIO TRANSACTIONS

         AIGGIC manages accounts and performs investment management for others and may continue to do so in the future, including for other investment funds similar in nature to the Fund and for managed accounts. Also, AIGGIC and/or its affiliates and/or employees or their respective clients or funds under their management ("Advisory Affiliates") may from time to time, have an interest, recommended or which is purchased, sold or otherwise traded for the Fund. In addition, an Advisory Affiliate may be a counter party to, or be a participant in, one or more derivative transactions or investments in which AIGGIC enters into on behalf of the Fund. As a result, an Advisory Affiliate may sell or recommend the sale of a particular asset or other investment opportunity for certain accounts, including accounts in which it has an interest and it or others may buy or recommend the purchase of such asset or other investment opportunity for other accounts, including accounts in which it has an interest and, accordingly, transactions in particular accounts may not be consistent with transactions in other accounts or with AIGGIC's investment recommendations. The making of such investments (in an initial or follow-on basis) may result in a direct or indirect benefit to the Advisory Affiliates. For example, AIGGIC may recommend that the Fund sell an asset or other investment opportunity, while not recommending such sale for other accounts. Where there is a limited supply of investments, AIGGIC will use its reasonable efforts to allocate or rotate investment opportunities, but AIGGIC cannot assure absolute equality among all accounts and clients.

             From time to time, the Fund may buy (or sell) investments that are being sold (or bought) for other managed accounts. In addition, Advisory Affiliates may invest or have already invested in securities that are identical to or senior to or have interest different from or adverse to the Fund's assets. To the extent permitted by law, AIGGIC is permitted to, but is not required to, bunch or aggregate orders for the Fund's account with orders for other accounts, although the effect of such aggregation may operate to the disadvantage of the Fund. Orders not bunched or aggregated will be entered at the market price prevailing at the time of the transaction. Accordingly, trades in the same investment entered at different times during the same trading day may experience different pricing.

             The Advisory Affiliates may have ongoing relationships with the obligors of the Fund's assets or the counter parties of derivative transactions, or may own their debt or equity securities. AIGGIC or its affiliates may also provide advisory services, for a fee, to companies whose securities are part of the Fund's portfolio.

             AIGGIC and its employees may not trade for clients or themselves or recommend trading in securities of a company while in possession of material, non-public information ("Information") concerning such company, or disclose such Information to any person not entitled to receive it. As a distressed or special situations investor, AIGGIC may have access to Information. There may be certain cases where AIGGIC, due to various activities on behalf of itself or its clients, including the Fund, may be restricted from effecting purchases and/or sales of assets on behalf of clients, including the Fund, resulting in limited liquidity for assets. This might be the case, for example, where AIGGIC acquires confidential or material, non-public information concerning securities and obligors. AIGGIC seeks to minimize those cases whenever possible, consistent with applicable law and their policies, but there can be no assurance that such efforts will be successful and that such restrictions will not occur. At times, AIGGIC, in an effort to avoid restriction for the Fund or its other clients, may elect not to receive information that is in the possession of or is otherwise available to other market participants of the Fund's counter parties.

             AIGGIC and its affiliates may engage in other business ventures. In managing the operations of more than one entity, conflicts of interest may arise with respect to allocating time, personnel and other resources. The decision makers will devote such time to the affairs of the Fund as they, in their sole discretion, deem necessary, although AIGGIC may have conflicts in allocating its time and services among the Fund and its other clients or investment vehicles.

             From time to time, AIGGIC may direct one client, including the Fund, to sell investments to another client, including the Fund, subject to certain guidelines. If AIGGIC engages in such transactions, it will receive no compensation in connection therewith and will seek to comply with applicable law.

             AIGGIC manages certain investments and assets through other investment vehicles, which may generally be managed together with the Fund. Such investments will be allocated in AIGGIC's discretion in a manner deemed to be fair and equitable while seeking to construct well-diversified and fully invested portfolios, pursuant to a number of factors such as available cash, investment guidelines and applicable tax and regulatory considerations. This may result in disparate performance results across similarly managed accounts. As a result, where a limited investment opportunity would be appropriate for the Fund and also for one or more other accounts managed by AIGGIC, AIGGIC will use its discretion in allocating such opportunities and may allocate less of such opportunity to the Fund than it would allocate if it did not manage other accounts. AIGGIC has no affirmative obligation to offer any investment to the Fund or to inform the Fund of any investments before offering any investment to other accounts under its management.

         Subject to policies established by the Board of Directors of the Fund and oversight by AIG SunAmerica, AIGGIC is primarily responsible for the execution of the Fund's portfolio transactions. In executing such transactions, AIGGIC seeks to obtain the best results for the Fund, taking into account such factors as price (including the applicable fee, commission or spread), size of order, difficulty of execution and operational facilities of the firm involved, and the firm's risk in positioning a block of securities. While AIGGIC generally seeks reasonably competitive fee or commission rates, the Fund does not necessarily pay the lowest commission or spread available.


         The Fund will purchase Loans in individually negotiated transactions with commercial banks, thrifts, insurance companies, finance companies and other financial institutions. In determining whether to purchase Loans from these financial institutions, AIGGIC may consider, among other factors, the financial strength, professional ability, level of service and research capability of the institution. While financial institutions generally are not required to repurchase loans which they have sold, they may act as principal or on an agency basis in connection with the Fund's disposition of Loans. The Fund has no obligation to deal with any bank, broker or dealer in execution of transactions in portfolio securities.

         Other securities in which the Fund may invest are traded primarily in the over-the-counter markets, and the Fund intends to deal directly with the
dealers  who  make  markets  in  the  securities   involved,   except  in  those
circumstances where better prices and execution are available elsewhere. These dealers attempt to profit from transactions by buying at the bid price and selling at the higher asked price in the market for the obligations (the difference between the bid and asked price customarily is referred to as the "spread"). The Fund also may purchase fixed-income and other securities from underwriters, the cost of which may include fees and concessions to the underwriters.

         It is not anticipated that the Fund will pay significant brokerage commissions. However, on occasion it may be necessary or desirable to purchase or sell a security through a broker on an agency basis, in which case the Fund will incur a brokerage commission. In executing all transactions, AIGGIC seeks to obtain the best results for the Fund. For the period from the start of business to the date of this Statement of Additional Information, the Fund has paid no brokerage commissions.

         Consistent with the interests of the Fund, AIGGIC may select brokers to execute the Fund's portfolio transactions on the basis of the research and brokerage services they provide to AIGGIC for its use in managing the Fund and AIGGIC's other advisory accounts. Such services may include (a) furnishing analyses, reports and information concerning issuers, industries, securities, geographic regions, economic factors and trends, portfolio strategy, and performance of accounts; and (b) effecting securities transactions and performing functions incidental to those securities transactions (such as clearance and settlement). Research and brokerage services received from such brokers are in addition to, and not in lieu of, the services required to be performed by AIGGIC under the Subadvisory Agreement. A commission paid to such brokers may be higher than that which another qualified broker would have charged for effecting the same transaction, provided that AIGGIC determines in good faith that such commission is reasonable in relation to the value of the services, in terms either of that particular transaction or the overall responsibility of AIGGIC to the Fund and its other clients. In reaching this determination, AIGGIC will not attempt to place a specific dollar value on the brokerage and research services provided, or to determine what portion of the compensation should be related to those services. The receipt of this research will not reduce AIGGIC's normal independent research activities. However, it enables AIGGIC to avoid the additional expenses that could be incurred if AIGGIC tried to develop comparable information through its own efforts.

         The Fund will not purchase securities from its affiliates in principal transactions.

         AIGGIC is authorized to use research services provided by and to place portfolio transactions with any brokerage firms including those that have provided assistance in the distribution of shares of the Fund.

         AIGGIC may allocate brokerage transactions to broker-dealers that have entered into arrangements with the Fund under which the broker-dealer allocates a portion of the commission paid by the Fund toward payment of the Fund's expenses, such as transfer agent fees or custodian fees. However, the transaction quality must be comparable to those of other qualified broker-dealers.

         The frequency of portfolio purchases and sales (known as the "turnover rate") will vary from year to year. It is anticipated that the Fund's turnover rate will be between 50% and 100%. The Fund's portfolio turnover rate is not expected to exceed 100%, but may vary greatly from year to year and will not be a limiting factor when AIGGIC deems portfolio changes appropriate. Although the Fund generally does not intend to trade for short-term profits, the securities held by the Fund will be sold whenever AIGGIC believes it is appropriate to do so, without regard to the length of time a particular security may have been held. Higher portfolio turnover involves corresponding greater brokerage commissions, where applicable, and other transaction costs, if any, that the Fund will bear directly.

         If purchases or sales of securities of the Fund and one or more other investment companies or clients supervised by AIGGIC are considered at or about the same time, transactions in these securities will be allocated among the several investment companies and clients in a manner deemed equitable to all by AIGGIC, taking into account, among other things, the respective sizes of the funds and the amount of securities to be purchased or sold. In some cases this procedure would have a detrimental effect on the price or volume of the security so far as the Fund is concerned. In other cases it is possible that the ability to participate in volume transactions and to negotiate lower brokerage commissions will be beneficial to the Fund.

                                    CUSTODIAN

         State Street Bank & Trust Company (the "Custodian") acts as custodian for the Fund. Its principal business address is 225 Franklin Street, Boston, Massachusetts 02110. In this capacity, the Custodian maintains the portfolio securities held by the Fund, administers the purchase and sale of portfolio securities and performs certain other duties. The custody fees are competitive within the industry.


         AIG SunAmerica, AIGGIC and their affiliates and their officers and employees from time to time have transactions with various banks, including the Custodian. It is the opinion of AIG SunAmerica and AIGGIC that the terms and conditions of these transactions were not and will not be influenced by existing or potential custodial or other relationships between the Fund and these banks.


                      PROXY VOTING POLICIES AND PROCEDURES

         PROXY  VOTING  RESPONSIBILITY.   The  Fund  has  adopted  policies  and
procedures for the voting of proxies relating to portfolio securities. The policies and procedures were drafted according to recommendations by a proxy voting committee composed of senior management of the Fund and the Fund's investment adviser. The policies and procedures enable the Fund to vote proxies in a manner consistent with the best interests of the Fund's shareholders.


         The Fund has retained a proxy voting service, Institutional Shareholder Services ("ISS")to effect votes on behalf of the Fund according to the Fund's policies and procedures, and to assist the Fund with record keeping of proxy votes.

         COMPANY MANAGEMENT RECOMMENDATIONS. When determining whether to invest in the securities of a particular company, one of the key factors the portfolio managers consider is the quality and depth of the company's management. In holding portfolio securities, the Fund is seeking to maximize the investment value for shareholders, but not necessarily exercise control over the issuers of portfolio securities or otherwise advance a particular social agenda. The Fund's policies and procedures therefore provide that the Fund will generally vote in support of management recommendations on most corporate matters. When a Fund's portfolio manager is dissatisfied with a company's management, the Fund typically will sell the holding.

         CASE-BY-CASE VOTING MATTERS. The policies and procedures identify certain voting matters that will be decided on a case-by-case basis. In these circumstances, the proxy voting committee will generally rely on the guidance or a recommendation from the proxy voting service, but may also rely on other appropriate personnel of AIG SunAmerica and/or the subadviser of the Fund, or other sources. In these instances, such person(s) will recommend the vote that will maximize value fo,r and is in the best interests of, the Fund's shareholders.


         EXAMPLES OF THE FUND'S POSITIONS ON VOTING MATTERS. Consistent with the approaches described above, the following are examples of the Fund's voting positions on specific matters:

     o   Vote with management recommendations on most corporate matters;


     o Vote on a case-by-case basis on proposals to increase or decrease authorized common stock;

     o Vote against the authorization of preferred stock with unspecified voting, conversion, dividend distribution and other rights ("blank check" preferred stock);


     o Vote on a case-by-case basis regarding finance, merger and acquisition matters;

     o   Vote against most shareholder proposals;

     o Abstain from voting on social responsibility or environmental matters, unless the Fund's objective is directly related to the social or environmental matter in question;


     o Not vote proxies for index funds/portfolios and passively managed funds/portfolios; and

     o   Vote on a case-by-case basis on equity compensation.

         CONFLICTS  OF  INTEREST.  Members of the proxy  voting  committee  will resolve conflicts of interest presented by a proxy vote. In practice, application of the Fund's proxy voting policies and procedures will in most instances adequately address any possible conflicts of interest, as the policies and procedures were pre-determined by the proxy voting committee, and votes are effected according to the policies and procedures by ISS, an independent third party. However, if a situation arises where a vote presents a conflict between the interests of the Fund's shareholders and the interests of AIG SunAmerica, the Fund's principal underwriter, or one of AIG SunAmerica's or the underwriter's affiliates, and the conflict is known to the proxy voting committee, the proxy voting committee will consult with a Director whi is not an "interested" person, as that tdrem is defined in the Investment Company Act of 1940, as amended, time permitting, before casting the vote to ensure that the Fund votes in the best interests of its shareholders. Any individual with a known conflict may be required by the proxy voting committee to recuse himself or herself from being involved in the proxy voting decision. Senior management, including the proxy voting committee, will evaluate the situation and ensure that the Fund selects the vote that is in the best interests of the Fund's shareholders.

         PROXY VOTING RECORDS. ISSRC will maintain records of voting decisions for each vote cast on behalf of the Fund. Pursuant to SEC requirements, beginning in August of 2004, on an annual basis the Fund will make available on its website its proxy voting record for the one-year period ending on June 30th. The proxy voting record will also be available on the SEC's website at http://www.sec.gov.

DISCLOSURE OF PORTFOLIO HOLDINGS POLICIES AND PROCEDURES

            The Board of Directors has adopted policies and procedures relating to disclosure of the Fund' securities. These policies and procedures prohibit the release of information concerning portfolio holdings which have not previously been made public to individual investors, institutional investors, intermediaries that distribute the Fund's shares and other parties which are not employed by the Adviser or its affiliates. Except when there are legitimate business purposes for selective disclosure and other conditions (designed to protect the Fund) are met, the Fund does not provide or permit others to provide information about the Fund's holdings on a selective basis.

            The Corporation makes the Fund's portfolio holdings available semi-annually in shareholder reports filed on Form N-CSR and after the first and third fiscal quarters in regulatory filings on Form N-Q. These shareholder reports and regulatory filings are filed with the SEC, as required by federal securities laws, and are generally available within sixty (60) days of the end of the Fund's fiscal quarter.

            In addition, the Fund generally makes publicly available, on a periodic basis, information regarding a Fund's top ten holdings (including name and percentage of a Fund's assets invested in each holding) and the percentage breakdown of a Fund's investments by country, sector and industry, as applicable. This information is generally made available through the Fund's website, marketing communications (including printed advertising and sales literature), and/or the Fund's telephone customer service centers. This information is generally not released until the information is at least 15 days old, unless otherwise approved by the Fund's legal department. The Fund and its affiliates are not authorized to receive compensation or other consideration for the non-public disclosure of portfolio holdings information.

         Before any non-public disclosure of information about a Funds' holdings is permitted, any employee seeking to disclose such information must submit a written form to his or her department head requesting the release of non-public portfolio holdings information. The request must then be submitted to the legal and compliance departments of that Adviser and the Fund. The Fund's executive officers and the Adviser's legal counsel are responsible for determining whether it is in the Funds' shareholders' best interest to disclose such information. To find that it is in the shareholders' best interest, it must be determined that the selective disclosure of portfolio holdings information is necessary to the Funds' operation or useful to the Funds' shareholders without compromising the integrity or performance of the Fund. The Fund's Chief Compliance Officer and/or the Adviser's legal counsel are then responsible for determining whether a conflict of interests between the interests of the Fund's shareholders and those of the Fund's investment adviser exists. If it is determined that the release of non-public portfolio holdings information is not in the shareholder's best interest, or that there is a conflict of interests between the Fund's shareholders and those of the Fund's investment adviser, the request will be denied. If the request is approved, the Fund and the third party must execute a confidentiality agreement governing the third party's duties with respect to the portfolio holdings information, which includes the duty to keep such information confidential, and to not use the information for purposes of trading in the shares of the Fund for any reason.

            At each quarterly meeting of the Board of Directors, the Directors review a report disclosing the third parties to whom the Fund's holdings information has been disclosed and the purpose for such disclosure, and consider whether or not the release of information to such third parties is in the best interest of the Fund and its shareholders.

            Each of the below listed third parties have been informed of their duty of confidentiality including their duty not to trade on the basis of non-public information and have been approved to receive information concerning the Fund's holdings:

1. SUBADVISER. The subadviser is continuously provided with the entire portfolio holdings for the Fund on a daily basis.

2. PRICEWATERHOUSE COOPERS LLP ("PWC"). PwC is provided with entire portfolio holdings information during periods in which it performs its audits or reviews of the Fund's financial statements. PwC does not disclose to third parties information regarding the Fund's holdings.


3. STATE STREET BANK & TRUST COMPANY ("SSB&T"). SSB&T, as custodian to the Fund, has daily access to the entire holdings of the Fund. SSB&T does not disclose or release information regarding the Fund's holdings except as instructed by the Fund.

4. LIPPER. The Performance Measurement Group discloses the entire portfolio holdings information for the Fund on a monthly basis, this information is disclosed approximately fifteen (15) days after the month end. Lipper analyzes the information to produce various statistical measures and general portfolio information (including equity investment style, asset category percentages, credit analysis, top 10 and top 25 holdings, sector weighting, etc.) and uses the information to determine each Fund's asset class and category in order to place the Fund in the appropriate peer group. Lipper does not disclose the entire portfolio holdings of the Fund, but does disclose the information listed above. This information is made available to Lipper subscribers approximately sixty (60) days after the receipt of information from the Fund.

5. MORNINGSTAR. Morningstar is a subscription-based service, though certain information regarding stocks and retail mutual funds may be accessed through its website at no charge. Information regarding the Fund is available only with a subscription. SSB&T forwards entire portfolio holdings information to Morningstar on a monthly basis, approximately thirty (30) days after each month end. Morningstar analyzes the information to produce various reports that contain statistical measures and other portfolio information (including equity style, asset category percentages, credit analysis, top 10 and top 25 holdings, sector weighting, etc.). Through Morningstar's DataLab product, entire portfolio holdings information is available to subscribers approximately one week of Morningstar's receipt of the information. Other Morningstar subscription-based products provide statistical measures and portfolio information generally between fifteen (15) to thirty (30) day after its receipt of such information.

6. STANDARD & POORS ("S&P"). The Performance Measurement Group discloses the entire portfolio holdings information for the Fund on a quarterly basis, approximately thirty (30) days after the month end. S&P analyzes the information to produce various statistical measures and general portfolio information (including equity investment style, asset category percentages, credit analysis, top 10 and top 25 holdings, sector weighting, etc.) and uses the information to determine the Fund's asset class and category in order to place the Fund in the appropriate peer group. S&P does not disclose the entire portfolio holdings of the Fund, but does disclose the information listed above.
         This information is made available to S&P subscribers approximately sixty (60) days after the receipt of information from the Fund.

7. BLOOMBERG. The Performance Measurement Group discloses the entire portfolio holdings information for the Fund on a quarterly basis, approximately thirty (30) days after the month end. This information is made available to subscribers of Bloomberg's various databases within one (1) to fourteen (14) days of its receipt.

8. THOMPSON FINANCIAL. The Performance Measurement Group discloses the entire portfolio holdings information for the Fund on a monthly basis, approximately thirty (30) days after the month end. This information is made available to subscribers of Thompson Financial's various databases within a couple days of its receipt.

9. FINANCIAL PRINTERS. Fund Accounting provides various financial printers with portfolio holdings information between thirty (30) and sixty (60) days after each portfolio's fiscal quarter. Financial printers assist the Funds with the filing of its annual and semi-annual shareholder reports and quarterly regulatory filings with the Securities and Exchange Commission ("SEC") and the printing of shareholder reports for distribution to participants. Financial printers do not disclose the information publicly other than to file the document on the SEC's EDGAR database.

10. INVESTMENT COMPANY INSTITUTE ("ICI"). Fund Accounting provides the ICI with certain holdings information (top 10 holdings, sector weighting and asset categories) regarding the Fund on a quarterly basis, approximately fifteen (15) days after the quarter end. The ICI uses this information for survey purposes and does not disclose the Fund's holding information publicly.

11. PLEXUS GROUP AND ELKINS/MCSHERRY. SSB&T provides purchase and sale information with respect to the Fund's equity funds on a quarterly basis approximately fifteen (15) days after the quarter end. Plexus and Elkins/McSherry analyze the information to produce reports containing brokerage execution statistics and comparisons. These reports are provided to the Fund and neither Plexus nor Elkins/McSherry disclose publicly the information they receive or the reports they prepare. AIG SunAmerica's contract with Plexus includes a confidentiality clause


12. MANHATTAN CREATIVE PARTNERS D/B/A DILIGENT. Marketing provides Diligent with entire portfolio holdings on a monthly basis approximately seven
         (7) days as of the month end. Diligent services the website of the AIG SunAmerica Mutual Funds. Diligent also hosts the Board's online meeting materials.

13. MARKETING FIRMS. Our Marketing Group provides portfolio holding information to various marketing firms, including PeachTree
         Enterprises, Primelook, Inc., Royal Impressions, Wilmedia, Hartshorn Communications, JDP Marketing Services, and Molly Hart, with portfolio holding information. Depending on the Fund and the marketing firm, the Marketing Group provides information on a monthly, quarterly, or on an as needed basis, generally within seven (7) days of the period end. Generally, these marketing firms are responsible for the design and/or printing of sales literature on behalf of the Fund or assist in the preparation of the MD&A section and shareholder letters to the annual and semi-annual reports. They do not publicly disclose the Fund's portfolio holdings information and are subject to confidentiality provisions in our agreements with them.


14. INSTITUTIONAL SHAREHOLDER SERVICES ("ISS"). ISS downloads both daily and weekly portfolio information (I.E. custodian identification number, security identification number, share position and description of the security) through SSB&T Insight System. This information is used for the purposes of voting proxies on behalf of the Fund, evaluating the Fund's eligibility for participating in, and filing proofs of claim on behalf of the Fund in securities class action lawsuits. ISS does not publicly disclose the information except as may be required when filing a proof of claim in connection with a Fund's participation in a securities class action lawsuit. AIG SunAmerica's contract with ISS includes confidentiality disclosure.


                                 TRANSFER AGENT

         State Street Bank & Trust Company serves as transfer and dividend paying agent and as registrar. Its principal business address is 225 Franklin Street, Boston, Massachusetts 02110.

                       WAIVER OF EARLY WITHDRAWAL CHARGES

         For a discussion of the waiver of Early Withdrawal Charges please see "How to Buy Fund Shares" in the prospectus. Early Withdrawal Charges may be waived on redemptions of Class B and Class C shares under certain circumstances. The conditions set forth below are applicable with respect to the following situations with the proper documentation:

         (a) DEATH. Early Withdrawal Charges may be waived on repurchases within one year following the death (i) of the sole shareholders on an individual account, (ii) of a joint tenant where the surviving joint tenant is the deceased spouse, or other custodial account. The Early Withdrawal Charge waiver is also applicable in the case where shareholder account is registered as community property. If, upon the occurrence of one estate, the Early Withdrawal Charge will be waived on any redemption from the estate account occurring within one year of the death. If the Class B or Class C shares are not redeemed within one year of the death, they will remain Class B or Class C shares, as applicable, and be subject to the applicable Early Withdrawal Charges, when redeemed.

         (b) DISABILITY. Early Withdrawal Charges may be waived on repurchases occurring within one year after the sole shareholder on an individual account or a joint tenant on a spousal joint tenant account becomes disabled (as defined in Section 72(m)(7) of the Internal Revenue Code of 1986, as amended (the "Code"). To be eligible for such waiver, (i) the disability must arise after the purchase of shares and (ii) the disabled shareholder must have been under age 65 at the time of the initial determination of disability. If the account is transferred to a new registration and then a redemption is requested, the applicable Early Withdrawal Charges will be charged.

                             LIQUIDITY REQUIREMENTS

         From the time that the Fund sends a Notification to shareholders until the Pricing Date, the Fund will maintain a percentage of the Fund's assets equal to at least 100 percent of the Repurchase Offer Amount either in: (a) assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within a period equal to the period between the Repurchase Date and the next Repurchase Request Deadline; or (b) assets that mature by the next Repurchase Payment Deadline.

         In  the  event  that  the  Fund's   assets  fail  to  comply  with  the
requirements in the preceding paragraph, the Board shall cause the Fund to take such action as the Board deems appropriate to ensure compliance.


         In supervising the Fund's operations and the actions of AIG SunAmerica and AIGGIC, the Board has adopted reasonably designed written procedures (the "Liquidity Procedures"), taking into account current market conditions and the Fund's investment objective, to ensure that the Fund's assets are sufficiently liquid so that the Fund can comply with the Repurchase Offer Fundamental Policy and with the liquidity requirements described above.

         From time to time, the Board reviews the Fund's portfolio composition and makes and approves such changes to the Liquidity Procedures as the Board deems necessary.

                                      TAXES

         Set forth below is a discussion of certain U.S. federal income tax issues concerning the Fund and the purchase, ownership, and disposition of Fund shares. This discussion does not purport to be complete or to deal with all aspects of federal income taxation that may be relevant to shareholders in light of their particular circumstances. This discussion is based upon present provisions of the Code, the regulations promulgated or proposed thereunder, and judicial and administrative ruling authorities, all of which are subject to change, which change may be retroactive. Prospective investors should consult their own tax advisers with regard to the federal tax consequences of the purchase, ownership, or disposition of Fund shares, as well as the tax consequences arising under the laws of any state, foreign country, or other taxing jurisdiction.

         For a discussion of federal tax issues affecting shareholders of the Fund please see "Taxes" in the Prospectus.


         The Fund intends to qualify for the special tax treatment afforded regulated investment companies ("RICs") under Subchapter M of the Code. To quality for that treatment, the Fund must distribute to its shareholders for each taxable year at least 90% of its investment company taxable income (consisting generally of net ordinary investment income and net short-term capital gain) and must meet several additional requirements. Among these requirements are the following: (a) the Fund must derive at least 90% of its gross income each taxable year from dividends, interest, payments with respect to certain securities loans, gains from the sale or other disposition of securities, and certain other related income; and (b) the Fund must diversify its investments so that at the close of each quarter of its taxable year, (i) at least 50% of the value of its total assets are represented by cash and cash items, U.S. Government securities, securities of other regulated investment companies and other securities limited in respect of any one issuer to not more than 5% of the value of the Fund's total assets and not more than 10% of that issuer's voting securities, and (ii) not more than 25% of the value of its total assets may be invested in securities of any one issuer (other than U.S. Government securities and securities of other regulated investment companies) or in two or more issuers which the Fund controls and which are engaged in the same or similar trades or businesses.


         Provided that the Fund satisfies the above requirements, it will not be subject to federal income tax on that part of its investment company taxable income and the excess of net long-term capital gain over net short-term capital loss that it distributes to shareholders.

         The Fund will be subject to a nondeductible 4% federal excise tax to the extent that it does not timely distribute during each calendar year 98% of its ordinary income, determined on a calendar year basis, and 98% of its capital gain net income, determined, in general, as if the one-year period ending on October 31st were the Fund's taxable year, plus certain undistributed amounts from previous years. The Fund will be subject to the excise tax only on the amount by which it does not meet the foregoing distribution requirements. To avoid application of the excise tax, the Fund intends to distribute its income in accordance with the calendar year requirements.

         A distribution will be treated as paid on December 31 of a calendar year if it is declared by the Fund in October, November or December of that year with a record date in such a month and paid by the Fund during January of the following year. Such a distribution will be taxable to shareholders in the calendar year in which the distribution is declared, rather than the calendar year in which it is received.

DISTRIBUTIONS

         Distributions of investment company taxable income are taxable to a U.S. shareholder as ordinary income, whether paid in cash or shares. It is not expected that dividends paid by the Fund to a corporate shareholder will be eligible for the dividends received deduction.

         The excess of net long-term capital gains over net short-term capital losses realized, distributed and properly designated by the Fund, whether paid in cash or reinvested in Fund shares, will generally be taxable to shareholders as long-term capital gain, regardless of how long a shareholder had held Fund shares. Distributions of net capital gains from assets held for one year or less will be taxed as ordinary income.

         Shareholders will be notified annually as to the U.S. federal tax status of distributions, and shareholders receiving distributions in the form of newly issued shares will receive a report as to the net asset value of the shares received.

         If the net asset value of shares is reduced below a shareholder's cost as a result of a distribution by the Fund, such distribution generally will be taxable even though it represents a return of invested capital. Investors should be careful to consider the tax implications of buying shares of the Fund just prior to a distribution. The price of shares purchased at this time will include the amount of the forthcoming distribution, but the distribution will generally be taxable to the shareholder.

DISPOSITIONS

         A holder of Fund shares who, pursuant to a Repurchase Offer, tenders all of his or her Fund shares (and is not considered to own any other Fund shares pursuant to attribution rules contained in the Code) may realize a taxable gain or loss depending upon the shareholder's basis in the shares. Such gain or loss realized on the disposition of shares (whether pursuant to a Repurchase Offer or in connection with a sale or other taxable disposition of shares in a secondary market) generally will be treated as long-term capital gain or loss if the shares have been held as a capital asset for more than one year and as short-term capital gain or loss if held as a capital asset for one year or less. If Fund shares are sold at a loss after being held for six months or less, the loss will be treated as long-term--instead of short-term capital loss to the extent of any capital gain distributions received on those shares. All or a portion of any loss realized on a sale or exchange of shares of the Fund will be disallowed if the shareholder acquires other Fund shares within 30 days before or after the disposition. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss.

         Different tax consequences may apply to tendering shareholders other than fully-tendering shareholders described in the previous paragraph and to non-tendering shareholders in connection with a Repurchase Offer. For example, if a shareholder tenders fewer than all shares owned by or attributed to him or her, the proceeds received could be treated as a taxable dividend, a return of capital, or capital gain depending on the portion of shares tendered, the Fund's earnings and profits, and the shareholder's basis in the tendered shares. Moreover, when a shareholder tenders fewer than all shares owned pursuant to a Repurchase Offer, there is a risk that non-tendering shareholders may be considered to have received a deemed distribution that is taxable to them in whole or in part. Shareholders should consult their tax advisors regarding these issues.

         If, within 90 days after purchasing Fund shares with a sales charge, a shareholder exchanges the shares and acquires new shares at a reduced (or without any) sales charge pursuant to a right acquired with the original shares, then the shareholder may not take the original sales charge into account in determining the shareholder's gain or loss on the disposition of the shares. Gain or loss will generally be determined by excluding all or a portion of the sales charge from the shareholder's tax basis in the exchanged shares, and the amount excluded will be treated as an amount paid for the new shares.

         Not later than 60 days after the close of the calendar year, the Fund will provide its shareholders with a written notice designating the amounts of any ordinary income dividends or capital gain dividends. If the Fund pays a dividend in January that was declared in the previous October, November or December to shareholders of record on a specified date in one of those months, then such dividend will be treated for tax purposes as being paid by the Fund and received by its shareholders on December 31 of the earlier year in which the dividend was declared.

BACKUP WITHHOLDING


         The Fund may be required to backup withhold U.S. Federal income tax at the rate of 28% on all taxable distributions payable to shareholders who fail to provide their correct taxpayer identification number or fail to make required certification, or who have been notified by the Internal Revenue Service that they are subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld may be credited against a shareholder's U.S. Federal income tax liability, if any, provided that the required information is timely furnished to the Internal Revenue Service.

OTHER TAXATION


         Distributions may be subject to additional state, local and foreign taxes, depending on each shareholder's particular situation. Non-U.S. shareholders may be subject to U.S. tax rules that differ significantly from those summarized above, including the likelihood that ordinary income dividends to them would be subject to withholding of U.S. tax at a rate of 30% (or a lower treaty rate, if applicable). Nonresident shareholders are urged to consult their own tax advisers concerning the applicability of the U.S. withholding tax.

         The foregoing is a general and abbreviated summary of the applicable providions of the Code and Treasurt regulations currently in effect. Shareholders are urged to consult their tax advisors regarding specific questions as to Federal, state and local taxes. In addition, foreign investors should consult with their own tax advisors regarding the particular tax consequences to them of an investment in each Fund. Qualification as a RIC under the Code for tax purposes does not entail government supervision of management and investment policies.


FUND INVESTMENTS


         MARKET DISCOUNT. If the Fund purchases a debt security at a price lower than the stated redemption price of such debt security, the excess of the stated redemption price over the purchase price is "market discount." If the amount of market discount is more than a de minimis amount, a portion of such market discount must be included as ordinary income (not capital gain) by the Fund in each taxable year in which the Fund owns an interest in such debt security and receives a partial principal payment on it. In particular, the Fund will be required to allocate that partial principal payment first to the portion of the market discount on the debt security that has accrued but has not previously been includable in income. In general, the amount of market discount that must be included for each period is equal to the lesser of (i) the amount of market discount accruing during such period (plus any accrued market discount for prior periods not previously taken into account) or (ii) the amount of the partial principal payment with respect to such period. Generally, market discount accrues on a daily basis for each day the debt security is held by the Fund at a constant rate over the time remaining to the debt security's maturity or, at the election of the Fund, at a constant yield to maturity which takes into account the semi-annual compounding of interest. Gain realized on the disposition (including the retirement) of a market discount obligation must be recognized as ordinary interest income (not capital gain) to the extent of the "accrued market discount".


         ORIGINAL ISSUE DISCOUNT. Certain debt securities acquired by the Fund may be treated as debt securities that were originally issued at a discount. Very generally, original issue discount is defined as the difference between the price at which a security was issued and its stated redemption price at maturity. Although no cash income on account of such discount is actually received by the Fund, original issue discount that accrues on a debt security in a given year generally is treated for federal income tax purposes as interest and, therefore, such income would be subject to the distribution requirements applicable to regulated investment companies. Some debt securities may be purchased by the Fund at a discount that exceeds the original issue discount on such debt securities, if any. This additional discount represents market discount for federal income tax purposes (see above).

         CONSTRUCTIVE SALES. Under certain circumstances, the Fund may recognize gain from a constructive sale of an "appreciated financial position" it holds if it enters into a short sale, forward contract or other transaction that substantially reduces the risk of loss with respect to the appreciated position. In that event, the Fund would be treated as if it had sold and immediately repurchased the position and would be taxed on any gain from the constructive sale. The character of gain from a constructive sale would depend upon the Fund's holding period in the position. Constructive sale treatment does not apply to transactions closed before the end of the 30th day after the close of the taxable year, if certain conditions are met.

         SECTION 988 GAINS OR LOSSES. Gains or losses attributable to fluctuations in exchange rates which occur between the time the Fund accrues income or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such receivables or pays such liabilities generally are treated as ordinary income or loss. Similarly, on disposition of some investments, including debt securities and certain forward contracts denominated in a foreign currency, gains or losses attributable to fluctuations in the value of the foreign currency between the acquisition and disposition of the position also are treated as ordinary income or loss. These gains and losses, referred to under the Code as "section 988" gains or losses, increase or decrease the amount of the Fund's investment company taxable income available to be distributed to its shareholders as ordinary income. If section 988 losses exceed other investment company taxable income during a taxable year, the Fund would not be able to make any ordinary dividend distributions, or distributions made before the losses were realized as an ordinary dividend, reducing each shareholder's basis in his or her Fund shares.

SWAPS

         The federal income tax rules governing the taxation of interest rate swaps are not entirely clear and may require the Fund to treat payments received under such swaps as ordinary income and to amortize payments under certain circumstances. The Fund will limit its activity in this regard in order to enable it to maintain its qualification as a RIC.

FOREIGN WITHHOLDING TAXES

         The Fund may be subject to foreign withholding or other taxes with respect to income on certain loans to foreign Borrowers. Tax conventions between certain countries and the United States may reduce or eliminate these foreign taxes. However, to the extent that foreign taxes are imposed, the taxes would reduce the yield on the Loans. Because not more than 50% of the value of the Fund's total assets at the close of any taxable year will consist of Loans to foreign borrowers, the Fund will not be eligible to pass through to shareholders their proportionate share of foreign taxes paid by the Fund, with the result that shareholders will not be entitled to take any foreign tax credits or deductions for foreign taxed paid by the Fund. However, the Fund may deduct foreign taxes in calculating its distributable income.

                             PERFORMANCE INFORMATION


         The Fund's yield for the one-month period ended on December 31, 2005 was 5.61% for Class A shares, 5.31% for Class B shares, 5.31% for Class C shares and 5.81% for Class D shares. The Fund's effective yield for the same period was 5.76% for Class A shares, 5.44% for Class B shares 5.44% for Class C shares and 5.97% for Class D shares.

         The total investment return for the year ending December 31, 2005 was 4.44% for Class A shares, 4.24%% for Class B shares, 4.24%% for Class C shares and 4.76% for Class D shares. The total investment returns for Class A shares from its inception date through the year ending December 31, 2005 was 4.05%. On December 31, 2005, the net asset value of Class A, Class B, Class C and Class D shares was $9.41.


         The calculation for yields and total investment return do not reflect the imposition of any early withdrawal charges.

         The Fund may advertise total return either on a cumulative or annualized basis.


         The Fund may provide information about AIG SunAmerica, AIGGIC, their affiliates and other related funds in sales material or advertisements provided to investors or prospective investors. Sales material or advertisements also may provide information on the use of investment professionals by investors. For further information, see "Performance Information" in the Fund's Prospectus.


         Past performance is not indicative of future results. Investment return and principal value will fluctuate. When redeemed, shares may be worth more or less than their original cost.

                                 INDEMNIFICATION

         Under the Fund's By-Laws, each officer and director of the Fund will be indemnified by the Fund to the full extent permitted under the General Laws of the State of Maryland, except that such indemnity will not protect any such person against any liability to the Fund or any stockholder thereof to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. Absent a court determination that an officer or director seeking indemnification was not liable on the merits or guilty of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office, the decision by the Fund to indemnify such person must be based upon the reasonable determination of independent legal counsel or the vote of a majority of a quorum of the directors who are neither "interested persons," as defined in Section 2(a) (19) of the 1940 Act, nor parties to the proceeding ("non-party independent directors"), after review of the facts, that such officer or director is not guilty of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

         The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendere or its equivalent, will not, of itself, create a presumption that any liability or expense arose by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties of the director's or officer's office.

         Each officer and director of the Fund claiming indemnification will be entitled to advances from the Fund for payment of the reasonable expenses incurred by him or her in connection with proceedings to which he or she is a party in the manner and to the full extent permitted under the General Laws of the State of Maryland; provided, however, that the person seeking indemnification by the Fund will provide to the Fund a written affirmation of his or her good faith belief that the standard of conduct necessary for indemnification by the Fund has been met and a written undertaking to repay any such advance, if it should ultimately be determined that the standard of conduct has not been met, and provided further that at least one of the following additional conditions is met: (a) the person seeking indemnification will provide a security in form and amount acceptable to the Fund for his or her undertaking; (b) the Fund is insured against losses arising by reason of the advance; (c) a majority of a quorum of non-party independent directors, or independent legal counsel in a written opinion, will determine, based on a review of facts readily available to the Fund at the time the advance is proposed to be made, that there is reason to believe that the person seeking indemnification will ultimately be found to be entitled to indemnification.

         The Fund may indemnify, make advances or purchase insurance to the extent provided in its By-Laws on behalf of an employee or agent who is not an officer or director of the Fund.

         The indemnification provided by the Fund's By-Laws is not exclusive of any rights to which those seeking indemnification may be entitled under any law, agreement, vote of shareholders, or otherwise. The Fund's By-Laws do not authorize indemnification inconsistent with the 1940 Act or the Securities Act of 1933. Any indemnification provided by the Fund's By-Laws will continue as to a person who has ceased to be a director, officer, or employee, and will inure to the benefit of that person's heirs, executors and administrators. In addition, no amendment, modification or repeal of the indemnification provisions of the By-Laws will adversely affect any right or protection of an indemnitee that exists at the time of the amendment, modification or repeal.


             INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND LEGAL
                                    COUNSEL

         PricewaterhouseCoopers, LLP, 1201 Louisiana, Suite 2900 Houston, TX 77002 has been selected to serve as the Fund's independent accountants and in that capacity examines the annual financial statements of the Fund. The firm of Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, NY 10019, serve as legal counsel to the Fund.

                              FINANCIAL STATEMENTS

         The Fund's audited financial statements for the fiscal year ended December 31, 2005, including the independent accountants report, are set forth in the December 31, 2005 Annual Report and are incorporated herein by reference. Copies of the Fund's Semi-Annual and Annual Reports are available without charge by contacting the Fund's Distributor, AIG SunAmerica Capital Services, Inc., Harborside Financial Center, 3200 Plaza 5, Jersey City, New Jersey 07311-4992.


                                OTHER INFORMATION

         The Fund's Prospectus and Statement of Additional Information do not contain all of the information set forth in the Registration Statement that the Fund has filed with the Securities and Exchange Commission. The complete
Registration Statement may be obtained from the Securities and Exchange Commission upon payment of the fee prescribed by its rules and regulations. The complete Registration Statement also is available on the Commission's website (http:\\www.sec.gov).

                       APPENDIX A - DESCRIPTION OF RATINGS

MOODY'S LONG-TERM DEBT RATINGS

         Aaa Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

         Aa Bonds which are rated Aa are judged to be of high quality by all standards. Together, with an Aaa group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the Aaa securities.

         A Bonds which are rated A possess many favorable investment attributes and are to be considered as upper- medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future.

         Baa  Bonds  which  are  rated  Baa  are   considered  as   medium-grade
obligations (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

         Ba Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

         B Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

         Caa Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest. Bonds which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

         C Bonds which are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

         Moody's applies numerical modifiers, 1, 2 and 3 in each generic rating classification from Aa through B in its long-term debt ratings. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic category.

PART C
--------------------------------------------------------------------------------

                                OTHER INFORMATION


ITEM 25. FINANCIAL STATEMENTS AND EXHIBITS


     (1) FINANCIAL STATEMENTS:


         INCLUDED IN PART A:   Financial Highlights

         INCORPORATED BY REFERENCE IN PART B:





                               (i)   Portfolio of Investments, December 31, 2005
                               (ii)  Statement of Assets and Liabilities,
                                     December 31, 2005
                               (iii) Statement of Operation - for the year
                                     ended December 31, 2005
                               (iv)  Statement of Changes in Net Assets - for
                                     the years ended December 31, 2005,
                               (v)   Statement of Cash Flows - for the year
                                     ended December 31, 2005

                               (vi)  Notes to Financial Statements

(2) EXHIBITS:



(a)(1)        Articles of Incorporation*
(a)(2)        Articles Supplementary**
(a)(3)        Articles Supplementary********
(a)(4)        Form of Articles Supplementary*******
(b)           By-Laws****
(b)(1)        Form of Amendment to the By-Laws*******
(c)           Not applicable
(d)           Not applicable
(e)           Form of Dividend Reinvestment Plan****
(f)           Not applicable
(g)(1)(a)     Form of Advisory Agreement********

(g)(2)(a)     Form of Sub-Advisory Agreement

(h)(1)        Form of Distribution Agreement********
(h)(2)        Form of Selling Agreement********
(i)           Not applicable

(j)           Form of Master Custodian Agreement (filed herewith)

(k)           Form of Administration Agreement********
(k)(1) Form of Agreement and Plan of Reorganization between North American Senior Floating Rate Fund, Inc. and CypressTree Senior Floating Rate Fund, Inc.*******
(l)           Opinion and Consent of Counsel (filed herewith)

(m)           Not applicable
(n)(1)        Consent of Independent Accountants (filed herewith)
(o)           Not applicable
(p)           Investment Letter*
(q)           Form of Model Retirement Plan*

(r)(1)        Code of Ethics of AIG Global Investment Corp. (filed herewith)

(r)(2) Code of Ethics of AIG SunAmerica Asset Management Corp.(filed herewith)
(s)(1)        Distribution Plan--Class A Shares****
(s)(2)        Distribution Plan--Class B Shares****
(s)(3)        Distribution Plan--Class C Shares****
(s)(4)        Amended and Restated Multi-class Plan*******

(z)(1)        Power of Attorney (filed herewith)




   * Filed as an exhibit to Amendment No. 2 to Registration Statement on Form N-2 of Registrant, filed August 6, 1998 (File No. 333-49273), incorporated by reference herein.
  ** Filed as an Exhibit to Registration Statement on Form N-2 of Registrant, filed August 4, 1999 (File No. 333-84429), incorporated by reference herein.
 *** Filed as an exhibit to Registration Statement on Form N-2 of Registrant, filed April 3, 1998 (File No. 333-49273), incorporated by reference herein.
**** Filed as an exhibit to Amendment No. 1 to Registration Statement on Form N-2 of Registrant, filed July 20, 1998 (File No. 333-49273), incorporated by reference herein.
***** Filed as an exhibit to Registration Statement on Form N-2 of Registrant, filed March 17, 2000 (File No. 333-32798), incorporated by reference herein.
****** Filed as an exhibit to Registration Statement on Form N-2 of Registrant, filed January 17, 2001 (File No. 333-53840), incorporated by reference herein.
******* Filed  as  an  exhibit  to  Registration   Statement  on  Form  N-14  of
        Registrant, filed January 26, 2001, incorporated by reference herein.

********Filed as an exhibit to Amendment No. 11 to Registration Statement on Form N-2 of Registrant, filed April 29, 2002 (File No. 333-32798), incorporated by reference herein.

********* Filed as an exhibit to Amendment No. 12 to  Registration  Statement on
          Form N-2 of Registrant, filed April 29, 2003 (File No. 333-32798), incorporated by reference herein.


# Filed as an exhibit to Amendment No. 13 to Registration Statement on Form N-2 of Registrant, filed April 28, 2004 (File No. 333-32798) incorporated by reference herein.


## Filed as an exhibit to Amendment No. -- to Registration Statement on Form N-2 of Registrant, filed April 2-, 2005 (File No. 333-32798) incorporated by reference herein.



ITEM 26. MARKETING ARRANGEMENTS


       Not Applicable.


ITEM 27. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT


       Not Applicable.

ITEM 29. NUMBER OF HOLDERS OF SECURITIES


TITLE OF CLASS                   NUMBER OF RECORD HOLDERS
Class A Common Stock                      86
Class B Common Stock                   1,146
Class C Common Stock                   4,540
Class D Common Stock                     721



ITEM 30. INDEMNIFICATION


     The Registrant's Articles of Incorporation and By-Laws contain provisions limiting the liability, and providing for indemnification, of the Directors and officers under certain circumstances. Article IX of the Fund's Articles of Incorporation, filed as Exhibit a(1) to this Registration Statement, and Article VIII of the Fund's By-Laws, filed as Exhibit b to this Registration Statement, provide that the Fund shall indemnify its present and past Directors and officers, and may indemnify its employees and agents to the maximum extent permitted by applicable law (including Maryland law and the 1940 Act). Section 2-418(b) of the Maryland General Corporation Law ("Maryland Code") permits the Fund to indemnify its Directors unless it is established that the act or omission of the Director was material to the matter giving rise to the preceding, and (a) the act or omission was committed in bad faith or was the result of active and deliberate dishonesty; (b) the Director actually received an improper personal benefit in money, property or services or; or (c) in the case of any criminal proceeding, the Director had reasonable cause to believe the act or omission was unlawful. Indemnification may be made against judgments, penalties, fines, settlements and reasonable expenses incurred by the Director in connection with a proceeding, in accordance with the Maryland Code. Pursuant to Section 2-418(j)(1) and Section 2-418(j)(2) of the Maryland Code, the Fund is permitted to indemnify its officers, employees and agents to the same extent as its Directors. The provisions set forth above apply insofar as consistent with
Section 17(h) of the 1940 Act, which prohibits indemnification of any Director or officer of the Fund against any liability to the Fund or its shareholders to which such director or officer otherwise would be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


ITEM 31. BUSINESS AND OTHER CONNECTIONS OF THE INVESTMENT ADVISER


     Refer to the information set forth under the captions "Management of the Fund" in the Prospectus and "Advisory, Administrative and Distribution Services" in the Statement of Additional Information constituting Parts A and B, respectively, of this Registration Statement, which summary is incorporated herein by reference. For information as to the business, profession, vocation or employment of a substantial nature of each director or officer of the adviser or subadviser, reference is made to the respective Form ADV, as amended, filed under the Investment Advisers Act of 1940.


ITEM 32. LOCATION OF ACCOUNTS AND RECORDS




     All applicable accounts, books and documents required to be maintained by the Registrant by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder will be in the possession and custody of the Registrant's custodian, and transfer agent, with the exception of certain corporate documents and portfolio trading documents which are in the possession and custody of SAAMCo, Harborside Financial Center, 3200 Plaza 5, Jersey City, New Jersey 07311 and Stanfield, 430 Park Avenue, New York, New York 10022. Registrant is informed that all applicable accounts, books and documents required to be maintained by registered investment advisers are in the custody and possession of SAAMCo.




ITEM 33. MANAGEMENT SERVICES


  None.


ITEM 34. UNDERTAKINGS


  The undersigned registrant hereby undertakes:

(1) (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (1) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (2) To reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

          (3) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (b) that, for the purpose of determining any liability under the 1993 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

     (c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(2)  To send by first class mail or other means designed to ensure equally

                                   SIGNATURES



     Pursuant to the requirements of the Securities Act of 1933, as amended and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement under Rule 486(b) and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jersey City and State of New Jersey on the 28th day of April 2006.




                                  SunAmerica Senior Floating Rate Fund, Inc.



                                  By: /s/ Vincent M. Marra
                                  -------------------------
                                  Vincent M. Marra
                                  President




     Pursuant  to  the   requirements  of  the  Securities  act  of  1933,  this
Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.




         Signature                                   Title                           Date
         ---------                                   -----                           ----

                                          President                        April 28, 2006
/s/         *                             (Principal Chief Executive
----------------------------              Officer
Vincent Marra

/s/         *                             Treasurer (Principal Financial   April 28, 2006
----------------------------              and Accounting Officer
Donna M. Handel

/s/         *                             Director                         April 28, 2006
----------------------------
Samuel M. Eisenstat

/s/         *                             Director                         April 28, 2006
----------------------------
Peter A. Harbeck

/s/         *                             Director                         April 28, 2006
----------------------------
Stephen J. Gutman

/s/         *                             Director                         April 28, 2006
----------------------------
Dr. Judith L. Craven

/s/         *                             Director                         April 28, 2006
----------------------------
William F. Devin


* By /s/ Thomas Lynch, Attorney-in-Fact
(pursuant to Power of Attorney filed herewith)

                                 Exhibit Index



(j)       Form of Master Custodian Agreement


(l)       Opinion and Consent of Counsel

(n)(1)    Consent of Independent Accountants


(r)(1)    Code of Ethics, AIG Global Investment Corp.

(r)(2)    Code of Ethics of AIG SunAmerica Asset Management Corp.

(z)(1)    Power of Attorney